      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 2000

                                                      REGISTRATION NO. 333-96227
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 6
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                        MANUFACTURERS' SERVICES LIMITED
             (Exact name of registrant as specified in its charter)

            DELAWARE                          3679                      04-3258036
  (State or other jurisdiction          (Primary Standard            (I.R.S. Employer
of incorporation or organization)   Industrial Classification       Identification No.)
                                          Code Number)

           300 BAKER AVENUE, SUITE 106, CONCORD, MASSACHUSETTS 01742
                                 (978) 287-5630
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                                 KEVIN C. MELIA
                          300 BAKER AVENUE, SUITE 106
                          CONCORD, MASSACHUSETTS 01742
                                 (978) 287-5630
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

    COPIES OF ALL COMMUNICATIONS, INCLUDING COMMUNICATIONS SENT TO AGENT FOR
                          SERVICE, SHOULD BE SENT TO:

           DAVID B. WALEK, ESQ.                         WINTHROP B. CONRAD, JR., ESQ.
               Ropes & Gray                                 Davis Polk & Wardwell
         One International Place                             450 Lexington Avenue
       Boston, Massachusetts 02110                         New York, New York 10017
              (617) 951-7000                                    (212) 450-4000

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

    The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

We will amend and complete the information in this prospectus. Although we are permitted by US federal securities laws to offer these securities using this prospectus, we may not sell them or accept your offer to buy them until the documentation filed with the SEC relating to these securities has been declared effective by the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.

                      SUBJECT TO COMPLETION--JUNE 1, 2000


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


PROSPECTUS
           , 2000


                                     [LOGO]

                        MANUFACTURERS' SERVICES LIMITED

                       11,000,000 SHARES OF COMMON STOCK

----------------------------------------------------------------------


MANUFACTURERS' SERVICES LIMITED:          THE OFFERING:
- We are a leading global provider of     - We are offering 11,000,000 shares of our common
  advanced electronics design,              stock.
  manufacturing and related services.     - The underwriters have an option to purchase an
- Manufacturers' Services Limited           additional 1,650,000 shares from the selling
  300 Baker Avenue, Suite 106             stockholders to cover
  Concord, Massachusetts 01742              over-allotments.
  (978) 287-5630                          - This is our initial public offering, and no
                                            public market currently exists for our shares.
SYMBOL & MARKET:                          - We anticipate that the initial public offering
- Our common stock has been authorized      price for our shares will be between $15.00 and
  for listing on the New York Stock         $17.00 per share.
  Exchange under the symbol "MSV."        - Closing:     , 2000.


---------------------------------------------------------------------------------
                                                 Per Share               Total
---------------------------------------------------------------------------------
Public offering price:                           $                    $
Underwriting fees:
Proceeds to Manufacturers' Services Limited:
---------------------------------------------------------------------------------

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

--------------------------------------------------------------------------------

Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE

         BANC OF AMERICA SECURITIES LLC

                     ROBERTSON STEPHENS

                                 THOMAS WEISEL PARTNERS LLC

                                                DLJDIRECT INC.

                               TABLE OF CONTENTS


                                       Page
Prospectus Summary.................         1
Risk Factors.......................         6
Forward-Looking Statements.........        13
Use of Proceeds....................        14
Dividend Policy....................        14
Capitalization.....................        15
Dilution...........................        16
Selected Consolidated Financial
  Data.............................        17
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........        19
Business...........................        34



                                       Page
Management.........................        51
Relationships and Transactions
  with Related Parties.............        61
Principal and Selling
  Stockholders.....................        63
Description of Indebtedness........        65
Description of Capital Stock.......        68
Shares Eligible for Future Sale....        74
Underwriting.......................        77
Legal Matters......................        81
Experts............................        81
Where You Can Find More
  Information......................        81
Index to Consolidated Financial
  Statements.......................       F-1


                            ------------------------

    The industry data presented in this prospectus, except where otherwise noted, has been compiled from an electronics manufacturing services industry report--"Contract Manufacturing from a Global Perspective, 1999 Update"--prepared by Technology Forecasters, Inc., a California based management consulting firm specializing in the electronics manufacturing services industry. Technology Forecasters is commonly relied upon as an information source in the electronics manufacturing services industry. Although we have not independently verified any such data, we believe that the information provided by Technology Forecasters in this prospectus is reliable. In addition, some MSL data presented in this prospectus has been compiled from internal MSL surveys and schedules, which, while believed by us to be reliable, have not been verified by any independent sources.

    In this prospectus, references to "MSL" and "Manufacturers' Services" refer to Manufacturers' Services Limited and its subsidiaries, except where noted or the context clearly suggests otherwise. Total Cost of Ownership-Registered Trademark-, the globe symbol and the globe with the name "Manufacturers' Services" are registered trademarks of Manufacturers' Services Limited. This prospectus contains trademarks, service marks and trade names of companies and organizations other than Manufacturers' Services Limited.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS IMPORTANT INFORMATION REGARDING OUR BUSINESS AND THIS OFFERING. BECAUSE THIS IS ONLY A SUMMARY, IT DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY "RISK FACTORS" BEGINNING ON PAGE 6 AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES, BEFORE DECIDING TO INVEST IN OUR COMMON STOCK. EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                        MANUFACTURERS' SERVICES LIMITED

Overview

    We are a leading global provider of advanced electronics design, manufacturing and related services. We provide these services to original equipment manufacturers primarily in the voice and data communications, computer and related peripherals, medical equipment and industrial and consumer electronics industries. The services that we provide are commonly referred to as electronics manufacturing services. We provide original equipment manufacturers, or OEMs, with a comprehensive range of services, including:

    - product design and new product introduction services;

    - materials procurement and management;

    - assembly and manufacturing;

    - testing services;

    - order fulfillment and distribution; and

    - after-market support.

    We assist our customers in the design and product introduction phases of development to reduce the time it takes to bring their products to market and optimize their design for high volume manufacturing. We obtain competitive component pricing and greater sourcing flexibility for our customers through our material and inventory management expertise and our global information systems. We utilize sophisticated assembly and manufacturing techniques in order to provide the complex functionality and small product size that is required by OEMs. We subject our manufactured products to a comprehensive set of tests for quality, functionality and reliability, including, in some instances, product-specific tests that we design for our customers. Additionally, we assist our customers in packaging and distributing the final products directly into their distribution channels and to their end users. We also provide a wide range of after-market support services such as repair, refurbishment, exchange, system upgrades and spare part manufacturing. By providing these services, we allow our customers to focus on their core competencies, and we enhance their competitiveness by reducing the cost of their products and shortening the time from product conception to product introduction in the marketplace.

    We have established a network of manufacturing facilities in the world's major electronics markets--North America, Europe and Asia--to serve the increasing outsourcing needs of both multinational and regional OEMs. We have strategically located our manufacturing facilities near our customers and their end-markets, which benefits our customers by reducing the time required to get their products to market and by increasing their flexibility to respond to changing market conditions. We believe that the combination of our services and our global manufacturing network has enabled us to become integral to our customers' product development and manufacturing strategies.

    We target leading OEMs in rapidly growing industries. We seek to establish long-term, integrated relationships with OEMs that have chosen outsourcing as a core manufacturing strategy. Due to our focus on rapidly growing industries, our prospects are influenced by recent trends, such as the buildout of the communications and Internet infrastructure, the proliferation of personal computing devices and other technological trends. Our most significant customers based on sales in the first fiscal quarter of 2000 include industry leaders such as:

3Com Corporation                   Iomega Corporation
ADC Telecommunications, Inc.       LM Ericsson Telefon AB
Gilat Satellite Networks Ltd.      LSI Logic Corporation
Hewlett-Packard Company            Palm, Inc.
International Business Machines    Rockwell International
  Corporation                        Corporation

We also serve selected emerging companies in order to establish an early outsourcing relationship that will provide us with attractive growth opportunities as the products of these emerging companies gain market acceptance.

    OEMs, which once pursued fully integrated business strategies, have begun outsourcing their new product design, materials procurement and management, assembly and manufacturing, order fulfillment and distribution and after-market support functions. As a result of this increasing trend by OEMs to outsource these functions, the electronics manufacturing services industry has experienced significant growth over the past several years. We have capitalized on this industry growth through a combination of strategic acquisitions and internal expansion. Our total net sales have increased from $183.2 million in 1995, our first full year of operations, to $920.7 million in 1999, a compound annual growth rate of approximately 50%. While we experienced net losses of approximately $9.7 million, $17.3 million and $6.2 million in 1996, 1997 and 1998, respectively, we reported net income of approximately $2.0 million in 1999.

    Technology Forecasters projects that electronics manufacturing services industry revenues will grow annually at 20% from 1998 through 2003, reaching $149 billion in 2003. Technology Forecasters also projects that the twelve electronics manufacturing services providers with revenues of greater than $500 million in 1998 will have an annual growth rate of 30% over the 1998 to 2003 period. We believe that we are well positioned to benefit from this forecasted growth.

Our Business Strategy

    Our objective is to be the premier provider of value-added electronics design, manufacturing and related services to leading OEMs in rapidly growing industries. Our strategy to achieve this objective includes the following key elements:

    - establish and maintain long-term relationships with leading OEMs in rapidly growing industries;

    - expand our global presence;

    - expand our integrated design, manufacturing and related services;

    - continually reduce our customers' overall product costs;

    - reduce our customers' time-to-global market and time-to-global volume; and

    - actively pursue strategic acquisitions.

    An important element of our business strategy has been to acquire existing OEM manufacturing facilities, retain their business and employees, integrate the acquired operations and introduce new customers into the acquired facilities. As an increasing number of OEMs are divesting their manufacturing operations, we intend to selectively pursue acquisitions of OEM divestitures and other strategic opportunities.

    In 1995, we established a significant presence in North America, Europe and Asia by acquiring facilities from AT&T, IBM and Omnitron, a spin-off of LM Ericsson. We also acquired two Asian contract manufacturers, Connett Technologies and Topas Electronics. More recently, in 1998 we assumed operation of an IBM facility in Charlotte, North Carolina. In 1999, we acquired an existing manufacturing facility in Salt Lake City, Utah, from 3Com. The Salt Lake City facility manufactures handheld computing devices, known as Palm computing devices, and modems and network interface cards. In connection with this acquisition, we entered into a two-year supply agreement with Palm, a subsidiary of 3Com, to produce Palm computing devices and a two-year supply agreement with 3Com to produce modems and network interface cards. Additionally in 1999, we considerably enhanced our North American product design services with the acquisition of two electronics design firms, Electronic System Packaging and Ronlin Design.

Our History

    We are organized as a Delaware corporation. In January 1995, investment entities affiliated with Donaldson, Lufkin & Jenrette, Inc. acquired substantially all of our outstanding common stock, and after this offering they will own approximately 57.5% of our common stock. Our principal executive office is located at 300 Baker Avenue, Suite 106, Concord, Massachusetts 01742 and our telephone number is (978) 287-5630. We maintain a website on the Internet at WWW.MSL.COM. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information as part of this prospectus.

                                  THE OFFERING

Common stock offered by us................  11,000,000 shares
Common stock outstanding after
  this offering...........................  30,947,770 shares
Use of proceeds...........................  We plan to use the net proceeds from this offering to retire all of our outstanding senior preferred
                                            stock and to repay a portion of our indebtedness.
                                            See "Use of Proceeds."
New York Stock Exchange symbol............  MSV

    The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of April 2, 2000, the last day of our first fiscal quarter. It excludes:

    - 2,521,703 shares of common stock reserved for issuance upon the exercise of outstanding options granted under our stock option plans, of which 889,929 were exercisable at a weighted average exercise price equal to $12.12 per share;

    - 2,264,207 additional shares of common stock available for future grants under our stock option plans; and

    - 1,288,550 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price equal to $4.72 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table summarizes the consolidated financial data for our business. You should read this information together with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes included elsewhere in this prospectus.

                                                                                           First Fiscal
                                               Year Ended December 31,                      Quarter(a)
                                 ----------------------------------------------------   -------------------
                                   1995       1996       1997       1998       1999       1999       2000
                                                                                            (Unaudited)
                                                   (In thousands, except per share data)
Consolidated Statement of
  Operations Data:
Net sales......................  $183,164   $474,288   $562,666   $837,993   $920,722   $206,964   $332,820
Gross profit...................    16,499     38,133     35,879     45,259     55,233     11,085     16,315
Operating income (loss)........     5,210      3,880     (4,252)     8,695     16,411      3,157     (6,387)
Income (loss) applicable to
  common stock before
  extraordinary loss...........     1,217     (9,726)   (17,278)    (4,039)     1,201        103    (12,954)
Income (loss) per share
  applicable to common stock
  before extraordinary loss:
    Basic......................  $   0.19   $  (0.74)  $  (1.07)  $  (0.21)  $   0.06   $   0.01   $  (0.66)
    Diluted....................  $   0.19   $  (0.74)  $  (1.07)  $  (0.21)  $   0.06   $   0.01   $  (0.66)
Weighted average number of
  shares outstanding:
    Basic......................     6,430     13,159     16,172     18,746     19,384     19,053     19,673
    Diluted....................     6,430     13,159     16,172     18,746     19,608     19,208     19,673


                                                                    April 2, 2000
                                                              -------------------------
                                                               Actual    As Adjusted(b)
                                                                   (In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents...................................  $ 11,736      $ 11,736
Working capital.............................................   102,944       103,444
Total assets................................................   451,236       449,696
Current portion of long-term debt and capital lease
  obligations...............................................     7,500         7,000
Long-term debt and capital lease obligations................   142,215        37,575
Senior preferred stock......................................    39,595            --
Total stockholders' equity..................................    39,197       182,392


--------------------------

(a) The financial data for the first fiscal quarter of 1999 and 2000 is as of and for the three-month periods ended April 4, 1999 and April 2, 2000, respectively.


(b) As adjusted gives effect to this offering, assuming net proceeds of $162.1 million. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. ADDITIONAL RISKS NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS. ANY OF THESE RISKS COULD HAVE A MATERIAL AND NEGATIVE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

                  RISKS RELATING TO OUR BUSINESS AND INDUSTRY

Because a significant portion of our sales currently comes from a small number of customers, any decrease in sales from these customers could harm our operating results.

    We depend on a small number of customers for a large portion of our business, and changes in our customers' orders have, in the past, had a significant impact on our operating results. If a major customer significantly reduces the amount of business it does with us, there would be an adverse impact on our operating results. The following table sets forth the percentages of our total net sales to customers who accounted for 10% or more of our total net sales and the percentage of our total net sales to our ten largest customers in each period presented:

                                              Year Ended
                                             December 31,            Three Months Ended
                                    ------------------------------   ------------------
                                      1997       1998       1999       April 2, 2000
International Business Machines
  Corporation.....................     51%        51%        49%             25%
Iomega Corporation................     19%        20%        14%              6%
Palm, Inc.........................     --         --          3%             29%
Ten largest customers as a
  group...........................     81%        89%        88%             90%

    Based on our recent acquisition of inventory, manufacturing assets and other intangibles from 3Com and the related supply agreements, we anticipate that 3Com and its subsidiary, Palm, will each become a major customer in the year ending December 31, 2000.

    We expect to continue to depend on sales to our major customers. Since it is not always possible to replace lost business on a timely basis, it is likely that our operating results would be adversely affected if one or more of our major customers were to cancel, delay or reduce a large amount of business with us in the future. In addition, we generate significant accounts receivable in connection with providing services to our major customers. If one or more of our customers were to become insolvent or otherwise be unable to pay for our services, our operating results and financial condition could be adversely affected.

We intend to pursue strategic acquisitions of manufacturing facilities and businesses, and the failure to successfully integrate acquired facilities and businesses may adversely affect our financial performance.

    Successfully completing future acquisitions is an important part of our overall business strategy. However, any future acquisitions we make could result in:

    - difficulty in integrating our operations, technologies, systems, products and services with those of the acquired facility;

    - difficulty in operating in foreign countries, in the case of acquisitions that we make outside the U.S., and over significant geographical distances;

    - diversion of our capital and our management's attention away from other business issues;

    - an increase in our expenses and our working capital requirements;

    - potential loss of key employees and customers of facilities or businesses we acquire; and

    - financial risks, such as:

          -- potential liabilities of the facilities and businesses we acquire;

          -- our need to incur additional indebtedness; and

          -- dilution if we issue additional equity securities.

    We may not successfully integrate any operations, technologies, systems, products or services that we may acquire in the future, and we cannot assure you that any of our recent or future acquisitions will be successful. If any of our recent or future acquisitions are not successful, it is likely that our financial performance will be adversely affected.

Our growth may be limited and our competitive position may be harmed if we are unable to identify, finance and close future acquisitions.

    We expect to actively pursue strategic acquisitions as part of our overall business strategy. Competition for acquiring attractive facilities and businesses in our industry is substantial. In executing this part of our business strategy, we may experience difficulty in identifying suitable acquisition candidates or in completing selected transactions. In addition, our existing bank credit facility limits our ability to acquire the assets or businesses of other companies. If we are able to identify acquisition candidates, such acquisitions may be financed with substantial debt or with potentially dilutive issuances of equity securities. Our ability to successfully complete acquisitions in the future will depend upon several factors, including the continued availability of financing. We cannot assure you that financing for acquisitions will be available on terms acceptable to us, if at all.

The incurrence of indebtedness in connection with the consummation of future acquisitions could harm our operating results and financial condition.


    Our acquisition strategy could require us to incur substantial amounts of indebtedness. As of April 2, 2000, our total debt was $149.7 million and our interest expense for the quarter then ended was $3.5 million. After a portion of the proceeds from this offering is used to repay existing indebtedness, we will still owe approximately $44.6 million in principal amount of indebtedness. Our future level of indebtedness could have consequences for our business, including:


    - vulnerability to the effects of poor economic and industry conditions affecting our business;

    - dedication of a substantial portion of our cash flow from operations to repayment of debt, limiting the availability of cash for working capital, capital expenditures or acquisitions which may be attractive to us;

    - reduced flexibility in planning for, or reacting to, changes in our business and industry; and

    - failure to comply with the financial covenants under our credit agreements relating to interest coverage, leverage, consolidated EBITDA and net worth resulting in an event of default, which if not cured or waived, could cause substantially all of our indebtedness to become immediately due and payable.

    We have financial instruments that are subject to interest rate risk, principally debt obligations under our bank credit facility. An increase in the base rates upon which our interest rates are determined could have an adverse effect on our operating results and financial condition.

    Contemporaneously with this offering, we intend to refinance our existing indebtedness under our bank credit facility with a new bank credit facility. We anticipate that the new bank credit facility will impose operating and financial restrictions on us substantially similar to those contained in our existing bank credit facility, including a limitation on our ability to pay cash dividends on our common stock. See "Description of Indebtedness."

Competition from existing or new companies in the electronics manufacturing services industry could cause us to experience downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities and the loss of market share.

    We operate in a highly competitive industry. We compete against many domestic and foreign companies, some of which have substantially greater manufacturing, financial, research and development and marketing resources than we do. Some of our competitors have broader geographic breadth and range of services than we do. In addition, some of our competitors may have more developed relationships with our existing customers than we do. We also face competition from the manufacturing operations of our current and potential customers, who continually evaluate the benefits of internal manufacturing versus outsourcing. As more OEMs dispose of their manufacturing assets and increase the outsourcing of their products, we will face increasing competitive pressures to grow our business in order to maintain our competitive position.

We depend on our suppliers, some of which are the sole source for our components, and our production would be substantially curtailed if these suppliers are not able to meet our demands and alternative sources are not available.

    We order raw materials and components to complete our customers' orders, and some of these raw materials and components are ordered from sole-source suppliers. Although we work with our customers and suppliers to minimize the impact of shortages in raw materials and components, we sometimes experience short-term adverse effects due to price fluctuations and delayed shipments. In the past, there have been industry-wide shortages of electronic components, particularly memory and logic devices. If a significant shortage of raw materials or components were to occur, we may have to delay shipments, and our operating results would be adversely affected. In some cases, supply shortages of particular components will substantially curtail production of products using these components. While most of our significant customer contracts permit quarterly or other periodic reviews of pricing based on decreases and increases in the prices of raw materials and components, we are not always able to pass on price increases to our customers. Accordingly, some raw material and component price increases could adversely affect our operating results. We also depend on a small number of suppliers for many of the other raw materials and components that we use in our business. If we were unable to continue to purchase these raw materials and components from our suppliers, our operating results would be adversely affected. Because many of our costs are fixed, our margins depend on our volume of output at our facilities and a reduction in volume will adversely affect our margins.

Long-term contracts are not typical in our industry, and reductions, cancellations or delays in customer orders would adversely affect our operating results.

    As is typical in the electronics manufacturing services industry, we do not usually obtain long-term purchase orders or commitments from our customers. Instead, we work closely with our customers to develop non-binding forecasts of the future volume of orders. Customers may cancel their orders, change production quantities from forecasted volumes or delay production for a number of reasons beyond our control. Significant or numerous cancellations, reductions or delays in orders by our customers would reduce our net sales. In addition, because many of our costs are fixed, a reduction in net sales could have an adverse effect on our operating results. From time to time we make capital investments in anticipation of future business opportunities. There can be no assurance that we will receive the anticipated business. If we are unable to obtain the anticipated business, our operating results and financial condition may be harmed.

Uncertainties and adverse trends affecting the electronics industry or any of our major customers may adversely affect our operating results.

    Our business depends on the electronics industry, which is subject to rapid technological change, short product life-cycles and pricing and margin pressure. In addition, the electronics industry has historically been cyclical and subject to significant downturns characterized by diminished product demand, rapid declines in average selling prices and production over-capacity. When these factors adversely affect our customers, we may suffer similar effects. Our customers' markets are also subject to economic cycles and are likely to experience recessionary periods in the future. The economic conditions affecting the electronics industry, in general, or any of our major customers, in particular, may adversely affect our operating results.

Because we have significant operations overseas, our operating results could be harmed by economic, political, regulatory and other factors existing in foreign countries in which we operate.

    We have substantial international manufacturing operations in Europe and Asia. Our international operations are subject to inherent risks, which may adversely affect us, including:

    - political and economic instability in countries where we have manufacturing facilities, particularly in Asia where we conduct a significant portion of our business;

    - fluctuations in the value of currencies, particularly in Spain where our functional currency is the Spanish peseta;

    - high levels of inflation, historically the case in a number of countries in Asia where we do business;

    - changes in labor conditions and difficulties in staffing and managing our foreign operations;

    - greater difficulty in collecting our accounts receivable and longer payment cycles;

    - burdens and costs of our compliance with a variety of foreign laws;

    - increases in the duties and taxes we pay;

    - imposition of restrictions on currency conversion or the transfer of funds; and

    - expropriation of private enterprises.

Our quarterly operating results are subject to fluctuations and seasonality, and if we fail to meet the expectations of securities analysts or investors, our share price may decrease significantly.

    Our annual and quarterly results may vary significantly depending on various factors, many of which are beyond our control and may not meet the expectations of securities analysts or investors. If this occurs, the price of our stock would likely decline. These factors include:

    - variations in the timing and volume of customer orders relative to our manufacturing capacity;

    - introduction and market acceptance of our customers' new products;

    - changes in demand for our customers' existing products;

    - the timing of our expenditures in anticipation of future orders;

    - effectiveness in managing our manufacturing processes;

    - changes in competitive and economic conditions generally or in our customers' markets;

    - the timing of, and the price we pay for, acquisitions and related integration costs;

    - changes in the cost or availability of components or skilled labor; and

    - foreign currency exposure.

    As is the case with many technology companies, we typically ship a significant portion of our products in the last few weeks of a quarter. Also, one of our significant end-markets is the consumer electronics market. This market exhibits particular strength towards the end of the year in connection with the holiday season. As a result, we have experienced relative strength in net sales in our fourth quarter.

Loss of any of our key personnel could hurt our business because of their experience in the electronics manufacturing services industry and their technological expertise.


    We operate in the highly competitive electronics manufacturing services industry and depend on the services of our key senior executives and other technological experts because of their experience in the electronics manufacturing services industry and their technical expertise. The loss of the services of one or several of our key employees or an inability to attract, train and retain qualified and skilled employees, specifically engineering and sales personnel, could result in the loss of customers or otherwise inhibit our ability to operate and grow our business successfully. In addition, our ability to successfully integrate acquired facilities or businesses depends, in part, on our ability to retain and motivate key management and employees hired by us in connection with the acquisition.


If we are unable to maintain our technological expertise in design and manufacturing processes we will not be able to successfully compete.

    We believe that our future success will depend upon our ability to develop and provide design and manufacturing services that meet the changing needs of our customers. This requires that we successfully anticipate and respond to technological changes in design and manufacturing processes in a cost-effective and timely manner. As a result, we continually evaluate the advantages and feasibility of new product design and manufacturing processes. We cannot, however, assure you that our process development efforts will be successful.

Our controlling stockholders and some of our directors may have interests that differ from yours.

    Donaldson, Lufkin & Jenrette, Inc. and its affiliates control us and have significant control over our business, policies and affairs, including the power to appoint new management, prevent or cause a change of control and approve any action requiring the approval of the holders of our common stock, including adopting some amendments to our certificate of incorporation and approving mergers or sales of all or substantially all of our assets. Affiliates of Donaldson, Lufkin & Jenrette, Inc. have the right to elect a majority of our directors. The interests of these stockholders and directors may differ from your interests or the interests of other stockholders. See "Relationships and Transactions with Related Parties" for more information concerning affiliates of Donaldson, Lufkin & Jenrette, Inc.

Provisions in our charter documents and Delaware law may delay, deter or prevent someone from acquiring us, which could decrease the value of your shares.

    Provisions in our charter and bylaws may have the effect of delaying, deterring or preventing a change of control or changes in our management that you might consider favorable unless approved by our stockholders and directors affiliated with Donaldson, Lufkin & Jenrette, Inc. Those provisions serve to limit the circumstances in which a premium may be paid for our common stock in proposed transactions or where a proxy contest for control of our board may be initiated. If a change of control or change in management is delayed, deterred or prevented, the market price of our common stock could suffer.

We are subject to a variety of environmental laws that expose us to potential financial liability.

    Our operations are regulated under a number of federal, state and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of these materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource, Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Compliance with these environmental laws is a major consideration for us because we use hazardous materials in our manufacturing process. In addition, because we are a generator of hazardous wastes, we, along with any other person who arranges for the disposal of our wastes, may be subject to financial exposure for costs associated with an investigation and any remediation of sites at which we have arranged for the disposal of hazardous wastes if these sites become contaminated, even if we fully comply with applicable environmental laws. In the event of a violation of environmental laws, we could be held liable for damages and for the costs of remedial actions and could also be subject to revocation of our effluent discharge permits. Any revocation could require us to cease or limit production at one or more of our facilities, thereby negatively impacting our revenues and potentially causing our common stock price to decline. Environmental laws could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violation, which also could negatively impact our operating results.

                         RISKS RELATED TO THIS OFFERING

Our common stock has no prior public market, and we cannot assure you that our stock price will not decline.

    Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active trading market for our common stock will develop or be sustained after this offering. The initial public offering price for our common stock will be determined by negotiations between the underwriters and us. We cannot assure you that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that the price of our common stock available in the public market will reflect our actual financial performance. The stock markets in general, and the stock prices of our competitors in particular, have recently experienced extreme volatility that has often been unrelated to their operating performance. These broad market fluctuations may adversely affect the trading price of our common stock.

Sales of our common stock by existing investors may begin shortly after completion of this offering, which could cause our stock price to decline.

    Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. The shares of our common stock outstanding prior to this offering will be eligible for sale in the public market at various times in the future. We, all of our officers, directors and stockholders owning most of our shares have generally agreed not to sell any shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters. Upon expiration of the lock-up period described above, approximately 1,009,793 additional shares will be eligible for sale in the public market without restriction and 18,579,104 shares held by some of our affiliates will become eligible for sale, subject to the restrictions under Rule 144. In addition, some of our existing stockholders have the right to require us to register their shares.

The initial public offering price is significantly higher than the book value of our common stock, and you will experience immediate and substantial dilution in the value of your investment.


    The initial public offering price per share will significantly exceed our net tangible book value per share. Accordingly, investors purchasing shares in this offering will suffer immediate and substantial dilution of $11.29 per share. See "Dilution."


                           FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates" or "anticipates" or the negative of those words or other comparable terminology. Forward-looking statements involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include systems failures, technological changes, volatility of securities markets, government regulations and economic conditions and competition in the areas in which we conduct our operations. For a discussion of factors that could cause actual results to differ, please see the discussion under "Risk Factors" contained in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made.

                                USE OF PROCEEDS


    We estimate that we will receive net proceeds of approximately
$162.1 million from the sale of our common stock, offered at an assumed initial public offering price per share of $16.00, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of our common stock by the selling stockholders pursuant to any exercise of the underwriters' over-allotment option.


    We intend to use approximately $57.0 million of the net proceeds of this offering to retire all of our outstanding senior preferred stock. The preferred stock was issued in November 1999 to DLJ Investment Funding II, Inc., DLJ Investment Partners II, L.P., DLJ ESC II L.P. and DLJ Investment Partners, L.P. in connection with our acquisition from 3Com of selected inventory, fixed assets and intangible assets in Salt Lake City, Utah. Holders of our senior preferred stock are entitled to a quarterly cash dividend at the rate of 14% per annum through November 26, 2000 and thereafter at a rate of 15% per annum, payable in cash at the mandatorily redeemable date or in additional shares of senior preferred stock. In connection with the anticipated retirement of our outstanding senior preferred stock, our net income available to common stockholders for the purposes of determining earnings per share will be reduced by approximately $17.4 million in the second fiscal quarter of the year ending December 31, 2000.


    We intend to use approximately $105.1 million of the net proceeds of this offering to discharge a portion of our indebtedness under our bank credit facility. We expect to repay approximately $74.2 million under our term loan facilities and approximately $30.9 million under our revolving credit facility. Our term loan facilities have a final maturity of July 31, 2004. Our revolving credit facility has a final maturity of July 31, 2002. As of April 2, 2000, the interest rate for our term loan facilities was 9.94% and for our revolving credit facility was between 9.13% and 11.00%. Following this offering and the application of the net proceeds, we will have approximately $33.2 million outstanding under our bank credit facility. In connection with the anticipated repayment of our indebtedness under our bank credit facility, we will record an extraordinary non-cash charge of $1.5 million associated with the write-off of deferred financing costs.


                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on shares of our common stock, and we do not anticipate paying any cash dividends for at least the next five years. We currently intend to retain any future earnings to finance operations and expansion and to reduce indebtedness. In addition, our existing bank credit facility limits, and we expect that our new bank credit facility will limit, our ability to pay cash dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of our board of directors, after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and restrictions imposed by lenders, if any.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of April 2, 2000. Our capitalization is presented:

    - on an actual basis; and

    - as adjusted to reflect the application of the estimated net proceeds from this offering to retire all of our outstanding senior preferred stock and to repay a portion of our outstanding indebtedness, assuming an initial public offering price of $16.00 per share.



                                                                    April 2, 2000
                                                        -------------------------------------
                                                         Actual                  As Adjusted
                                                        (In thousands, except per share data)
Cash and cash equivalents.............................  $ 11,736                    $ 11,736
                                                        ========                    ========
Long-term debt and capital lease obligations:
  Revolving facility..................................  $ 64,100                    $ 33,210
  Term loans..........................................    74,250                          --
  Other long-term debt and capital lease obligations
    including current portion.........................    11,365                      11,365
                                                        --------                    --------
    Total long-term debt and capital lease
      obligations.....................................   149,715                      44,575

Senior redeemable preferred stock due 2006, $.001 par
  value, redemption value $25.00 per share; 2,000
  shares authorized (actual and as adjusted); 2,000
  shares issued and outstanding (actual); no shares
  issued and outstanding (as adjusted)................    39,595                          --

Stockholders' equity:
  Preferred stock, $.001 par value, 3,000 shares
    authorized (actual and as adjusted); no shares
    issued and outstanding (actual and as adjusted)...        --                          --
  Common stock, $.001 par value, 150,000 shares
    authorized (actual and as adjusted); 19,948 shares
    issued and outstanding (actual); 30,948 shares
    issued and outstanding (as adjusted)..............        20                          31
  Additional paid-in capital..........................    92,042                     236,766
  Accumulated deficit.................................   (41,184)                    (42,724)
  Accumulated other comprehensive loss................   (11,681)                    (11,681)
                                                        --------                    --------
    Total stockholders' equity........................    39,197                     182,392
                                                        --------                    --------
Total capitalization..................................  $228,507                    $226,967
                                                        ========                    ========

                                    DILUTION

    The net tangible book value of our common stock as of April 2, 2000 was approximately $2.5 million, or approximately $0.12 per share. Net tangible book value per share represents the amount of our stockholders' equity, less goodwill and other intangible assets, divided by the total number of shares of our common stock outstanding.

    Dilution per share to new investors represents the difference between the amount per share paid by purchasers of our common stock in this offering and the net tangible book value per share of our common stock immediately after the completion of this offering.

    Following:


    - our sale of 11,000,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, and after deducting:


       - the estimated underwriting discounts and commissions; and

       - the estimated offering expenses; and

    - the application of the estimated net proceeds from this offering,


our net tangible book value as of April 2, 2000 would have been approximately $145.6 million or approximately $4.71 per share. This represents an immediate increase in net tangible book value of approximately $4.59 per share to the existing stockholders and an immediate dilution in net tangible book value of approximately $11.29 per share to purchasers of our common stock in this offering. The following table illustrates the per share dilution:



Assumed initial public offering price per share..........          $16.00
  Net tangible book value per share as of
    April 2, 2000........................................  $0.12
  Increase per share attributable to new investors.......   4.59
                                                           -----
Net tangible book value per share after this offering....            4.71
                                                                   ------
Dilution per share to new investors......................          $11.29
                                                                   ======


    The following table illustrates as of April 2, 2000, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid by existing stockholders and by the new investors purchasing shares of our common stock in this offering, before deduction of estimated underwriting discounts and commissions and offering expenses:


                         Shares Purchased        Total Consideration
                       ---------------------   -----------------------   Average Price
                         Number     Percent       Amount      Percent      Per Share
Existing
  stockholders.......  19,947,770      64%     $ 82,938,398      32%        $ 4.16
New stockholders.....  11,000,000      36       176,000,000      68          16.00
                       ----------     ---      ------------     ---
  Total..............  30,947,770     100%     $258,938,398     100%
                       ==========     ===      ============     ===



    The foregoing table assumes no exercise of any stock options and warrants outstanding as of April 2, 2000. As of April 2, 2000, there were options and warrants outstanding to purchase a total of 3,810,253 shares of our common stock, 817,368 of which have an exercise price of $4.00 per share and 2,992,885 of which have exercise prices ranging from $4.80 to $20.00 per share. If all of the options and warrants with an exercise price of $4.00 per share are exercised, you will experience further dilution in the amount of approximately $0.02 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data as of and for the dates and periods indicated has been derived from our audited consolidated financial statements and our unaudited interim consolidated financial statements. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments necessary for a fair presentation of our financial position and results of operations. The selected consolidated financial data and notes should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes included elsewhere in this prospectus.

                                               Year Ended December 31,
                                      ------------------------------------------
                                          1995           1996           1997

                                        (In thousands, except per share data)
Statement of Operations Data:
Net sales...........................   $ 183,164      $ 474,288      $ 562,666
Cost of goods sold..................     166,665        436,155        526,787
                                       ---------      ---------      ---------
Gross profit........................      16,499         38,133         35,879
Selling, general and
  administrative(b).................      11,289         31,718         28,037
Restructuring and other asset
  writedowns........................          --          2,535         12,094
Litigation settlement...............          --             --             --
                                       ---------      ---------      ---------
Operating income (loss).............       5,210          3,880         (4,252)
Interest expense, net...............      (1,476)        (5,702)        (7,723)
Minority interest...................         416             --             --
Foreign exchange gain (loss)........         931         (1,760)          (931)
                                       ---------      ---------      ---------
Income (loss) before provision for
  income taxes and extraordinary
  loss..............................       5,081         (3,582)       (12,906)
Provision for income taxes..........       3,864          6,144          4,372
                                       ---------      ---------      ---------
Income (loss) before extraordinary
  loss..............................       1,217         (9,726)       (17,278)
Extraordinary loss..................          --             --             --
                                       ---------      ---------      ---------
Net income (loss)...................   $   1,217      $  (9,726)     $ (17,278)
                                       =========      =========      =========
Net income (loss) applicable to
  common stock......................   $   1,217      $  (9,726)     $ (17,278)
                                       =========      =========      =========
Basic income (loss) per share:
    Income (loss) before
      extraordinary loss............   $    0.19      $   (0.74)     $   (1.07)
    Extraordinary loss..............   $      --      $      --      $      --
    Net income (loss)...............   $    0.19      $   (0.74)     $   (1.07)
    Weighted average shares
      outstanding...................       6,430         13,159         16,172
Diluted income (loss) per share:
    Income (loss) before
      extraordinary loss............   $    0.19      $   (0.74)     $   (1.07)
    Extraordinary loss..............   $      --      $      --      $      --
    Net income (loss)...............   $    0.19      $   (0.74)     $   (1.07)
    Weighted average shares
      outstanding...................       6,430         13,159         16,172

Other Financial Data:
Adjusted EBITDA(c)..................   $   4,224      $  10,934      $  16,218
Depreciation........................       1,117          4,693          7,575
Amortization of goodwill and other
  intangibles.......................      (2,103)          (174)           801
Capital expenditures................      10,510         11,534         25,780
Net cash provided by (used in)
  operating activities..............      (1,060)           484        (17,396)
Net cash used in investing
  activities........................     (70,754)       (11,534)       (25,978)
Net cash provided by (used in)
  financing activities..............      79,116          6,647         50,220

                                        Year Ended December 31,       First Fiscal Quarter(a)
                                      ---------------------------   ---------------------------
                                          1998           1999           1999           2000
                                                                            (Unaudited)
                                                (In thousands, except per share data)
Statement of Operations Data:
Net sales...........................   $ 837,993      $ 920,722      $ 206,964      $ 332,820
Cost of goods sold..................     792,734        865,489        195,879        316,505
                                       ---------      ---------      ---------      ---------
Gross profit........................      45,259         55,233         11,085         16,315
Selling, general and
  administrative(b).................      29,835         38,042          7,928         16,702
Restructuring and other asset
  writedowns........................       6,729            780             --             --
Litigation settlement...............          --             --             --          6,000
                                       ---------      ---------      ---------      ---------
Operating income (loss).............       8,695         16,411          3,157         (6,387)
Interest expense, net...............     (10,161)        (8,081)        (1,702)        (3,476)
Minority interest...................          --             --             --             --
Foreign exchange gain (loss)........         721         (2,510)        (1,160)          (673)
                                       ---------      ---------      ---------      ---------
Income (loss) before provision for
  income taxes and extraordinary
  loss..............................        (745)         5,820            295        (10,536)
Provision for income taxes..........       3,294          3,810            192            287
                                       ---------      ---------      ---------      ---------
Income (loss) before extraordinary
  loss..............................      (4,039)         2,010            103        (10,823)
Extraordinary loss..................      (2,202)            --             --             --
                                       ---------      ---------      ---------      ---------
Net income (loss)...................   $  (6,241)     $   2,010      $     103      $ (10,823)
                                       =========      =========      =========      =========
Net income (loss) applicable to
  common stock......................   $  (6,241)     $   1,201      $     103      $ (12,954)
                                       =========      =========      =========      =========
Basic income (loss) per share:
    Income (loss) before
      extraordinary loss............   $   (0.21)     $    0.06      $    0.01      $   (0.66)
    Extraordinary loss..............   $   (0.12)     $      --      $      --      $      --
    Net income (loss)...............   $   (0.33)     $    0.06      $    0.01      $   (0.66)
    Weighted average shares
      outstanding...................      18,746         19,384         19,053         19,673
Diluted income (loss) per share:
    Income (loss) before
      extraordinary loss............   $   (0.21)     $    0.06      $    0.01      $   (0.66)
    Extraordinary loss..............   $   (0.12)     $      --      $      --      $      --
    Net income (loss)...............   $   (0.33)     $    0.06      $    0.01      $   (0.66)
    Weighted average shares
      outstanding...................      18,746         19,608         19,208         19,673
Other Financial Data:
Adjusted EBITDA(c)..................   $  26,698      $  32,086      $   6,088      $   9,684
Depreciation........................      10,686         11,686          2,825          4,395
Amortization of goodwill and other
  intangibles.......................         247          2,747             96          1,689
Capital expenditures................       2,774         39,094          2,178          6,222
Net cash provided by (used in)
  operating activities..............      41,070        (25,121)        (8,781)       (20,714)
Net cash used in investing
  activities........................      (4,483)       (81,775)        (4,440)        (8,806)
Net cash provided by (used in)
  financing activities..............     (23,505)       109,229         13,862         17,569

                                                                    December 31,
                                      ------------------------------------------------------------------------
                                          1995           1996           1997           1998           1999

                                                                   (In thousands)
Balance Sheet Data:

Cash and cash equivalents...........   $   8,292      $   3,647      $   9,513      $  23,969      $  24,182

Working capital.....................      64,603         47,857         43,009         54,340         98,273

Total assets........................     158,857        191,577        266,929        277,608        411,783

Current portion of long-term debt
  and capital lease obligations.....       4,061          8,378         33,800          4,939          5,414

Long-term debt and capital lease
  obligations.......................      32,396         39,015         47,138         57,188        121,929

Preferred stock.....................         500            500             --             --         39,204

Total stockholders' equity..........      50,728         39,332         42,097         39,174         48,621

                                        First Fiscal Quarter(a)
                                      ---------------------------
                                          1999           2000
                                              (Unaudited)
                                            (In thousands)
Balance Sheet Data:
Cash and cash equivalents...........   $  23,113      $  11,736
Working capital.....................      66,501        102,944
Total assets........................     268,624        451,236
Current portion of long-term debt
  and capital lease obligations.....       3,266          7,500
Long-term debt and capital lease
  obligations.......................      71,583        142,215
Preferred stock.....................          --         39,595
Total stockholders' equity..........      37,349         39,197

------------------------------
(a) The financial data for the first fiscal quarter of 1999 and 2000 is as of and for the three-month periods ended April 4, 1999 and April 2, 2000, respectively.

(b) Includes $341, $462, $10 and $3,987 of non-cash charges related to stock-based compensation in the year ended December 31, 1998, the year ended December 31, 1999, the First Fiscal Quarter of 1999 and the First Fiscal Quarter of 2000, respectively.

(c) Adjusted EBITDA is defined as earnings before net interest expense, income taxes, depreciation and amortization, restructuring and other asset write-downs and other non-recurring items as well as non-operating expenses including foreign exchange gain (loss). Adjusted EBITDA is presented because we believe it is a meaningful indicator of our operating performance. Adjusted EBITDA is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP in the United States and is not indicative of operating income or cash flow from operations as determined under GAAP. Our method of computation may or may not be comparable to other similarly titled measures of other companies.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS AND INVOLVES NUMEROUS RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THOSE DESCRIBED IN THE "RISK FACTORS" SECTION OF THIS PROSPECTUS. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENTS.

Overview

    We are a leading global provider of advanced electronics manufacturing services. We provide these services to OEMs primarily in the voice and data communications, computer and related peripherals, medical equipment and industrial and consumer electronics industries. Our headquarters are in Concord, Massachusetts, and we have manufacturing operations in the United States, Spain, Ireland, Singapore and Malaysia. We operate each of our manufacturing facilities through direct or indirect wholly-owned subsidiaries of Manufacturers' Services Limited, a Delaware corporation. We have a corporate organization that was established to accomplish company-wide objectives and provide functional support for our manufacturing sites and design centers located throughout the world. The functional support provided includes marketing, customer support, information technology, product development and quality assurance, materials and supplier management and finance and administration. Our corporate operations do not generate any sales and the expense levels have grown commensurate with the growth in customer operations and the associated demand for such functional support. Fluctuation in our corporate expenses are discussed more fully in the period-to-period comparisons below. Since our founding in 1994, we have experienced substantial growth driven primarily by recent acquisitions of existing OEM manufacturing facilities and by the increasing number of OEMs who are outsourcing their manufacturing requirements. We intend to continue to actively pursue strategic acquisitions and to benefit from this increasing trend by OEMs to outsource over the next several years.

    We derive most of our net sales under purchase orders from our customers. We recognize sales, net of product return and warranty costs, typically at the time of product shipment or as services are rendered. Our cost of goods sold includes the cost of electronic components and materials, labor costs and manufacturing overhead. The procurement of raw materials and components requires us to commit significant working capital to our operations and to manage the purchasing, receiving, inspection and stocking of these items.

    Our operating results are affected by the level of capacity utilization in our manufacturing facilities, indirect labor costs and selling, general and administrative expenses. Gross margins and operating income generally improve during periods of high-volume and high-capacity utilization in our manufacturing facilities and decline during periods of low-volume and low-capacity utilization.

    Our business strategy includes the continued expansion of our global manufacturing network. Currently, approximately 78% of our net sales worldwide are denominated in US dollars, while our labor and utility costs in facilities outside of the United States are denominated in local currencies. Foreign currency gains/losses are the result of transacting business in a currency that is different from the functional currency of our operating entity and the movements in those currencies between the time a transaction is recorded for financial reporting purposes and the time payment is made or received. We currently use forward foreign exchange contracts on a limited basis, to hedge our foreign currency risk but not for trading purposes. We expect to continue to utilize forward foreign exchange contracts only to the extent that they hedge specific underlying transactions that create foreign currency exchange rate risk for us. Any increase or decrease in our use of derivative financial instruments will likely be as a result of these contracts.

Recent Acquisitions

    A significant portion of our growth has come from recent acquisitions, which have strengthened existing customer relationships, added new customers and increased our range of service offerings.


    In November 1999, we acquired from 3Com selected inventory, fixed assets and other intangibles located in Salt Lake City, Utah, for $80.8 million. The acquisition was financed with the proceeds from the issuance of $50.0 million of senior preferred stock and warrants and borrowings under our bank credit facility. In connection with this acquisition, we entered into a two-year supply agreement with Palm to produce Palm computing devices and a two-year supply agreement with 3Com to produce modems and network interface cards. We also retained the facility employees. Each of the supply agreements reference minimum amounts of product to be purchased by Palm and 3Com over the life of the contract. In addition, both supply agreements provide for the segregation of product costs into costs that can be passed on in the form of pricing to Palm or 3Com on a dollar for dollar basis, and costs that are subject to phased cost reductions and which will be passed on in the form of phased price reductions to Palm or 3Com over the life of the contract. The costs that are subject to phased reductions range from 18% to 45% of the unit pricing depending on the product being produced. We expect to be able to reduce our costs at a rate that is consistent with the phased price reductions provided for in the supply agreements. Accordingly, we expect these provisions of the supply agreements to have a neutral effect on our gross margins during the term of the supply agreements.


    In the first half of 1999, we acquired two electronics design firms, Electronic System Packaging and Ronlin Design, for an aggregate purchase price of approximately $4.4 million.

    In the first half of 1998, we acquired selected inventory and fixed assets of IBM located in Charlotte, North Carolina, for $30.1 million in cash. The acquisition of these assets was financed with borrowings under our bank credit facility. In connection with this acquisition, we also entered into a three-year supply agreement to provide systems assembly and integration, testing and order fulfillment services for several divisions of IBM and retained the facility employees.

Restructuring and Other Asset Writedowns

    Generally, we enter into business acquisitions or asset acquisitions and related supply agreements with the intention of improving the existing manufacturing operations, reducing costs and improving operating margins. To accomplish this, we typically assess the manufacturing processes and employee base and restructure the operations.

    During the fourth quarter of 1999, we approved a restructuring plan designed to improve our manufacturing operations at our Charlotte facility. It is comprised of $0.8 million of severance costs related to a reduction of 33 manufacturing and managerial employees. As of the fiscal quarter ended April 2, 2000, we have paid out $0.5 million in severance payments. We expect the restructuring plan to be substantially completed by the end of our next fiscal quarter, and the expected savings from the implementation of this plan are estimated to be $1.2 million annually. These expense savings will be realized in the year ending December 31, 2000 and will be reflected in cost of goods sold in our reported results of operations.

    In the fourth quarter of 1998, we approved a plan to restructure various operations in the United States, Spain and Asia. The total restructuring charge for this plan was $6.7 million, comprised of the write-off of capitalized assets, lease termination costs and severance costs related to a reduction of 72 manufacturing and managerial employees. As of December 31, 1999, this plan was substantially completed, and in 1999 we realized substantially all of the $3.4 million in annual savings contemplated as a result of implementing this plan. These savings are reflected in cost of goods sold in our reported results of operations.

    In the fourth quarter of 1997, we approved a plan to restructure various operations in the United States and Spain. Under this restructuring plan, we closed a facility located in Fremont, California, during the first quarter of 1998. During the year ended December 31, 1997, the Fremont facility generated net sales of $19.0 million and a net operating loss of $5.4 million, excluding the restructuring charge. Restructuring costs totaling $7.2 million were recorded for the closing of this facility. These costs consisted of the write-off of capitalized assets, lease termination costs and severance costs related to a reduction of 103 manufacturing and managerial employees. This restructuring plan also included charges of $4.9 million consisting of the severance costs related to a reduction of 40 manufacturing and managerial employees located at our Valencia facility. This restructuring plan was substantially completed by December 31, 1998. We are currently realizing substantially all of the $7.3 million in annual savings contemplated by this plan. These savings are reflected in cost of goods sold in our reported results of operations.

    We recorded no restructuring charges during the fiscal quarter ended
April 2, 2000. The major components of our restructuring plans recorded in prior years were as follows:

                                                  Year Ended December 31,
                                               ------------------------------
                                                 1997       1998       1999
                                                       (In thousands)
Employee severance...........................  $ 5,387     $3,673      $780
Asset writedowns.............................    4,932      1,135        --
Lease terminations...........................    1,000      1,921        --
Other........................................      775         --        --
                                               -------     ------      ----
                                               $12,094     $6,729      $780
                                               =======     ======      ====

    Asset writedowns relate to the closing of facilities and the losses resulting from equipment dispositions. Other charges include miscellaneous costs and other commitments. Some severance charges are being paid over periods greater than one year.

    The following table details the activity in our restructuring reserve:

                                                       December 31,
                                         -----------------------------------------
                                           1997       1998       1999      Total
                                                      (In thousands)
Restructuring provision................  $12,094     $   --      $ --     $12,094
Cash payments..........................       --         --        --          --
Asset writedowns.......................    4,932         --        --       4,932
                                         -------     ------      ----     -------
Balance at December 31, 1997...........    7,162         --        --       7,162
Restructuring provision................       --      6,729        --       6,729
Cash payments..........................    6,958      1,127        --       8,085
Asset writedowns.......................       --      1,135        --       1,135
                                         -------     ------      ----     -------
Balance at December 31, 1998...........      204      4,467        --       4,671
Restructuring provision................       --         --       780         780
Cash payments..........................      204      3,819       266       4,289
Asset writedowns.......................       --        494        --         494
                                         -------     ------      ----     -------
Balance at December 31, 1999...........       --        154       514         668
Cash payments..........................       --         94       275         369
Asset writedowns.......................       --         --        --          --
                                         -------     ------      ----     -------
Balance at April 2, 2000...............  $    --     $   60      $239     $   299
                                         =======     ======      ====     =======

    The restructuring reserve of $0.3 million at April 2, 2000 consists of liabilities for severance payments and will be utilized by the end of our next fiscal quarter.

Results of Operations

    The following table sets forth specified operating data and percentages of net sales for the periods indicated:

                                                       Year Ended December 31,
                                  -----------------------------------------------------------------
                                         1997                   1998                   1999
                                                        (Dollars in thousands)
Net sales.......................  $562,666    100.0%     $837,993    100.0%     $920,722    100.0%
Cost of goods sold..............   526,787     93.6       792,734     94.6       865,489     94.0
                                  --------    -----      --------    -----      --------    -----
Gross profit....................    35,879      6.4        45,259      5.4        55,233      6.0

Selling, general and
  administrative(b).............    28,037      5.0        29,835      3.6        38,042      4.1
Restructuring and other asset
  writedowns....................    12,094      2.1         6,729      0.8           780      0.1
Litigation settlement...........        --       --            --       --            --       --
                                  --------    -----      --------    -----      --------    -----
Operating income (loss).........    (4,252)    (0.8)        8,695      1.0        16,411      1.8
Interest expense, net...........    (7,723)    (1.4)      (10,161)    (1.2)       (8,081)    (0.9)
Foreign exchange gain (loss)....      (931)    (0.2)          721      0.1        (2,510)    (0.3)
                                  --------    -----      --------    -----      --------    -----
Income (loss) before provision
  for income taxes and
  extraordinary loss............   (12,906)    (2.3)         (745)    (0.1)        5,820      0.6
Provision for income taxes......     4,372      0.8         3,294      0.4         3,810      0.4
                                  --------    -----      --------    -----      --------    -----
Income (loss) before
  extraordinary loss............   (17,278)    (3.1)       (4,039)    (0.5)        2,010      0.2
Extraordinary loss..............        --       --        (2,202)    (0.2)           --       --
                                  --------    -----      --------    -----      --------    -----
Net income (loss)...............  $(17,278)    (3.1)%    $ (6,241)    (0.7)%    $  2,010      0.2%
                                  ========    =====      ========    =====      ========    =====

                                           First Fiscal Quarter(a)
                                  ------------------------------------------
                                         1999                   2000
                                            (Dollars in thousands)
Net sales.......................   206,964    100.0%      332,820    100.0%
Cost of goods sold..............   195,879     94.6       316,505     95.1
                                  --------    -----      --------    -----
Gross profit....................    11,085      5.4        16,315      4.9
Selling, general and
  administrative(b).............     7,928      3.9        16,702      5.0
Restructuring and other asset
  writedowns....................        --       --            --       --
Litigation settlement...........        --       --         6,000      1.8
                                  --------    -----      --------    -----
Operating income (loss).........     3,157      1.5        (6,387)    (1.9)
Interest expense, net...........    (1,702)    (0.8)       (3,476)    (1.1)
Foreign exchange gain (loss)....    (1,160)    (0.6)         (673)    (0.2)
                                  --------    -----      --------    -----
Income (loss) before provision
  for income taxes and
  extraordinary loss............       295      0.1       (10,536)    (3.2)
Provision for income taxes......       192      0.1           287      0.1
                                  --------    -----      --------    -----
Income (loss) before
  extraordinary loss............       103       --       (10,823)    (3.3)
Extraordinary loss..............        --       --            --       --
                                  --------    -----      --------    -----
Net income (loss)...............  $    103       --      $(10,823)    (3.3)%
                                  ========    =====      ========    =====


------------------------------

(a) The financial data for the first fiscal quarter of 1999 and 2000 is as of and for the three-month periods ended April 4, 1999 and April 2, 2000, respectively.

(b) Includes $341, $462, $10 and $3,987 of non-cash charges related to stock-based compensation in the year ended December 31, 1998, the year ended December 31, 1999, the First Fiscal Quarter of 1999 and the First Fiscal Quarter of 2000, respectively.

Fiscal Quarter Ended April 2, 2000 Compared to Fiscal Quarter Ended April 4,
1999

NET SALES

    Net sales for the quarter ended April 2, 2000 increased $125.8 million, or 60.8%, to $332.8 million from $207.0 million for the quarter ended April 4, 1999. This increase in net sales was the result of a $129.2 million increase attributable to the acquisition of our Salt Lake City facility and a $36.4 million increase resulting from increases in volume from three customers. These increases were partially offset by volume reductions in two customers' programs of $43.9 million, resulting from competitive pressures in those customers' industries.

GROSS PROFIT

    Gross profit decreased to 4.9% of net sales for the quarter ended April 2, 2000 from 5.4% of net sales for the quarter ended April 4, 1999. This decrease resulted from start-up operating costs at our Salt Lake City facility (0.7% of net sales) and a price reduction on one customer's program (0.4% of net sales). These decreases were partially offset by the positive effect of having a mix of customer programs for the quarter ended April 2, 2000 with gross margins that were higher than the mix of customer programs for the quarter ended April 4, 1999 (0.7% of net sales).

SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expense for the quarter ended April 2, 2000 increased to $16.7 million, or 5.0% of net sales, from $7.9 million, or 3.9% of net sales, for the quarter ended April 4, 1999. This increase related to the increase in amortization of intangibles arising from the asset acquisition of our Salt Lake City facility ($1.5 million), expenses related to human resources, accounting and information systems necessary to support our Salt Lake City facility ($1.5 million), staffing increases at all of our sites to support growth in customer programs ($1.7 million) and an expense of $4.0 million related to stock and option grants made to our senior managers and other key employees.

LITIGATION SETTLEMENT

    In April 2000, we reached an understanding to settle a claim for damages arising from a potential acquisition that was not consummated. As a result, we recorded a $6.0 million charge in the fiscal quarter ended April 2, 2000.

FOREIGN EXCHANGE GAINS/LOSSES

    Foreign exchange losses for the quarter ended April 2, 2000 were $0.7 million compared with foreign exchange losses of $1.2 million for the quarter ended April 4, 1999. Approximately $0.5 million and $1.2 million of our foreign exchange loss for the quarters ended April 2, 2000 and April 4, 1999, respectively, is unrealized and relates to the strengthening of the US dollar in relation to the Spanish peseta in connection with a US dollar denominated loan for our Valencia facility.

NET INTEREST

    Net interest expense increased to $3.5 million for the quarter ended
April 2, 2000 from $1.7 million for the quarter ended April 4, 1999, reflecting higher average borrowings and the impact of increasing interest rates.

PROVISION FOR INCOME TAXES

    Provision for income taxes was $0.3 million for the quarter ended April 2, 2000 and $0.2 million for the quarter ended April 4, 1999. Our tax provisions in both quarters resulted from the mix of profits and losses experienced by us across the jurisdictions within which we operate. Losses in the United States and Ireland provided us with no income tax benefit while profits in Spain and Asia required us to record tax provisions.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

NET SALES

    Net sales for the year ended December 31, 1999 increased $82.7 million, or 9.9%, to $920.7 million from $838.0 million for the year ended December 31, 1998. This increase in net sales was the result of a $138.1 million increase attributable to operating our Charlotte facility for the full year in 1999, as compared to seven months in 1998, and the acquisition of our Salt Lake City facility in November 1999. In addition, $81.3 million of this increase was attributable to growth from three existing customers. These increases were partially offset by $90.0 million resulting from the cancellation of a customer's manufacturing program caused by the sale of the business by that customer to a third party and $39.5 million resulting from a reduction in unit volumes of a different customer due to competitive pressures in that customer's industry.

GROSS PROFIT

    Gross profit increased to 6.0% of net sales for the year ended December 31, 1999 from 5.4% of net sales for the year ended December 31, 1998. A portion of this increase (0.1% of net sales) resulted from having a mix of customer programs in 1999 in which the gross margins were higher than the mix of customer programs in 1998. A portion of the increase (0.2% of net sales) was due to the improvement in the utilization of our manufacturing capacity. In addition, the operations of our Fremont facility in 1998, prior to its closing, negatively impacted margins in that year (0.3% of net sales).

SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expense for the year ended December 31, 1999 increased to $38.0 million, or 4.1% of net sales, from $29.8 million, or 3.6% of net sales, for the year ended December 31, 1998. This increase was comprised of expenses of $2.4 million related to the impact of operating our Charlotte facility for a full year, $1.3 million related to the modification of an equipment leasing arrangement, $1.6 million related to the expansion of our information systems to support our additional facilities and $1.1 million related to our acquisition of two electronics design firms and our Salt Lake City facility. This increase was partially offset by the reduction of expenses totaling $0.7 million resulting from the closing of our Fremont facility in 1998.

FOREIGN EXCHANGE GAINS/LOSSES

    Foreign exchange loss for the year ended December 31, 1999 was $2.5 million compared with a foreign exchange gain of $0.7 million for the year ended December 31, 1998. Most of our foreign exchange loss in 1999 is unrealized and relates to the strengthening of the US dollar in relation to the Spanish peseta in connection with a US dollar denominated loan for our Valencia facility.

INTEREST EXPENSE

    Net interest expense decreased to $8.1 million for the year ended
December 31, 1999 from $10.2 million for the year ended December 31, 1998, reflecting lower average borrowings during 1999, partially offset by the impact of increasing interest rates.

PROVISION FOR INCOME TAXES

    Provision for income taxes increased to $3.8 million for the year ended December 31, 1999 compared with $3.3 million for the year ended December 31, 1998. Our tax provision in both years resulted from the mix of profits and losses we experienced across the jurisdictions within which we operate. Losses in the United States and Ireland provided us with no income tax benefit while profits in Spain and Singapore required us to record tax provisions.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

NET SALES

    Net sales for the year ended December 31, 1998 increased $275.3 million, or 48.9%, to $838.0 million from $562.7 million for the year ended December 31, 1997. This increase in net sales was the net result of a $175.3 million increase attributable to our acquisition of the Charlotte facility in June 1998 and an increase of $135.2 million attributable to growth from five existing customers. These increases were partially offset by volume reduction in one customer's program totaling $42.0 million resulting from competitive pressures in this customer's industry.

GROSS PROFIT

    Gross profit decreased to 5.4% of net sales for the year ended December 31, 1998 from 6.4% of net sales for the year ended December 31, 1997. This decrease resulted from a price reduction on a customer program (1.3% of net sales) and the negative effect of having a mix of customer programs in 1998 in which the gross margins were lower than the mix of customer programs in 1997 (1.4% of net sales). These decreases were partially offset by a price increase on a customer program (0.8% of net sales) and by increased capacity utilization due to higher production volumes at several of our manufacturing facilities (0.9% of net sales).

SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expense for the year ended December 31, 1998 increased to $29.8 million, or 3.6% of net sales, from $28.0 million, or 5.0% of net sales, for the year ended December 31, 1997. This increase was comprised of additional spending on our information systems, our logistics business and our Charlotte facility. The information systems increases ($0.6 million) were attributable to additional personnel and capital investments that were necessary to support the addition of the Charlotte facility and growth in other customer programs. The logistics expenses ($0.8 million) were related to sales, management and administrative expenses necessary to support the startup and growth of our logistics business. The increases in Charlotte ($0.4 million) were related to the establishment of accounting and human resources support for the facility which was acquired in June 1998.

FOREIGN EXCHANGE GAINS/LOSSES

    Foreign exchange gain for the year ended December 31, 1998 was $0.7 million compared with a foreign exchange loss of $0.9 million for the year ended December 31, 1997. Our foreign exchange loss in 1998 and gain in 1997 resulted from various transactions in all of our foreign operating entities and reflects the general fluctuation in the value of the US dollar in relation to other currencies.

INTEREST EXPENSE

    Net interest expense increased to $10.2 million for the year ended
December 31, 1998 from $7.7 million for the year ended December 31, 1997. This increase was due to increased borrowings to support working capital requirements resulting from business expansion during 1998.

PROVISION FOR INCOME TAXES

    Provision for income taxes decreased to $3.3 million for the year ended December 31, 1998 compared with $4.4 million for the year ended December 31, 1997. Our tax provision in both years resulted from the mix of profits and losses experienced by us across the jurisdictions within which we operate. Losses in the United States and Ireland provided us with no income tax benefit while profits in Spain and Asia required us to record tax provisions.

Quarterly Results of Operations

    The following table sets forth our unaudited financial information for the past eight quarterly periods. The information presented has been derived from our unaudited consolidated financial statements that, in our opinion, reflect all normal, recurring adjustments necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                      Three Months Ended
                                   -----------------------------------------------------------------------------------------
                                   July 4,    Oct. 3,    Dec. 31,    April 4,    July 4,    Oct. 4,    Dec. 31,    April 2,
                                     1998       1998       1998        1999        1999       1999       1999        2000
                                                             (In thousands, except per share data)
Statement of Operations Data:
Net sales........................  $177,659   $226,603   $244,239    $206,964    $221,043   $221,068   $271,647    $332,820
Cost of goods sold...............   166,898    215,039    231,997     195,879     207,487    206,408    255,715     316,505
                                   --------   --------   --------    --------    --------   --------   --------    --------
Gross profit.....................    10,761     11,564     12,242      11,085      13,556     14,660     15,932      16,315
Selling, general and
  administrative(a)..............     7,623      7,548      7,780       7,928      10,253      9,639     10,222      16,702
Restructuring and other asset
  writedowns.....................        --         --      6,729          --          --         --        780          --
Litigation settlement............        --         --         --          --          --         --         --       6,000
                                   --------   --------   --------    --------    --------   --------   --------    --------
Operating income (loss)..........     3,138      4,016     (2,267)      3,157       3,303      5,021      4,930      (6,387)
Interest expense, net............     2,740      2,991      1,598       1,702       1,773      1,900      2,706       3,476
Foreign exchange gain (loss).....       439      1,979     (1,543)     (1,160)     (1,215)       858       (993)       (673)
                                   --------   --------   --------    --------    --------   --------   --------    --------
Income (loss) before provision
  for income taxes and
  extraordinary loss.............       837      3,004     (5,408)        295         315      3,979      1,231     (10,536)
Provision for income taxes.......       868      1,746       (740)        192         205      2,613        800         287
Income (loss) before
  extraordinary loss.............       (31)     1,258     (4,668)        103         110      1,366        431     (10,823)
Extraordinary loss...............        --      2,202         --          --          --         --         --          --
                                   --------   --------   --------    --------    --------   --------   --------    --------
Net income (loss)................  $    (31)  $   (944)  $ (4,668)   $    103    $    110   $  1,366   $    431    $(10,823)
                                   ========   ========   ========    ========    ========   ========   ========    ========
Net income (loss) applicable to
  common stock...................  $    (31)  $   (944)  $ (4,668)   $    103    $    110   $  1,366   $   (378)   $(12,954)
                                   ========   ========   ========    ========    ========   ========   ========    ========
Basic income (loss) per share:
  Income (loss) before
    extraordinary loss...........  $     --   $   0.07   $  (0.25)   $   0.01    $   0.01   $   0.07   $  (0.02)   $  (0.66)
  Extraordinary loss.............  $     --   $  (0.12)  $     --    $     --    $     --   $     --   $     --    $     --
  Net income (loss)..............  $     --   $  (0.05)  $  (0.25)   $   0.01    $   0.01   $   0.07   $  (0.02)   $  (0.66)
  Weighted average shares
    outstanding..................    18,700     18,804     18,849      19,053      19,453     19,518     19,546      19,673
Diluted income (loss) per share:
  Income (loss) before
    extraordinary loss...........  $     --   $   0.07   $  (0.25)   $   0.01    $   0.01   $   0.07   $  (0.02)   $  (0.66)
  Extraordinary loss.............  $     --   $  (0.12)  $     --    $     --    $     --   $     --   $     --    $     --
  Net income (loss)..............  $     --   $  (0.05)  $  (0.25)   $   0.01    $   0.01   $   0.07   $  (0.02)   $  (0.66)
  Weighted average shares
    outstanding..................    18,700     18,966     18,849      19,208      19,576     19,636     19,546      19,673

Other Financial Data:
Adjusted EBITDA(b)...............     5,639      6,295      8,441       6,088       6,414      8,464     11,120       9,684

------------------------------

(a) Includes $341, $10, $10, $10, $432 and $3,987 of non-cash charges related to stock-based compensation in the three months ended July 4, 1998, April 4, 1999, July 4, 1999, October 4, 1999, December 31, 1999 and April 2, 2000,
    respectively.

(b) Adjusted EBITDA is defined as earnings before net interest expense, income taxes, depreciation and amortization, restructuring and other asset write-downs and other non-recurring items as well as non-operating expenses including foreign exchange gain (loss). Adjusted EBITDA is presented because we believe it is a meaningful indicator of our operating performance. Adjusted EBITDA is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP in the United States and is not indicative of operating income or cash flow from operations as determined under GAAP. Our method of computation may or may not be comparable to other similarly titled measures of other companies.

    The following table sets forth our financial information stated as a percentage of net sales for the past eight quarterly periods:

                                                                  Three Months Ended
                               -----------------------------------------------------------------------------------------
                               July 4,    Oct. 3,    Dec. 31,    April 4,    July 4,    Oct. 3,    Dec. 31,    April 2,
                                 1998       1998       1998        1999        1999       1999       1999        2000
Net sales....................   100.0%     100.0%      100.0%      100.0%     100.0%     100.0%      100.0%      100.0%
Cost of goods sold...........    93.9       94.9        95.0        94.6       93.9       93.4        94.1        95.1
                                -----      -----       -----       -----      -----      -----       -----       -----
Gross profit.................     6.1        5.1         5.0         5.4        6.1        6.6         5.9         4.9
Selling, general and
  administrative.............     4.3        3.3         3.2         3.8        4.6        4.4         3.8         5.0
Restructuring and other asset
  writedowns.................      --         --         2.8          --         --         --         0.3          --
Litigation settlement........      --         --          --          --         --         --          --         1.8
                                -----      -----       -----       -----      -----      -----       -----       -----
Operating income (loss)......     1.8        1.8        (0.9)        1.5        1.5        2.3         1.8        (1.9)
Interest expense, net........     1.5        1.3         0.7         0.8        0.8        0.9         1.0         1.0
Foreign exchange gain
  (loss).....................     0.2        0.9        (0.6)       (0.6)      (0.5)       0.4        (0.4)       (0.2)
                                -----      -----       -----       -----      -----      -----       -----       -----
Income (loss) before
  provision for income taxes
  and extraordinary loss.....     0.5        1.3        (2.2)        0.1        0.1        1.8         0.5        (3.2)
Provision for income taxes...     0.5        0.8        (0.3)        0.1        0.1        1.2         0.3         0.1
Income (loss) before
  extraordinary loss.........      --        0.6        (1.9)         --         --        0.6         0.2        (3.3)
Extraordinary loss...........      --        1.0          --          --         --         --          --          --
                                -----      -----       -----       -----      -----      -----       -----       -----
Net income (loss)............      --%      (0.4)%      (1.9)%        --%        --%       0.6%        0.2%       (3.3)%
                                =====      =====       =====       =====      =====      =====       =====       =====

Liquidity and Capital Resources


    Net cash used in operating activities of $20.7 million for the quarter ended April 2, 2000 resulted from an increase in operating assets and liabilities of $21.6 million, net loss of $10.8 million, depreciation and amortization of $6.1 million and other non-cash items aggregating $5.6 million. Other non-cash items include amortization of capitalized finance fees of $0.3 million, foreign exchange gain of $0.6 million, non-cash charges for equity awards of $3.8 million and other non-cash charges of $1.0 million associated with the obligations of Donaldson, Lufkin & Jenrette Securities Corporation under the settlement agreement with Lockheed Martin Corporation. See "Business--Legal Proceedings" for further details on the settlement with Lockheed Martin Corporation. Net cash used by operating activities of $8.8 million for the quarter ended April 4, 1999 resulted from an increase in operating assets and liabilities of $13.2 million, net income of $0.1 million, depreciation and amortization of $2.9 million and other non-cash items aggregating $1.4 million. Other non-cash items include amortization of capitalized finance fees of $0.2 million and foreign exchange loss of $1.2 million. The increase in depreciation and amortization for the quarter ended April 2, 2000 compared to the quarter ended April 4, 1999 reflects our acquisition of the Salt Lake City facility in November 1999 and the implementation of a new enterprise resource planning system in Charlotte during 1999 subsequent to the quarter ended
April 4, 1999.


    Net cash used in investing activities for the quarter ended April 2, 2000 was $8.8 million, consisting of $6.2 million of capital expenditures and $2.6 million of internal use software. Capital expenditures consisted of production equipment purchased for our Valencia and Salt Lake City manufacturing sites and computer hardware and software in Salt Lake City. Net cash used in investing activities for the quarter ended April 4, 1999 was $4.4 million, consisting of $2.2 million of capital expenditures and $2.2 million of internal-use software. Capital expenditures consisted of production equipment for our Arden Hills, Charlotte and Asia manufacturing sites and computer hardware and software.

    Net cash provided by financing activities for the quarter ended April 2, 2000 was $17.6 million, consisting of net borrowings of $19.4 million under our bank credit facility and $1.8 million of dividends paid on our senior preferred stock. Net cash provided by financing activities for the quarter ended April 4, 1999 was $13.9 million, consisting of net borrowings of $12.8 million under our bank credit facility and net proceeds of $1.1 million from the issuance of common stock under shareholder plans for three of our founders.

    Net cash used in operating activities of $25.1 million for the year ended December 31, 1999 resulted from an increase in operating assets and liabilities of $47.6 million, net income of $2.0 million, depreciation and amortization of $14.4 million and other non-cash items aggregating $6.1 million. Other non-cash items include amortization of capitalized finance fees of $0.8 million, foreign exchange loss of $2.2 million, write-downs and loss on disposal of fixed assets of $1.9 million and non-cash charges for share issuances of $0.5 million. Cash provided by operating activities of $41.1 million for the year ended
December 31, 1998 resulted from a decrease in operating assets and liabilities of $29.7 million, net loss of $6.2 million, depreciation and amortization of $10.9 million and other non-cash items aggregating $6.7 million. The increase in depreciation and amortization in 1999 compared to 1998 reflects increased capital expenditures in 1999 attributable to the implementation of a new enterprise resource planning system in our Charlotte facility and the addition of manufacturing assets in several facilities to support additional production volume. Increased depreciation and amortization also resulted from our acquisition of the Salt Lake City facility in November 1999. Cash used by operating activities of $17.4 million for the year ended December 31, 1997 resulted from an increase in operating assets and liabilities of $17.4 million, net loss of $17.3 million, depreciation and amortization of $8.4 million and other non-cash items aggregating $8.9 million.

    Net cash used in investing activities for the year ended December 31, 1999 was $81.8 million consisting primarily of capital expenditures of $45.1 million and acquisitions of intangible assets of $35.3 million in connection with our Salt Lake City facility. Net cash used in investing activities for the year ended December 31, 1998 was $4.5 million, which consisted of $2.5 million of internal use software and $2.0 million of production equipment and computer hardware. Approximately half of the $2.0 million was related to our Charlotte acquisition. Net cash used in investing activities for the year ended
December 31, 1997 was $26.0 million and consisted of production equipment and computer hardware purchased for our manufacturing sites in Athlone, Valencia, Fremont and Asia. We expect capital expenditures in 2000, excluding the effects of any acquisitions, to be approximately $28.0 million, primarily for the purchase of additional manufacturing assets.

    Net cash provided by financing activities for the year ended December 31, 1999 was $109.2 million, principally consisting of net borrowings of $64.6 million under our bank credit facility and net proceeds of $49.1 million from the issuance of senior preferred stock and warrants in connection with our acquisition of the Salt Lake City facility. Net cash used in financing activities for the year ended December 31, 1998 was $23.5 million, principally consisting of net repayments under our bank credit facility. Net cash provided by financing activities for the year ended December 31, 1997 was $50.2 million, principally consisting of net borrowings of $25.9 million under our bank credit facility and proceeds of $25.4 million from the issuance of our common stock.


    At April 2, 2000, we had $74.2 million outstanding under our term loan facilities and $64.1 million outstanding under our revolving credit facility with $10.9 million available for additional borrowings. Borrowings under our existing bank credit facility are limited by a borrowing base calculation based on defined levels of accounts receivable and inventory. At April 2, 2000, the total borrowing base was $187.2 million.


    The interest rate on our revolving credit facility is, at our option, either:

    - 2.00% per annum plus the base rate, which is the higher of:

       -- the rate as publicly announced from time to time by Bank of America as its "reference rate", or

       --  the federal funds effective rate plus 0.50% per annum; or

    - the reserve-adjusted London interbank offered rate, or Adjusted LIBOR, plus 3.00% per annum.

    The applicable margins for our bank credit facility will be subject to adjustment, +/-0.25%, based on the ratio of our consolidated total debt to consolidated EBITDA (as defined in our bank credit facility). The interest rate on our term loan facility is, at our option, either:

    - the base rate plus 2.75% per annum; or

    - the sum of Adjusted LIBOR plus 3.75% per annum.


    Based upon discussions with our principal lender under our bank credit facility, we expect to refinance our existing indebtedness under our bank credit facility upon consummation of this offering. We expect that the new bank credit facility will provide for borrowings of up to $150.0 million and have a final maturity in 2004. We anticipate that the new bank credit facility will be secured by substantially all of our assets and will generally contain less restrictive covenants, more favorable pricing terms and a lower interest rate than our existing bank credit facility. To date, no definitive agreement has been executed, and no assurance can be given that the new bank credit facility will be executed on these terms or entered into at all.


    On April 2, 2000, we had 2,000,000 shares of senior preferred stock outstanding. The senior preferred stock was issued, along with warrants to purchase 1,160,542 shares of our common stock at an exercise price of $4.80 per share, in connection with the acquisition of our Salt Lake City facility. The senior preferred stock and warrants were recorded at their estimated fair values of $38.4 million and $10.7 million, respectively. This preferred stock has a dividend rate of 14% per annum, payable quarterly in cash, through November 26, 2000 and thereafter, a rate of 15% per annum, payable in cash at the mandatorily redeemable date or in additional shares of senior preferred stock. In the event that we fail to redeem the senior preferred stock by November 26,

2006, the dividend rate will increase by 0.5% per quarter, up to a maximum dividend rate of 25% per annum. So long as any shares of senior preferred stock are outstanding, we are subject to restrictions on the payment of dividends on our common stock and any other preferred stock in addition to restrictions on the redemption or purchase of our common stock. Until November 26, 2000, we may, at our option, redeem all of the senior preferred stock at 114% of its liquidation value, or $57.0 million. Thereafter, we may redeem the shares at 115% of its liquidation value. All redemptions of senior preferred stock shall include accrued and unpaid dividends payable thereon. We intend to retire all of the outstanding shares of senior preferred stock with the proceeds from this offering. See "Use of Proceeds." Warrants to purchase 222,730 shares of our common stock are immediately exercisable while warrants to purchase 937,812 shares of our common stock are held in escrow and will be released and become exercisable if the senior preferred stock remains outstanding on the first anniversary date of its issuance.

    We believe the proceeds of this offering, together with our current level of working capital, cash generated from operations, leasing capabilities and amounts available under our existing revolving credit facility will be adequate to meet our anticipated future operating expenses, capital expenditures and debt obligations for the next twelve months. Our liquidity needs beyond the next twelve months will not be materially different from current needs except for the financing requirements of future acquisitions.


    Following the consummation of this offering and the application of the net proceeds as described in this prospectus, we will have $41.8 million available under our bank credit facility to make future acquisitions and for general corporate purposes. We currently have no agreements or understandings about any specific acquisition. However, we intend to continue our acquisition strategy which could result in significant future acquisitions. If available resources are not sufficient to finance these acquisitions, we would be required to seek additional equity or debt financing. There can be no assurance that funds from these sources, if required, will be available on terms suitable to us, if at all.


Quantitative and Qualitative Disclosure Relating to Market Risks

INTEREST RATE RISK

    Our exposure to interest rate risk arises from variable rate debt arrangements entered into for other than trading purposes. The interest rate risk on our fixed-rate debt is not material as the amounts outstanding under these arrangements are not significant.

    The cost of borrowings under our term loan facility is the applicable spread plus the underlying cost of funds option (either the base rate or Adjusted LIBOR). The applicable spread on the base rate loans is 2.75%, and the spread on the Adjusted LIBOR loans is 3.75%. The cost of borrowing under our revolving credit facility is the applicable spread plus the underlying cost of funds option (either the base rate or Adjusted LIBOR). The applicable spread on the base rate loans varies between 1.75% and 2.25% based on our consolidated leverage ratio. The applicable spread on the Adjusted LIBOR loans varies between 2.75% and 3.25% based on our consolidated leverage ratio.

    The following table summarizes our market risks associated with our variable rate debt in place at April 2, 2000 based on current maturities and interest rates:

                                                         December 31,
                               ----------------------------------------------------------------
                                                    (Dollars in thousands)
                                 2000          2001          2002          2003          2004
Term loans balance.......      $73,688       $72,938       $72,188       $71,438            --
Effective interest
  rate...................        9.938%        9.938%        9.938%        9.938%        9.938%
Principal payments.......      $   688       $   750       $   750       $   750       $71,438
Interest expense.........      $ 7,372       $ 7,297       $ 7,223       $ 7,149       $ 4,170

Revolving facility
  balance................      $64,100       $64,100            --            --            --
Available credit.........      $75,000       $75,000            --            --            --
Effective interest
  rate...................       10.259%       10.259%       10.259%           --            --
Fee on unused portion....         0.47%         0.47%         0.47%           --            --
Interest expense.........      $ 6,877       $ 6,877       $ 4,012            --            --

    The carrying cost of the above credit facility approximates fair value due to the variable nature of the interest rates.

FOREIGN CURRENCY EXCHANGE RATE RISK

    We also have exposure to various foreign currency exchange-rate fluctuations for cash flow received from our foreign subsidiaries. This risk is mitigated because the functional currency of our subsidiaries in Ireland, Singapore and Malaysia is the US dollar and most financial transactions are conducted with the US dollar. The foreign currency exchange-rate risk for our subsidiary in Spain is mitigated because substantially all of its financial transactions are conducted in the Spanish peseta. Our exposure to foreign currency exchange-rate fluctuations is related to an intercompany loan receivable from the corporate entity, long-term debt and specific trade receivables and payables, all at our subsidiary in Spain, which are denominated in US dollars. Our foreign currency exchange-rate exposure on the intercompany loan receivable and the trade receivables and payables is mitigated by the use of foreign exchange contracts which are effective as a hedge against these specific transactions. As of April 2, 2000, we had the following foreign exchange forward contracts outstanding:

                                                      Notional Amount   Fair Value
                                                      ---------------   ----------
                                                             (In thousands)
Foreign exchange sell contracts:
  US Dollars........................................      $ 9,000          $(351)
Foreign exchange buy contracts:
  US Dollars........................................      $17,700          $ 714

    As the functional currency of our Spanish operations is the Spanish peseta and the terms of the lending arrangement require settlement in US dollars, we are exposed to risks of loss due to fluctuations in the foreign currency exchange rate between the Spanish peseta and US dollar.

    At April 2, 2000, the U.S. denominated debt recorded at our subsidiary in Spain was $15.0 million. During the first fiscal quarter of 2000, we recorded an unrealized loss of approximately $0.5 million related to this debt due to the weakening of the Spanish peseta against the US dollar from 166 pesetas to $1.00 at December 31, 1999 to 174 pesetas to $1.00 at April 2,

2000. A hypothetical 10% fluctuation in the foreign currency exchange rate between the Spanish peseta and the US dollar would result in a change in unrealized gain (loss) of $1.5 million.

Year 2000

    We have actively addressed potential Year 2000 issues. These issues could have arisen at any point in our purchasing, supply, manufacturing and financial information systems. Although incomplete or untimely resolution of the Year 2000 issue by us, our key suppliers, clients and other parties could have had a material adverse effect on our business, results of operations, financial condition and cash flow, the results to date indicate that Year 2000 issues have had no material adverse impact.

    While we are conducting business as usual, we will continue to watch for Year 2000 related events that could impact our business, results of operations, financial condition and cash flow. We believe that our experience in handling business disruptions resulting from non-Year 2000 events should significantly reduce any adverse effects of any potential Year 2000 disruptions.

    Through April 2, 2000, we have spent approximately $0.1 million in connection with Year 2000 issues. We do not anticipate any further material expenditures.

Recently Issued Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and hedging, requiring recognition of all derivatives as either assets or liabilities in the statement of financial position measured at fair value, as well as identifying the conditions for which a derivative may be specifically designed as a hedge. SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of Effective Date of SFAS
No. 133," deferred the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000, which is fiscal year 2001 for us. We are continuing to evaluate the effects on our financial condition, results of operations and cash flows of adopting SFAS No. 133.

                                    BUSINESS

Overview

    We are a leading global provider of advanced electronics manufacturing services. We provide these services to original equipment manufacturers, or OEMs, primarily in the voice and data communications, computer and related peripherals, medical equipment and industrial and consumer electronics industries. We provide OEMs with a comprehensive range of services, including:

    - product design and new product introduction services;

    - materials procurement and management;

    - assembly and manufacturing;

    - testing services;

    - order fulfillment and distribution; and

    - after-market support.

    We have established a network of manufacturing facilities in the world's major electronics markets--North America, Europe and Asia--to serve the increasing outsourcing needs of both multinational and regional OEMs. We have strategically located our manufacturing facilities near our customers and their end-markets, which benefits our customers by reducing the time required to get their products to market and by increasing their flexibility to respond to changing market conditions.

    We manufacture a variety of products for our customers. For example, we manufacture palm-sized computers for one of our customers. In conjunction with this customer, we work with many global suppliers to procure the materials and components required for these products. Components and materials are inventoried for a short period of time before being taken from our inventory and organized for production. The first step of the production process is printed circuit board assembly, a capital intensive manufacturing process in which hundreds of discrete electronic components, including integrated circuits, capacitors and resistors, are attached to a printed circuit board. The resulting printed circuit board assembly generally contains all of the electronic functionality of the completed product. The finished printed circuit board assembly then undergoes a multi-step test process that identifies manufacturing and component-related defects. Once the assembly is proven to be fully functional, it and other mechanical components, including a plastic enclosure, liquid crystal display and power source, are assembled into the completed product. The completed product is then tested again before being packed into the retail packaging and shipped directly to our customer's distribution channels.

Industry Background

    Historically, OEMs have been fully integrated, performing the product design, new product introduction, assembly and manufacturing, testing, order fulfillment and distribution and after-market support functions for their products. In recent years, we believe that OEMs throughout the world have increasingly accepted and relied upon the outsourcing of these functions to electronics manufacturing services companies. By focusing on these functions, we believe that electronics manufacturing services companies can provide OEMs with cost savings, superior technological know-how and access to more advanced manufacturing processes. This enables OEMs to concentrate on their core competencies, such as product development, marketing and sales. As a result of this outsourcing strategy, OEMs have begun to divest a significant portion of their manufacturing facilities and newer OEMs are choosing to outsource rather than build an internal manufacturing infrastructure. Today, we believe that the electronics manufacturing services industry is comprised of companies that provide a broad range of services, including product design, manufacturing, order fulfillment and after-market support services for OEMs in the electronics industry.

    The electronics manufacturing services industry has experienced significant growth over the past several years. Technology Forecasters projects that electronics manufacturing services industry revenues will grow annually at 20% from 1998 through 2003, reaching $149 billion by 2003. Technology Forecasters also projects that the twelve electronics manufacturing services providers with annual revenues of greater than $500 million will have a growth rate of 30% over the 1998 to 2003 period. In addition, they estimate that electronics manufacturing services industry revenues accounted for 9.5% of the cost of goods sold in the electronics industry in 1998 and estimate this percentage will increase to 17.1% by 2003.

    We believe that the growth in the electronics manufacturing services industry is being fueled primarily by the growth in the number of OEMs that have chosen an outsourcing strategy and secondarily by the growth of the overall electronics industry. We also believe that OEMs will increasingly adopt an outsourcing strategy due to rapidly changing product technologies, shorter product life-cycles and the increasing capability of electronics manufacturing services companies to manufacture more complex products. We expect this trend will favor larger electronics manufacturing services providers that have clear advantages of scale, geographic diversity and technology and will contribute to a period of further consolidation in the electronics manufacturing services industry. Technology Forecasters estimates that the twelve largest electronics contract manufacturers, which includes us, accounted for approximately 40% of industry revenue generated by the approximately 3,130 electronics contract manufacturers operating in 1998. We believe that the factors driving OEMs to favor an outsourcing strategy include:

    ACCELERATED TIME-TO-GLOBAL MARKET. Due to intense competitive pressures in the electronics industry, OEMs are facing increasingly shorter product life-cycles and therefore have a growing need to reduce the time required to bring new products to market. OEMs can significantly improve product development cycles and shorten time-to-global market by utilizing the expertise and manufacturing infrastructure of electronics manufacturing services companies, including capabilities relating to design and quick-turn prototype development.

    ACCELERATED TIME-TO-GLOBAL VOLUME. OEMs are increasingly requiring electronics manufacturing services companies to have global capabilities as they seek to expand sales and simultaneously introduce new products in major global markets. Once products have been developed, OEMs need to quickly reach commercial volume production and distribute their products worldwide in order to achieve the greatest impact in a competitive market. In addition, electronics manufacturing services companies with global capabilities are able to offer their customers a variety of manufacturing locations to better address OEMs' objectives, including compliance with local content regulations and the elimination of expensive freight costs, tariffs and time-consuming customs clearances.

    REDUCED CAPITAL INVESTMENT AND SHIFT OF FIXED COSTS TO VARIABLE COSTS. As electronics products have become more technologically advanced, the manufacturing process is requiring greater levels of investment in capital equipment. Outsourcing to electronics manufacturing services companies allows OEMs to lower their investment in inventory and manufacturing assets and shift more of their fixed costs to variable costs, thereby increasing their return on assets. As a result, OEMs can react more quickly to changing market conditions and allocate capital to other core activities such as sales and marketing and research and development.

    REDUCED TOTAL PRODUCTION COST. OEMs need to continually reduce costs to remain competitive. Electronics manufacturing services providers are able to manufacture products at a reduced total cost to OEMs because of higher utilization of manufacturing capacity, access to leading-edge procurement and inventory management capabilities, proficiency in purchasing materials and components and a continual focus on improving the entire supply chain from product design to after-market support.

    ACCESS TO LEADING TECHNOLOGIES. OEMs are continually seeking access to engineering expertise and manufacturing technologies necessary to build their increasingly complex products. OEMs are motivated to work with electronics manufacturing services companies to gain access to their expertise in product design, assembly, manufacturing and testing technologies, as well as their expertise in materials procurement and management and after-market support. In addition, electronics manufacturing services companies provide OEMs with access to advanced information systems, enabling OEMs to better monitor and control the global production and distribution of their products.

Our Business Strategy

    Our objective is to be the premier provider of value-added electronics design, manufacturing and related services to leading OEMs in rapidly growing industries. Our strategy to achieve this objective includes the following key elements:

    ESTABLISH AND MAINTAIN LONG-TERM RELATIONSHIPS WITH LEADING OEMS IN RAPIDLY GROWING INDUSTRIES. We seek to establish and maintain relationships with leading OEMs beginning with early involvement in their product development and new product introduction cycles and thereafter provide integrated design, manufacturing, order-fulfillment and after-market support services. We target leading OEMs in rapidly growing industries such as the voice and data communications equipment, computer and related peripherals, medical equipment and industrial and consumer electronics industries and seek to maintain a balance of customers among these industries. We also serve emerging companies in these industries in order to establish an early outsourcing relationship that will provide us with attractive growth opportunities as the products of these emerging companies gain market acceptance. We closely integrate our information systems with those of our customers, and we are increasingly using the Internet and other information technologies to share information with our customers on a timely basis. We also believe that a critical factor in maintaining and growing successful outsourcing relationships is superior customer service.

Consistent with this strategy, we track customer satisfaction on a continuing basis and compensate our key employees, in significant part, based upon meeting specified goals tied to customer service.

    EXPAND OUR GLOBAL PRESENCE. We intend to expand our manufacturing presence in the world's major electronics markets in order to serve the increasing outsourcing needs of both multinational and regional OEMs. We currently maintain manufacturing facilities in the United States, Spain, Ireland, Singapore and Malaysia, which are in close proximity to the world's major electronics markets. This strategically positioned network of product design and manufacturing facilities reduces the time and cost required to bring our customers' products to market and allows for the simultaneous introduction of our customers' products in major global markets. To effectively serve the requirements of current and potential customers, we believe we need to operate in low-cost locations and have facilities capable of manufacturing products with varying levels of technical complexity in low, moderate and high volumes. We intend to seek and evaluate strategic opportunities to continue to expand our geographic presence and the scope of our manufacturing capabilities, particularly near our customers and their end-markets.

    EXPAND OUR INTEGRATED DESIGN, MANUFACTURING AND RELATED SERVICES. We intend to continue to expand our service offerings to meet the evolving needs of our customers and to more effectively control and manage the supply chain. OEMs are increasingly requiring a wider range of advanced services from electronics manufacturing services companies. We offer our customers a comprehensive range of services, including product design and new product introduction services, materials procurement and management, assembly and manufacturing, testing services, order fulfillment and distribution and after-market support services. We have increased our service offerings and expanded our product design capabilities through recent acquisitions of two electronics design firms, Electronic System Packaging and Ronlin Design. We believe that our ability to support customers in these areas provides us insight into our customers' future manufacturing requirements, which is critical to further penetrating the electronics manufacturing services market and attracting new customers. We also assumed the operation of an IBM facility in Charlotte, North Carolina, which expands our systems assembly and order fulfillment capabilities, and acquired a facility in Salt Lake City, Utah, from 3Com, which increases our North American high-volume, low-cost production and radio frequency engineering capabilities.

    CONTINUALLY REDUCE OUR CUSTOMERS' OVERALL PRODUCT COSTS. We continually seek to reduce our customers' overall product costs. We describe our comprehensive approach to product cost reduction as "Total Cost of Ownership." Our Total Cost of Ownership solution is based on the principal that the total cost of a product is the sum of all economic costs related to designing, producing and delivering final products to customers on a long-term basis. We believe we are able to reduce our customers' overall product costs through our integrated product design and manufacturing expertise and strength in global procurement and supply chain management. Our product design capabilities enable us to work closely with our customers and develop manufacturing strategies to more efficiently procure materials and manufacture their products. We believe the scale of our global materials purchases and our expertise in procurement and supplier management enhances our ability to obtain advantageous materials pricing. Our focus on the management of the global supply chain reduces costs by optimizing the use of materials and components throughout the entire product life-cycle from design and manufacturing to distribution and after-market support. In addition, we continually review our operating performance and implement specific cost reduction and process improvement initiatives, the savings from which further reduce our customers' overall product costs. By providing our customers with Total Cost of Ownership solutions, we believe we enhance our customers' competitiveness in the marketplace.

    REDUCE OUR CUSTOMERS' TIME-TO-GLOBAL MARKET AND TIME-TO-GLOBAL VOLUME. We seek to reduce our customers' time-to-global market and time-to-global volume production for their new products through our product design and new product introduction services and our global manufacturing capabilities. We work closely with our customers in the early stages of their product development efforts to reduce product costs and improve the manufacturability and testability of their products. Our information systems and materials management processes enable us to rapidly ramp-up operations to meet our customers' needs, quickly respond to changes in product demand and effectively distribute products directly to our customers' end-users. By offering our customers a comprehensive range of services in a variety of manufacturing locations, we are better able to assist them in rapidly introducing new products into global markets.

    ACTIVELY PURSUE STRATEGIC ACQUISITIONS. We intend to continue to pursue the acquisition of selected OEM assets and electronics manufacturing services and related companies that offer us relationships with key customers, strong and experienced management teams, strategic capabilities and locations and expanded service offerings. Many OEMs are divesting their internal manufacturing operations to electronics manufacturing services companies. By purchasing facilities from OEMs, we are able to quickly develop customer relationships and obtain established manufacturing capacity. Additionally, a number of smaller electronics manufacturing services companies are seeking to strengthen their competitive position by becoming part of a larger, global electronics manufacturing services provider. We believe that we are favorably positioned to benefit from these trends. Furthermore, we believe we have developed and successfully deployed a comprehensive post-acquisition integration strategy which includes, among other things, establishing a common corporate culture, providing a recognizable corporate appearance and consistent functionality to our customers, implementing a common information technology platform and sharing best practices among our operations. We have successfully completed nine acquisitions since 1995. While we are currently in discussions with several potential acquisition candidates, we do not have any agreement or understanding with respect to any acquisition candidate.

Recent Acquisitions

    In November 1999, we acquired from 3Com selected inventory, fixed assets and other intangibles located in Salt Lake City, Utah, for $80.8 million. The acquisition was financed with the proceeds from the issuance of $50.0 million of senior preferred stock and related warrants and borrowings under our bank credit facility. In connection with this acquisition, we entered into a two-year supply agreement with Palm to produce Palm computing devices and a two-year supply agreement with 3Com to produce modems and network interface cards. We also retained the facility employees. We expect our acquisition of the Salt Lake City facility will provide us with many benefits, including:

    - strong relationships with two leading OEMs in rapidly growing industries;

    - a more diversified customer base, reducing our reliance on other major customers;

    - an expanded geographic presence into the western United States;

    - a broadened range of service offerings through the addition of a high-volume, low-cost manufacturing facility;

    - access to advanced engineering capabilities, especially additional radio frequency engineering capabilities; and

    - expansion of our manufacturing capacity.

    In the first half of 1999, we acquired two electronics design firms, Electronic System Packaging and Ronlin Design, for an aggregate purchase price of approximately $4.4 million. Electronic System Packaging and Ronlin Design significantly enhance our product design services in North America. These acquisitions allow us to establish relationships with OEMs in a broad range of industries through involvement in earlier stages of their product development cycles. We believe our enhanced offering of electronics design services will strengthen existing customer relationships and help us win new business.

    In the first half of 1998, we acquired selected inventory and fixed assets of IBM located in Charlotte, North Carolina, for $30.1 million in cash. The acquisition of these assets was financed with borrowings under our bank credit facility. In connection with this acquisition, we also entered into a three-year supply agreement to provide systems assembly and integration, testing and order fulfillment services for several divisions of IBM and retained the facility employees. The acquisition of these assets and the related supply agreement have provided us with several benefits, including:

    - a stronger relationship with a premier customer having a leadership position in a growing market segment (retail point-of-sale systems);

    - an enhanced range of service offerings including additional capabilities in complex systems assembly, integration and testing services;

    - a strengthening of our ability to provide order fulfillment services and distribution of products to our customers' end-users on a global basis; and

    - an expanded geographic presence into the southeastern United States.

Our Services

    We offer a comprehensive range of integrated services, providing our customers with a total solution to take their products from initial design through high volume production, test, distribution and after-market support. While we currently derive substantially all of our net sales from printed circuit board assembly, testing services, assembly of systems of electronics products, which include multiple components and final products, and the fulfillment and distribution of completed products, we believe that OEMs are increasingly demanding an integrated outsourcing solution from electronics manufacturing services companies. Some of the services that we offer OEMs include:

    PRODUCT DESIGN AND NEW PRODUCT INTRODUCTION SERVICES. We offer a wide range of engineering, design, prototype, test development and related services that shorten the time it takes our customers to introduce their products into the market and optimize their products' design for commercial manufacturing. To support and manage new product introductions, we provide design for manufacturability, design for testability and design for procurement services. The purpose of design for manufacturability is to achieve defect-free and cost-effective product designs, reduce product development cycles, create high initial production yields and establish superior product quality. Design for testability focuses on achieving the highest level of fault detection and isolation before products are shipped. Design for procurement identifies areas in which the overall cost of our customers' products can be reduced through a decrease in material costs and effective inventory management. In addition, unlike many of our customers, we have the infrastructure necessary to produce the low volumes associated with prototype manufacturing, thereby enabling our customers to avoid substantial investment in specialized manufacturing equipment.

    MATERIALS PROCUREMENT AND MANAGEMENT. Materials procurement and management involves planning, purchasing and expediting the delivery of materials and components used in the manufacturing process. We are becoming increasingly involved in selecting and qualifying suppliers to meet our customers' needs. Our global information system for materials management optimization enables us to achieve competitive component pricing and greater sourcing flexibility. We employ various inventory management techniques, such as just-in-time and line-side stocking, in order to allow product shipments to be closely coordinated with our customers' requirements. Just-in-time is an inventory-control method of ordering materials only on an as-needed basis. Line-side stocking is another inventory-control method which locates components within our manufacturing facilities but the components are owned by the supplier or customer until they are used in the manufacturing process. Both just-in-time and line-side stocking eliminate much of the expense and managerial oversight of maintaining inventory. We are also developing e-commerce solutions that will further increase supply chain efficiency, resulting in lower costs and increased responsiveness to our customers.

    ASSEMBLY AND MANUFACTURING. Our assembly and manufacturing operations include printed circuit board assembly, which are components of electronics products, assembly of subsystems of electronics products, which include multiple components, and the final assembly and integration of complete products that incorporate printed circuit board assemblies, complex electromechanical subassemblies, enclosures, power supplies and other components. As OEMs seek to provide greater functionality in smaller products, they increasingly require more sophisticated manufacturing technologies and processes. Our investment in advanced manufacturing equipment and technology and our experience and expertise in miniaturization, packaging and interconnect technologies enable our customers to have access to a wide variety of advanced manufacturing solutions without having to make substantial capital investments. We also have extensive experience building a wide range of final products and believe we are well positioned to take advantage of the anticipated acceleration in outsourcing of final product assembly and integration. We have industry leading capabilities in assembling smaller consumer electronics products and build millions of these devices annually. We also have extensive experience assembling and integrating larger, more complex systems. In addition, our build-to-order capabilities complement our expertise in final product assembly by allowing us to postpone the final configuration of our customers' products until actual end-user specifications are received, thus reducing inventory levels for us and our customers.

    TESTING SERVICES. We provide our customers with a comprehensive range of testing services. We work with our customers to develop product-specific test strategies, and in some cases we design and build specific test platforms for our customers' products.

    ORDER FULFILLMENT AND DISTRIBUTION. We offer a range of services related to the configuration and shipment of our customers' products. We perform final product packaging and distribution services for completed products, as well as direct order fulfillment. We increasingly deliver final products directly into our customers' distribution channels and to our customers' end-users. We believe that these services complement our comprehensive manufacturing solution, enabling our customers to be more responsive to changing market demands and to get their products to market more quickly.

    AFTER-MARKET SUPPORT. We provide a wide range of after-market support services, including repair, refurbishment, remanufacturing, exchange, system upgrades and spare part manufacturing. These services are supported by specific information systems and testing technologies and can be tailored to meet the specific requirements of each customer.

Customers


    Our customers include leading OEMs primarily in the voice and data communications equipment, computer and related peripherals, medical equipment and industrial and consumer electronics industries. Within these industries, our strategy is to establish long-term relationships with OEMs that seek to outsource significant production volumes. During the fiscal quarter ended
April 2, 2000, sales to IBM and Palm represented 25% and 29%, respectively, of our total net sales and net sales to our ten largest customers accounted for 90% of our total net sales. In 1999, sales to IBM and Iomega represented 49% and 14%, respectively, of our total net sales and net sales to our ten largest customers accounted for 88% of our total net sales. In 1998, net sales to IBM and Iomega represented 51% and 20%, respectively, of our total net sales and net sales to our ten largest customers accounted for 89% of our total net sales. As a result of our acquisition of 3Com's Salt Lake City facility, we expect that 3Com and its subsidiary, Palm, will each become a top five customer in 2000, significantly reducing the percentage of our total net sales represented by IBM and Iomega. Our manufacturing contracts contain customer acceptance clauses. However, we do not consider these clauses to be substantive because we can and do replicate the customer acceptance test environment and perform the agreed upon product testing prior to shipment. Accordingly, we recognize revenue upon shipment of the product.

    The following table lists alphabetically some of our significant customers based on sales in the first fiscal quarter of 2000 and the products for which we provide manufacturing services:

Customer                                   End Products
--------                                   ------------
3Com Corporation.........................  Modems, network interface cards
ADC Telecommunications, Inc. ............  Broadband access and transmission products
Gilat Satellite Networks Ltd.............  Satellite network terminals
Hewlett-Packard Company..................  Printers
International Business Machines
  Corporation............................  Point-of-sale systems, industrial PCs
Iomega Corporation.......................  Storage devices
LM Ericsson Telefon AB...................  Mobile phones, PBX equipment and base stations
LSI Logic Corporation....................  High end storage equipment
Palm, Inc. ..............................  Palm III, Palm V and Palm VII devices
Rockwell International Corporation.......  Industrial motion controls

    We customarily enter into supply arrangements in connection with our acquisition of facilities from OEMs. These arrangements generally govern the conduct of business between us and our new customers, including the manufacture of products that were previously produced at that facility by the OEM. In some instances these arrangements contain revenue, product volume or capacity commitments and are generally for terms of one to three years.

Sales and Marketing

    We are able to service all of the world's major electronics markets through a direct sales force located in selected North American, European and Asian cities. Our sales people have knowledge of local markets, which we believe is critical to identifying new customers and developing new business opportunities. Our direct sales force is complemented by several independent firms who serve as our representatives in areas where we believe the most significant opportunities exist, such as Silicon Valley, and in areas where we have no direct salespeople. We intend to continue to expand our direct sales organization in response to increased customer opportunities.

    We seek to develop close, long-term relationships with our customers by working with them throughout the entire product life-cycle, from product design to after-market support. Electronics manufacturing services companies generally face a long sales cycle and must perform satisfactorily on a trial basis prior to obtaining significant orders from a potential customer. Therefore, we work closely with our customers during the initial product design and development stage. We support our existing customer relationships with cross-functional customer focus teams that are led by dedicated program managers. Each team is responsible for focusing on new programs, products and/or part numbers and developing an in-depth understanding of our customers' requirements and outsourcing needs. Customer focus teams for major global accounts are complemented by seasoned account managers who coordinate a broad range of services provided from multiple sites around the world.

    We believe we differentiate ourselves from most of our competitors through an active, focused marketing effort, designed to increase our brand awareness and the likelihood of winning new business. We communicate important news about our company to existing and potential customers through various news media, including national and local business publications and industry trade journals. Our technical personnel and functional managers often take industry leadership roles by publishing technical papers, speaking on industry panels and maintaining active roles in industry and technical associations. For example, one of our technical professionals recently presented a paper discussing the use of process metrics to predict quality performance at an industry conference. In addition, we have established ongoing relationships with key industry analysts and trade journalists, and we periodically host seminars on topics of interest to potential customers in our manufacturing facilities. This past year we hosted a seminar at our Athlone facility which focused on strategies for more efficient new product introductions. We also maintain a website enabling potential customers to learn more about us.

Customer Satisfaction Approach

    High customer satisfaction is critical for success in the electronics manufacturing services industry, and we believe that we differentiate ourselves from our competitors by adopting policies and procedures and making investments that will result in consistently high levels of customer satisfaction.

    Customer satisfaction starts with a service attitude that we constantly reinforce and reward. We have developed management reports which, we believe, summarize several key measurements of customer satisfaction, including, for example percentage of on-time deliveries and the quality of our manufacturing processes. Our senior managers receive these reports on a weekly basis, enabling them to monitor our performance on a timely basis so that we can take specific corrective actions, if necessary. Each customer has a dedicated program manager who manages the day-to-day relationship with the customer. A significant portion of a program manager's compensation is tied to improving customer satisfaction scores, as measured by an independent consulting firm that conducts semi-annual customer satisfaction surveys. These surveys also are reviewed at the highest executive levels to ensure customer satisfaction issues are appropriately addressed.

    We have implemented processes, information systems and other tools that enable our employees to provide high levels of customer service. One example is our continuous process improvement program, in which we rigorously evaluate operational processes relative to industry best practices and develop action plans to improve our performance. This program ensures that best practices are standardized across our global operations, leading to continuous improvement. In addition, we will continue to invest in information systems that improve customer satisfaction. We recently implemented a suite of software tools to help us better control the quality of our manufacturing processes and provide timely information to our customers. Our investments increasingly include e-business solutions that reduce transaction costs and facilitate a more efficient flow of information between us and our suppliers and customers.

Supply Chain Management

    Supply chain management is critical for competing in the electronics manufacturing services industry, as OEMs are increasingly outsourcing their entire product supply chain to electronics manufacturing services companies. Supply chain management involves the coordination of components and products throughout the design, manufacturing and distribution functions, ensuring that the correct component or product is delivered to its appropriate destination at the proper time and at the lowest overall cost. Through the use of our highly trained professionals and our significant investment in information systems, our supply chain management expertise reduces our customers' total costs and increases our flexibility to respond to changing customer demands.

    We have strong relationships with a broad range of suppliers. We believe our product design capabilities and scale of procurement enhance our ability to obtain advantageous pricing on, and secure supply sources of, selected materials and components. We believe we can reduce our customers' total costs by working closely with them in their product development stages. For example, we help our customers select components while a product is being designed to ensure advantageous sourcing and pricing from preferred suppliers. We also utilize a rigorous process for evaluating supplier performance based on our Total Cost of Ownership solution. This approach realizes lower total costs for our customers by focusing on improving our suppliers' quality, delivery, flexibility and service.

    Asset management is a critical element of efficient supply chain management. We use inventory management techniques which closely integrate our manufacturing processes with our customers' actual orders. As a result, we minimize our inventory risk by ordering components and products only to the extent necessary. One inventory management technique we utilize is demand-pull manufacturing, which initiates production of our customers' products based upon their actual inventory usage. Demand-pull manufacturing is complemented by our direct order fulfillment process, whereby we ship products directly from our facilities to our customers' distribution channel and end users. Direct order fulfillment results in lower inventory levels for both ourselves and our customers and permits faster delivery times for our customers' products.

    We utilize information systems to improve the efficiency and flexibility of the supply chain. Our enterprise resource planning system provides comprehensive and timely information required for managing the logistical complexities in our business. We also are implementing a component database and global information system to optimize our materials management, allowing us to consolidate data on historical purchases and perform worldwide searches for component inventory and competitive pricing. We will continue to implement e-commerce solutions that link us to our customers and suppliers, providing them with timely information on specific orders, product demand, inventory and component lead times in order to facilitate planning and increase the efficiency of the entire supply chain.

Information Systems

    Information systems are a critical element for achieving our strategic business objectives. We believe that our investment in information systems will deliver competitive advantages for our customers by improving supply chain management and increasing product quality and operational flexibility. We have implemented a common technological infrastructure that allows our customers and suppliers to communicate and transact with us globally in an easy and consistent manner. We believe this increases the efficiency of the supply chain.

    Our information systems strategy consists of selecting leading software applications and establishing strong relationships with our software suppliers. Our enterprise resource planning system manages the entire order cycle from receiving customer orders and planning production schedules to billing customers and tracking their payments. Having a standard enterprise resource planning platform allows us to quickly respond to fluctuations in our customers' orders in different parts of the world and also facilitates simultaneous product introduction in multiple regions.

    Our standard suite of engineering applications focuses on reducing our customers' new product introduction set-up time and controlling our manufacturing processes. These engineering applications allow us to collect customer design data in any format and automatically convert this information into commands that run our production lines. These tools also monitor our manufacturing operations and alert our technicians and operators to process deviations. Early error detection minimizes rework and reduces repair and customer returns.

    Our global information system for material management optimization is based on two integrated applications. Our strategic sourcing application consolidates purchasing history from suppliers and future demand from our manufacturing sites. This allows us to realize significant materials cost savings by concentrating our purchases with a smaller number of preferred suppliers. The component supplier application provides standardized component information that is integrated with an industry database that enables our customers' designers to select components from our preferred suppliers. This optimizes the selection of components used in our customers' products and provides them with advantages in pricing and sourcing of components.

    Our information solutions portfolio increasingly includes a broad range of e-business tools. Both customers and suppliers can communicate with us via a comprehensive suite of electronic data interchange applications. In addition, customers can obtain order status and product quality information, 24 hours a day, through our secure web-based applications. We plan to make significant further investments in e-business tools that will leverage the speed and technology of the Internet to facilitate the flow of information and increase the total efficiency of the supply chain.

Competition

    The electronics manufacturing services industry is highly competitive. We believe that the principal competitive factors in our industry are:

    - service offerings;

    - technological capabilities;

    - geographic location and coverage;

    - pricing;

    - product quality;

    - reliability in meeting product delivery schedules; and

    - flexibility and timeliness in responding to design and schedule changes.

    We compete against numerous domestic and foreign electronics manufacturing services providers, including:

Benchmark Electronics, Inc.            Plexus Corporation
Celestica Inc.                         Sanmina Corporation
Flextronics International Ltd.         SCI Systems, Inc.
Jabil Circuit, Inc.                    Solectron Corporation
NatSteel Electronics Limited           Venture Manufacturing (Singapore)
                                         Limited

We believe that large publicly-traded OEMs prefer to enter into outsourcing relationships with other public electronics manufacturing services companies that present them with the opportunity to build a long-term relationship because of their greater access to capital and resulting financial stability. Many of our competitors are substantially larger and have greater financial, operating, manufacturing and marketing resources than we do. Some of our competitors have broader geographic breadth and range of services than we do. In addition, some of our competitors may have more developed relationships with our existing customers than we do. We also face competition from the manufacturing operations of our current and potential customers, who continually evaluate the relative benefits of internal manufacturing compared to outsourcing. As more OEMs dispose of their manufacturing assets and increase their use of outsourcing, we face increasing competitive pressures to grow our business in order to maintain our competitive position.

International Operations

    A key element in our business strategy is to expand our global presence in order to provide product design, manufacturing and after-market support services in locations that meet our customers' regional requirements. Consistent with this strategy, we have established international manufacturing facilities in Spain, Ireland, Singapore and Malaysia. We will continue to seek strategic opportunities to acquire additional facilities throughout the world, especially in low-cost regions, either through OEM divestitures or acquisitions of regional electronics manufacturing services companies and other related companies.

    Our facilities in Europe serve European customers as well as customers in North America and Asia that have significant sales in Europe. Our Athlone facility, acquired by us in 1995, is a former LM Ericsson site that provides medium to high-volume, capital intensive manufacturing and related support services. Our Valencia facility, acquired from IBM in 1995, offers a comprehensive range of integrated services including design, low, medium and high-volume production and highly complex assembly and manufacturing, configuration-to-order and global order fulfillment. In addition, our Valencia facility has a significant product repair capability. Both our Athlone and Valencia facilities have strong technical capabilities, including radio frequency engineering and test capabilities.

    Our facilities in Asia, located in Johor Bahru, Malaysia, and in Singapore, enable us to provide cost competitive manufacturing for global customers and a range of regional manufacturing and support services. Both sites formerly operated as independent contract manufacturers and were acquired by us in 1995. The Singapore site was acquired from Connett Technologies and the Malaysian site from Topas Electronics. Many OEMs recognize Southeast Asia as a competitive region that offers both low-cost manufacturing and strong technical skills. Our sites in Southeast

Asia specialize in high-volume assembly and manufacturing, and we have a proven ability to provide globally competitive pricing for these types of requirements. Our Singapore site is increasingly offering a wider range of lower to medium-volume and more complex assembly and manufacturing services and provides engineering and business support for the Malaysian site. These sites have grown rapidly since we acquired them and have undergone several major expansions to support increased customer demand. In addition to our manufacturing sites, we have an international procurement office in Singapore and a customer support office in Tokyo to meet the specific needs of our Japanese customers.

    We intend to further expand our international capabilities in product design, new product introduction services, assembly and manufacturing and after-market support services. We currently expect to establish operations in Mexico, China and Central or Eastern Europe during the next several years. We also intend to expand into other locations in Europe and Asia in order to establish or enhance relationships with key customers, provide services to important regional markets, expand our range of service offerings and improve our ability to reduce our customers' time-to-global market and time-to-global volume. See Note 16, "Business Segment Information," in our consolidated financial statements for information relating to our international operations.

Research and Development

    We engage in ongoing research and development activities to meet our customers' increasingly sophisticated needs and maintain our leading-edge capabilities. Changes in our customers' products drive our research and development efforts. As our customers' products are both decreasing in size and increasing in functionality, we must continually develop advanced technologies such as chip scale packaging, flip-chip, ball grid array, micro-ball grid array and ultra-fine pitch surface mount technology and the equipment to support them. The evolution and extension of these technologies has placed additional demands on process materials and chemistry, substrates for interconnecting devices and the manufacturing environment.

    We work with our customers, our suppliers and universities located near our manufacturing facilities to develop and qualify advanced process capabilities concurrent with, or prior to, our customers' needs. We are a member of an industry consortium consisting of OEMs, equipment suppliers and other electronics manufacturing services companies. This consortium supports process development and provides access to manufacturing equipment, laboratory and research and development personnel that complement our internal development work. The development and refinement of new manufacturing processes are performed primarily at our advanced engineering facility in Arden Hills, Minnesota. At Arden Hills and our other facilities, new processes and equipment are qualified through a rigorous process to ensure production readiness.

    In addition to our process development focus for printed circuit board assembly and testing technologies, we have an ISO 9001 certified center for research and development in Valencia, Spain, which globally supports specific customer requirements. In Valencia, we have over 30 engineers who use state-of-the-art tools that can interface with customer design teams during the product design and development phase. We also work with selected universities and design firms to complement our services and provide a vehicle to continually upgrade our skills in this dynamic industry environment. As a result of these relationships, we have built strong design capabilities that can support customers with wireless technology requirements.

    For the three months ended ended April 2, 2000 and the years ended December 31, 1997, 1998 and 1999, we spent $0.5 million, $1.6 million, $2.5 million and $3.2 million, respectively, on research and development activities.

Governmental Regulation

    Our operations are subject to a variety of federal, state and local regulatory requirements relating to environmental compliance and site cleanups, waste management and health and safety matters. In particular, we are subject to regulations promulgated by:

    - the Occupational Safety and Health Administration, pertaining to health and safety in the workplace;

    - the Environmental Protection Agency, pertaining to the use, storage, discharge and disposal of hazardous chemicals used in the manufacturing processes; and

    - corresponding state agencies.

    To date the costs of compliance and workplace and environmental remediation have not been material to us. Nevertheless, additional or modified requirements may be imposed in the future. If such additional or modified requirements are imposed on us, or if conditions requiring remediation are found to exist, we may be required to incur substantial additional expenditures.

Legal Proceedings


    In October 1998, Lockheed Martin Corporation commenced an action in the Circuit Court for Montgomery County, Maryland, entitled LOCKHEED MARTIN CORPORATION V. DLJ MERCHANT BANKING II, INC., DLJ MERCHANT BANKING PARTNERS, DLJ MERCHANT BANKING, INC., DLJ MERCHANT BANKING PARTNERS, L.P., DLJ MERCHANT BANKING PARTNERS II, L.P. AND MANUFACTURERS' SERVICES LIMITED, Case No. 193819. The complaint alleges, among other things, that we breached an August 10, 1997 agreement to acquire a Lockheed subsidiary, Lockheed Martin Commercial Electronics Company, and that we also breached an implied obligation of good faith and fair dealing in exercising our contractual right to terminate the agreement. In addition, the complaint alleges that the named DLJ Entities breached their promise to finance the transaction. The complaint alleges that the purchase price for the acquisition, inclusive of real estate, was $140 million, subject to purchase price adjustments, and, subsequent to the alleged breach, Lockheed sold Lockheed Martin Commercial Electronics Company, exclusive of real estate, for $70 million. Proceedings and discovery to date have largely involved preliminary matters relating to jurisdiction and venue. There has been no discovery to date on issues relating to the merits of the complaint. We contend that a material adverse change in Lockheed Martin Commercial Electronics Company business allowed us to terminate the agreement. On May 24, 2000 we entered into a written settlement agreement with Lockheed. The settlement agreement contains reciprocal releases and covenants not to sue. On the date of execution of the settlement agreement, we paid Lockheed $1 million in cash. In addition, we executed two fully assignable promissory notes. One note has a principal amount of $2 million, does not bear interest and is due and payable on August 1, 2000. The second note has a principal amount of $2 million, is due and payable on August 1, 2001 and bears interest at a market rate, which will permit the note to be sold at full face value on August 1, 2000. If the second note is prepaid in full on or before August 1, 2000, no interest will be payable to Lockheed. The settlement agreement also requires Donaldson, Lufkin & Jenrette Securities Corporation to provide

Lockheed and its affiliates with investment banking and financial consulting services at a discount, with the maximum amount of the discount being $1 million.


    On July 22, 1999, we received written notice from legal counsel for the Lemelson Medical, Education & Research Foundation, Limited Partnership alleging that we are infringing specified patents held by the Lemelson Foundation Partnership and offering to license such patents to us. Based on our understanding of the terms that the Lemelson Foundation Partnership has made available to current licensees, we believe that we can obtain a license from them under the same or similar terms which would not have an adverse effect on our financial condition. We estimate the cost to acquire the rights to use this technology to be approximately $0.8 million.

    We are party to other lawsuits in the ordinary course of business. We do not believe that these other proceedings individually or in the aggregate will have a material adverse effect on our financial position, results of operations and cash flows.

Employees

    As of April 2, 2000, we had approximately 3,305 full-time employees, including 2,328 in production and quality, 326 in engineering, research and development, 330 in procurement and materials management, 64 in information systems, 52 in program management, 16 in sales and marketing and 189 in executive and administrative functions. Given the variability in our business and the quick response time required by our customers, it is critical that we be able to quickly ramp-up and ramp-down our production to maximize efficiency. Therefore, we use skilled temporary labor as required.

    None of our employees are represented by a labor union or covered by a collective bargaining agreement other than non-management employees in Spain and Ireland. We consider our employee relations to be good, and we have not experienced any significant problems with non-management employees in Spain and Ireland.

Facilities

    Our principal executive offices are located in Concord, Massachusetts. We also have product design and manufacturing facilities in the United States, Spain, Ireland, Singapore and Malaysia. Information about these facilities is set forth below:

                                                            Approximate
Location                              Principal Function    Square Feet    Leased/Owned
--------                             --------------------   -----------   ---------------
Concord, Massachusetts.............      Headquarters          16,765         Leased

Arden Hills, Minnesota.............     Manufacturing         154,000         Leased

Charlotte, North Carolina..........     Manufacturing         273,500         Leased

Newark, California.................     Administrative          2,760         Leased

Salt Lake City, Utah...............     Manufacturing         150,000          Owned

Westford, Massachusetts............         Design              6,000         Leased

Athlone, Ireland...................     Manufacturing          55,000         Leased

Valencia, Spain....................  Manufacturing/Design     518,000     Leased/Owned(a)

Johor Bahru, Malaysia..............     Manufacturing          46,000         Leased

Singapore..........................     Manufacturing          52,225         Leased

--------------------------

(a) We own approximately 418,000 square feet of manufacturing and logistics space and lease approximately 100,000 square feet of warehouse space.

    In addition, we lease office space in Tokyo, Japan, to provide customer support and administrative services. Leases for our facilities expire between April 2001 and April 2017. We currently expect to be able to extend the terms of expiring leases or to find suitable replacement facilities on reasonable terms. We believe that our facilities are well-maintained and suitable for their respective operations. We anticipate that as our business grows we will need to obtain additional facilities through acquisitions, leases or new construction. We may encounter unforseen difficulties, costs or delays in expanding our facilities.

                                   MANAGEMENT

Directors and Executive Officers

    The following table sets forth information with respect to our directors and executive officers:

Name                               Age                          Office
----                             --------   ----------------------------------------------
Kevin C. Melia.................     52      Chairman, Chief Executive Officer and Director
Robert E. Donahue..............     51      President, Chief Financial Officer and
                                            Director
Rodolfo Archbold...............     46      Executive Vice President and Chief Technology
                                            Officer
Albert A. Notini...............     43      Executive Vice President, Business Development
                                            and General Counsel
James N. Poor..................     56      Executive Vice President, Human Resources
Thompson Dean..................     42      Director
Karl Wyss......................     60      Director
George W. Chamillard...........     61      Director
John F. Fort, III..............     58      Director
William J. Weyand..............     55      Director

    We anticipate that one additional director who is not affiliated with us or our principal shareholders, will be elected to our board of directors following completion of this offering.

    Kevin C. Melia, a founder of MSL, has been a director and our Chairman and Chief Executive Officer since December 1994. From December 1994 to
February 1999, he also served as President. Prior to joining us, Mr. Melia was acting President of Sun Microsystems Computer Corporation from 1992 to 1994. Mr. Melia also served as Chief Financial Officer of Sun Microsystems Computer Corporation from 1991 to 1994. Mr. Melia currently serves as a director of Iona Technologies Plc and Horizon Technologies.

    Robert E. Donahue has served as our President since February 1999 and as Chief Financial Officer and a director since April 2000. Mr. Donahue joined us in August 1997 as Chief Financial Officer and served in that capacity until his promotion to President. Prior to joining us, Mr. Donahue served as Chief Financial Officer of Stratus Computer, Inc. from 1990 to August 1997. Along with his responsibilities as Chief Financial Officer, Mr. Donahue also served as Chief Executive Officer of S2, a subsidiary of Stratus Computer, Inc., from December 1995 to August 1997.

    Rodolfo Archbold has served as our Executive Vice President and Chief Technology Officer since July 1997. Prior to assuming his current position, Mr. Archbold served as our Vice President of Technology from October 1995 to July 1997. Before joining us, Mr. Archbold served as Group Manager, Manufacturing for Digital Equipment Corporation from February 1992 to September 1995.


    Albert A. Notini has served as our Executive Vice President, Business Development and General Counsel since May 2000. Prior to joining us, Mr. Notini was the Executive Vice President, Corporate Development and Administration and General Counsel of Wang Global, a worldwide provider of network services, from January 1999 to June 1999. Wang Global was acquired by Getronics NV in June of 1999 and Mr. Notini served as Executive Vice President of Getronics until February, 2000. Mr. Notini joined Wang Global in February 1994 as a Senior Vice President. Prior to joining Wang Global, Mr. Notini was a Senior Partner at the Boston law firm of Hale & Dorr LLP. Mr. Notini currently serves as a director of ePresence, Inc., an Internet services company.

    James N. Poor has served as our Executive Vice President, Human Resources since March 1998. Prior to that he was the Director of Human Resources, Worldwide Sales and Manufacturing for Stratus Computer, Inc. beginning in 1985.

    Thompson Dean has been a director since January 1995. Mr. Dean has been a Managing Director of DLJ Merchant Banking, Inc. since 1991. He currently serves as Chairman of the Board of Von Hoffmann Press, Inc., Arcade Holding Corp. and DeCrane Aircraft Holdings, Inc. and as a director of Formica Corp., Insilco Holding Co., Phase Metrics, Inc., Mueller Holdings (N.A.), Inc., Amatek Ltd. and Charles River Laboratories, Inc.

    Karl Wyss has been a director since September 1997. Mr. Wyss has been a Managing Director of DLJ Merchant Banking, Inc. since 1993. Mr. Wyss is a director of Brand Scaffold Services, Inc., CommVault Systems, Inc., Localiza Rent A Car S.A., Mallory S.A. and Von Hoffmann Press, Inc.

    George W. Chamillard has been a director since May 2000. Mr. Chamillard has served as Chief Executive Officer of Teradyne, Inc. since May 1997 and as President and a director of Teradyne, Inc. since January 1996. Mr. Chamillard served as Chief Operating Officer of Teradyne, Inc. from 1996 until May 1997 and as Executive Vice President from January 1994 until January 1996. Prior to that time, Mr. Chamillard served as a Vice President of Teradyne, Inc.


    John F. Fort, III has been a director since November 1998. Mr. Fort retired from his position as the Chairman of the Board of Tyco International Ltd. in January 1993. He is currently a director of Tyco International Ltd., Insilco Corporation, Roper Industries and Thermadyne Holdings. Mr. Fort also serves as a consultant to Roper Industries and Thermadyne Holdings.


    William J. Weyand has been a director since April 2000. Mr. Weyand has served as President and Chief Executive Officer of Structural Dynamics Research Corporation since June 1997 and was appointed Chairman of the Board in February 1998, in addition to his previous responsibilities. Prior to joining Structural Dynamics Research Corporation, Mr. Weyand served as Executive Vice President of Measurex Corporation. Mr. Weyand currently serves as a director of the University of Maine and has served on the boards of Western Michigan University and the Georgia Tech Institute of Paper Science Technology. He is also a past Chairman of the Paper Industry Management Association.

    Each director is elected and serves until his successor is duly elected and qualified or until the earlier of his death, disability, retirement, resignation or removal. All members of the board of directors set forth herein were elected pursuant to a stockholders agreement that was entered into in connection with an investment in us by entities affiliated with Donaldson, Lufkin & Jenrette, Inc. in January 1995, and later amended in connection with our sale of senior preferred stock to similarly affiliated entities in November 1999. See "Relationships and Transactions with Related Parties--Stockholders Agreement." There are no family relationships between any of our directors or executive officers. Our executive officers are elected by, and serve at the discretion of, our board of directors.


    The number of directors is fixed at nine, and we currently have seven directors serving. Prior to the completion of this offering, our board will be divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each annual meeting of our stockholders. Our board of directors will consist of Class I directors, whose term of office will continue until the 2001 annual meeting of our stockholders, Class II directors, whose term of office will continue until the 2002 annual meeting of our stockholders, and Class III directors, whose term of office will continue until the 2003 annual meeting of our stockholders. At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successors are elected and qualified.


Director Compensation


    Our directors, other than Messrs. Chamillard, Fort and Weyand, are not paid fees for serving on our board. Directors are reimbursed for their out-of-pocket expenses incurred in connection with their attendance at our board meetings. Messrs. Chamillard, Fort and Weyand each receive $5,000 for every board meeting they attend. In December 1998, we granted Mr. Fort options to purchase 12,500 shares of our common stock at an exercise price of $4.80 per share. In April 2000, we granted Mr. Weyand options to purchase 12,500 shares of our common stock at an exercise price of $12.28 per share. In May 2000, we granted
Mr. Chamillard options to purchase 12,500 shares of our common stock at an exercise price of $18.00 per share. These options vest over three years and will become fully vested upon a change of control of MSL. Following this offering, directors who are not our employees or who are not otherwise affiliated with us or our principal stockholders will receive compensation that is commensurate with arrangements offered to directors of companies that are similar to us. Compensation arrangements for independent directors established by our board could be in the form of cash payments and/or option grants under our 2000 Non-Employee Director Stock Option Plan.


Committees of the Board of Directors

    Our board of directors has an audit committee and a compensation committee and may also establish other committees to assist in the discharge of its responsibilities.


    The audit committee makes recommendations to our board of directors regarding the independent auditor to be nominated for election by the stockholders and reviews the independence of such auditor, approves the scope of the annual audit activities of the independent auditor, approves the audit fee payable to the independent auditor and reviews such audit results with the independent auditor. The audit committee is currently comprised of Messrs. Fort and Chamillard. We anticipate that within twelve months of this offering, our audit committee will be comprised of three directors who are not otherwise affiliated with us or any of our principal stockholders. PricewaterhouseCoopers LLP presently serves as our independent auditor.



    The duties of the compensation committee are to provide a general review of our compensation and benefit plans to ensure that they meet corporate objectives. In addition, the compensation committee reviews the chief executive officer's recommendations on the compensation of all of our officers as well as adoption of and changes to our major compensation policies and practices, and reports its recommendations to our board of directors for approval and authorization. The compensation committee also administers our stock plans. The compensation committee is currently comprised of Messrs. Fort and Weyand and, following this offering, is expected to continue to be comprised solely of two or more non-employee directors (as defined in Rule 16b-3 under the Securities Exchange Act of 1934).


Compensation of Executive Officers

    The following table sets forth information concerning the compensation for the year ended December 31, 1999 for our Chief Executive Officer and our four other most highly compensated executive officers at the end of our last fiscal year. For ease of reference, we collectively refer to these executive officers throughout this section as our "named executive officers."

                           Summary Compensation Table

                                                                        Long-Term
                                                                       Compensation
                                                                          Awards
                                       Annual Compensation             ------------
                              --------------------------------------    Securities
Name and Principal Position                           Other Annual      Underlying       All Other
---------------------------    Salary     Bonus     Compensation (1)   Options (#)    Compensation (2)
Kevin C. Melia, Chairman and
  Chief Executive Officer...  $350,000   $302,944        $1,920               --          $ 9,929

Robert E. Donahue, President
  and Chief Financial
  Officer...................   272,116    171,241         1,920          112,500           13,427

Rodolfo Archbold, Executive
  Vice President and Chief
  Technology Officer........   169,327     83,801         1,908            6,250            4,107

Dale R. Johnson, former
  Executive Vice President,
  General Counsel and
  Secretary(3)..............   190,000    127,512         1,108            6,250            8,830

James N. Poor, Executive
  Vice
  President, Human
  Resources.................   138,077     68,504           864           10,000            2,138

--------------------------

(1) Represents amount of matching contribution by us under our 401(k) plan.

(2) Represents insurance premiums that we paid for term life insurance and long-term disability policies on behalf of the named executive officer.

(3) Mr. Johnson resigned from MSL in April 2000.

Option Grants in Last Fiscal Year

    The following table sets forth information regarding stock options granted by us to our named executive officers during our last fiscal year. Stock options are generally granted at 100% of the fair market value of our common stock as determined by our board of directors on the date of grant. In reaching the determination of fair market value at the time of each grant, our board of directors considers a range of factors, including our current financial position, recent revenues, results of operations and cash flows, assessment of our competitive position in our markets and prospects for the future, the status of our manufacturing capabilities and marketing efforts, current valuations for comparable companies and the illiquidity of any investment in our common stock.

                          Option Grants in Fiscal 1999

                                                  Individual Grants
                                  -------------------------------------------------
                                                Percent of                             Potential Realizable
                                                  Total                                  Value at Assumed
                                   Number of     Options                               Annual Rates of Stock
                                  Securities    Granted to                            Price Appreciation for
                                  Underlying    Employees    Exercise                     Option Term (1)
Name                                Options     in Fiscal    Price Per   Expiration   -----------------------
----                              Granted (#)      1999        Share        Date          5%          10%
Kevin C. Melia..................         --          --           --            --           --           --

Robert E. Donahue...............    112,500        17.8%       $4.80      2/1/2009     $339,603     $860,621

Rodolfo Archbold................      1,250         0.2         4.80      1/1/2009        3,773        9,562
                                      5,000         0.8         4.80      8/1/2009       15,093       38,250

Dale R. Johnson(2)..............      6,250         1.0         4.80      1/1/2009       18,867       47,812

James N. Poor...................      5,000         0.8         4.80      1/1/2009       15,093       38,250
                                      5,000         0.8         4.80     10/1/2009       15,093       38,250

------------------------

(1) The amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock, the optionholder's continued employment through the option period and the date on which the options are exercised.

(2) Mr. Johnson resigned from MSL in April 2000. All unvested options were forfeited upon his resignation.

Option Exercises During Fiscal Year 1999 and Fiscal Year-End Option Values

    The following table sets forth information for the named executive officers concerning stock option exercises during the year ended December 31, 1999 and options outstanding at the end of our last fiscal year.

                   Aggregated Option Exercises in Fiscal 1999
                       and Fiscal Year-End Options Values

                             Shares                        Number of Securities          Value of Unexercised
                           Acquired On      Value         Underlying Unexercised         In-The-Money Options
                            Exercise     Realized (1)   Options At Fiscal Year-End        At Fiscal Year-End
Name                       -----------   ------------   ---------------------------   ---------------------------
----                                                    Exercisable   Unexercisable   Exercisable   Unexercisable
Kevin C. Melia...........    213,709       $357,967       196,791        296,875       $465,057      $1,293,750

Robert E. Donahue........     26,852         20,000        69,792        153,357        542,042       1,187,108

Rodolfo Archbold.........         --             --        15,980         22,769         57,466         109,344

Dale R. Johnson(2).......         --             --        25,594         14,406        174,031          77,649

James N. Poor............         --             --         6,531         19,719         53,451         155,899

------------------------

(1) Value is based on the difference between the option exercise price and the fair market value at the date of exercise.

(2) Mr. Johnson resigned from MSL in April 2000. All unvested options were forfeited upon his resignation.

Employment Agreements

    On January 20, 1995, we entered into an employment agreement with Kevin C. Melia for an initial term of three years, after which the term was and will continue to be automatically extended until terminated by either party upon three months' prior written notice. The agreement provides that Mr. Melia will serve as our Chief Executive Officer and will also serve on our board of directors as Chairman. Under the agreement, we will pay Mr. Melia a base salary of up to $350,000 plus annual bonuses based upon financial performance. The agreement specifies that if we terminate Mr. Melia for cause (as defined therein), all of Mr. Melia's options will terminate and we will have the right to purchase all of Mr. Melia's shares of our common stock at the lesser of fair market value or the initial cost of those shares. If we terminate Mr. Melia without cause or if Mr. Melia terminates the agreement for good reason (including if Mr. Melia terminates the agreement due to a change in control of MSL), Mr. Melia will receive the sum of one year's base salary calculated at the level of his base salary at the time of termination and an amount equal to his previous year's bonus. In addition, Mr. Melia would be entitled to sell his shares of our common stock to us at fair market value. If Mr. Melia terminates the agreement for any other reason (other than death or disability), we will have the right to purchase his shares of our common stock at fair market value.

    The agreement also provides that during any period that Mr. Melia is entitled to receive any severance payments, he will not enter into competitive endeavors and will not undertake any commercial activity that is contrary to our best interest or that of our affiliates, including accepting employment or acquiring an interest in any entity (other than up to 2% of any publicly traded company) that derives more than 10% of its profits, revenues or earnings from electronic contract manufacturing. In addition, the agreement requires
Mr. Melia to refrain from soliciting or hiring our employees for two years following his termination.

    We have also entered into employment letter agreements with Robert E. Donahue, Rodolfo Archbold, Dale R. Johnson and James N. Poor. These agreements provide that in addition to their base salaries and initial option grants, these individuals will receive annual bonuses based on their personal performance and our financial performance. These individuals' employment is on an at-will basis. However, each of Mr. Donahue's and Mr. Poor's employment letter agreements, and Mr. Johnson's severance letter, provide that if he is terminated for any reason other than cause, death or disability, as defined therein, he will receive the sum of one year's base salary, calculated at the level of his base salary at the time of termination, and an amount equal to his previous year's bonus, provided that the total amount payable shall not exceed two times his base salary for the year of termination. In connection with their employment letter agreements, Messrs. Donahue, Johnson and Poor also signed agreements which prohibit them from competing with us or soliciting employees to compete with us for one year following their termination.

2000 Cash Incentive Compensation Plan

    We have established a Cash Incentive Compensation Plan for 2000 for executives and key employees. Cash bonuses are paid under the plan based on the achievement of corporate and site profitability objectives as well as personal performance goals set at the beginning of the year. The target range of bonus is between 5% and 100% of base compensation and payout is on a sliding scale based on the level of achievement. Designated senior executives may achieve bonus payments greater than their target if they exceed the specified profitability and performance objectives.

Stock Plans

SECOND AMENDED AND RESTATED NON-QUALIFIED STOCK OPTION PLAN

    Our board of directors adopted a non-qualified stock option plan on December 5, 1996, which was amended and restated on February 26, 1998 and again on January 1, 1999. The stock option plan authorizes the granting of stock options to our current and future employees, directors, consultants and contractors and those of our subsidiaries. Under the stock option plan, our board is authorized to sell or otherwise issue up to an aggregate of 3,000,000 shares of common stock, in quantity, price and terms subject to the conditions established by our board. These shares include shares of common stock with respect to which options may be granted, subject to adjustment upon the occurrence of specified events to prevent any dilution or expansion of the rights of participants that might otherwise result from the occurrence of such events.

    As of April 2, 2000, options to purchase an aggregate of 2,521,703 shares of common stock, portions of which are still subject to vesting, with exercise prices ranging from $4.00 to $20.00 per share, were outstanding. Such options will vest and become exercisable in accordance with their terms. In the event that an employee is terminated without cause, unvested time vesting options granted prior to January 1, 1997, will continue to vest and remain exercisable for six months following the vesting of such options, and all other unvested options will terminate immediately. In the case of options granted on or after January 1, 1997, all unvested options will terminate immediately. Vested but unexercised options will terminate immediately if the optionee is terminated for cause or, after six months, if the optionee is terminated without cause. All of the options granted have an exercise price equal to the fair market value of our common stock on the date of grant as determined by our board of directors.

2000 EQUITY INCENTIVE PLAN

    The 2000 Equity Incentive Plan, or the 2000 Plan, was adopted by our board of directors and approved by our stockholders in connection with the completion of this offering. As of April 2, 2000, options to purchase 723,400 shares have been awarded under the 2000 Plan. Following the effectiveness of the 2000 Plan, no grants have been or will be made under our non-qualified stock option plan.

    The 2000 Plan provides for the grant of incentive stock options to our employees (including officers and employee directors) and for the grant of nonstatutory stock options to our employees, directors and consultants. The number of shares to be reserved for issuance under the 2000 Plan includes: (1) 2,668,750 shares of common stock, (2) any shares returned to the 2000 Plan as a result of termination of options and (3) annual increases to be added on the date of each annual meeting of our stockholders, commencing with the 2000 annual meeting, equal to 1.0% of the outstanding shares of our common stock on that date or such lesser amount as may be determined by our board of directors. Our board of directors, or a committee appointed by our board of directors, administers our 2000 Plan and has the power to determine the terms of each option granted, including the exercise price of the option, the time at which each option will vest, the number of shares subject to each option, the exercisability thereof and the form of consideration payable upon such exercise. In addition, our board of directors has the authority to amend, suspend or terminate the 2000 Plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the 2000 Plan.

    Options granted under the 2000 Plan are generally not transferable by the optionee, and each option is exercisable during the lifetime of the optionee. Options granted under the 2000 Plan must generally be exercised within 3 months after the end of an optionee's status as our employee, director or consultant, or within 12 months after that optionee's death, but in no event later than the expiration of the option term.

    The exercise price of all incentive stock options granted under the 2000 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options granted under the 2000 Plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock representing more than 10% of the total combined voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option grant must be at least equal to 110% of the fair market value on the grant date, and the term of such incentive stock option must not exceed five years. The term of all other incentive stock options granted under the 2000 Plan may not exceed ten years.

    The 2000 Plan provides that in the event we merge with or into another corporation or sell substantially all of our assets, each option shall be assumed, or an equivalent option substituted for, by the successor corporation. If the outstanding options are not assumed, or substituted for, by the successor corporation, all outstanding options shall vest and become exercisable immediately prior to such a transaction and, unless otherwise determined by the administrator, shall represent the right to receive the consideration to be paid in such transaction for each share of our common stock, less the applicable exercise price. All of these options will terminate upon the consummation of a merger or sale of assets.

2000 EMPLOYEE STOCK PURCHASE PLAN

    The 2000 Employee Stock Purchase Plan, or the stock purchase plan, was adopted by our board of directors and approved by our stockholders in connection with the completion of this offering. The stock purchase plan will be established to give eligible employees the opportunity to use voluntary, systematic payroll deductions, up to 10% of each eligible employee's cash compensation, to purchase shares of our common stock at a discounted price. We believe that ownership of stock by our employees will foster greater employee interest in our success, growth and development.

    Subject to restrictions, each of our employees is eligible to participate in the stock purchase plan if he or she has been employed by us for more than six months and is employed for more than 20 hours per week. Our board of directors, in its sole discretion, may waive any or all of the six-month waiting period. An employee who owns or is deemed to own shares of stock representing 5% or more of the combined voting power or value of all classes of our stock will not be eligible to participate in the stock purchase plan. We have reserved 750,000 shares of common stock for issuance in connection with the stock purchase plan. Elections to participate will be made on a semi-annual basis. Each participating employee contributes to the stock purchase plan by choosing a payroll deduction in any specified amount up to a maximum of 10% of his or her cash compensation. Participating employees may increase or decrease the amount of their payroll deduction, including a change to a zero deduction, semi-annually, beginning
July 1, 2000. Elected contributions will be credited to participants' accounts semi-annually, beginning December 31, 2000. Every year, each eligible employee will be permitted to purchase shares of our common stock with a maximum fair market value of $25,000.

    Set forth below is a summary of how the stock purchase plan will operate:

    - Each participating employee's contributions will be used to purchase shares for the employee's share account after the last day of each semi-annual period and such participating employee will receive a certificate evidencing such shares.

    - The cost per share is 85% of the lower of the closing price of our common stock on the New York Stock Exchange on the first or the last day of the semi-annual period.

    - The number of shares purchased on each employee's behalf and deposited in his/her share account is based on the amount accumulated in that participant's cash account and the purchase price for shares with respect to any semi-annual period.

    - Shares purchased under the stock purchase plan carry full rights to receive dividends declared from time to time.

    - Share distributions and share splits will be credited to the participating employee's share account as of the record date and effective date, respectively.

    Subject to applicable federal securities and tax laws, our board of directors has the right to amend, suspend or terminate the stock purchase plan. Amendments to the stock purchase plan will not affect a participating employee's right to the benefit of contributions made prior to the date of any such amendment. In the event our stock purchase plan is terminated, our board of directors may immediately cancel the stock purchase plan and distribute all amounts held in each participating employee's account or continue the stock purchase plan until the end of the current semi-annual period or such earlier date as our board of directors may specify.


2000 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN



    The 2000 Non-Employee Director Stock Option Plan, or the director option plan, will be adopted and approved by our board of directors and stockholders prior to the consummation of this offering. The director option plan will be established to encourage stock ownership by our directors and to provide those individuals with an additional incentive to manage MSL in the shareholders' best interests and to provide a form of compensation that will attract and retain highly qualified individuals as members of our board. The director option plan will provide for the granting of options to non-employee directors, as defined therein. The compensation committee or the full board will be authorized under the director option plan to make discretionary grants of options and determine the terms and conditions of such options. In addition, the director option plan will provide for an initial one-time grant of options to purchase 12,500 shares of our common stock to each non-employee director who has not previously received an initial grant of options and who is serving as a member of our board upon adoption and approval of the director option plan or to any new non-employee director upon being elected to our board. The director option plan will also provide for annual option grants upon each anniversary of such director's election, which awards will be granted at our next annual meeting of stockholders following such anniversary. The director option plan requires that the exercise price of each option granted under the plan must equal 100% of the fair market value of our common stock on the date the option is granted. The initial one-time grants will vest in three equal installments commencing on the first anniversary of the grant date. Nothing contained in the director option plan or any agreement to be executed pursuant to the director option plan will obligate MSL, our board of directors or our stockholders to retain an optionee as a director of MSL.



Compensation Committee Interlocks and Insider Participation



    Prior to May 2000, the compensation committee was comprised of Messrs. Dean, Melia and Wyss. Messrs. Dean and Wyss are each Managing Directors of DLJ Merchant Banking, Inc. Mr. Melia is our Chairman of the Board and Chief Executive Officer. Compensation for Mr. Melia for the year ended December 31, 1999 was established pursuant to the terms of his employment agreement with us. The compensation committee is currently comprised of Messrs. Fort and Weyand, who are each independent directors.

              RELATIONSHIPS AND TRANSACTIONS WITH RELATED PARTIES

Stockholders Agreement

    The stockholders agreement dated January 20, 1995, as amended, by and among DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners, C.V., DLJ Merchant Banking Funding, Inc., DLJ ESC II L.P., DLJ First ESC, L.P., DLJ Investment Partners II, L.P., DLJ Investment Funding II, Inc. and DLJ Investment Partners, L.P. (collectively, the "DLJ Entities"), specified trusts, Kevin C. Melia, Robert J. Graham, Julie Kent, some of our other stockholders and MSL, restricts transfers of our common stock by non-DLJ Entities. Under the stockholders agreement, DLJ Merchant Banking Partners, L.P. has the right to appoint a majority of the members of our board of directors and, while shares of our senior preferred stock are held by any of the DLJ Entities, DLJ Investment Partners, II, L.P. has the right to elect one member of our board of directors. Under the terms of the stockholders agreement, we have agreed to use our best efforts to retire the outstanding senior preferred stock with the proceeds of this offering. The stockholders agreement requires the non-DLJ Entities to sell their shares of our common stock, in some circumstances, should the DLJ Entities choose to sell 100% of their shares. In addition, subject to limitations, the stockholders agreement provides all stockholders with demand and piggyback registration rights and contains indemnification provisions relating to registration statements.

    Under the stockholders agreement, the DLJ Entities, Kevin C. Melia and Robert J. Graham have the exclusive right to invest additional equity in us at a price per share equal to $4.00, should we require such investment in order to acquire additional contract manufacturing facilities. We expect to amend the stockholders agreement prior to this offering to remove this provision from the agreement. Further, under the stockholders agreement, we were required to pay Donaldson, Lufkin & Jenrette Securities Corporation an annual management fee equal to $200,000 plus expenses. As of January 20, 2000, we were no longer obligated to pay this fee or related expenses.

Interests of Donaldson, Lufkin & Jenrette, Inc. and its Affiliates

    The DLJ Entities, Donaldson, Lufkin & Jenrette Securities Corporation and DLJ Capital Funding, Inc. are affiliates of Donaldson, Lufkin & Jenrette, Inc. In addition, Thompson Dean and Karl Wyss are Managing Directors of DLJ Merchant Banking, Inc. Both of these individuals are members of our board of directors. DLJ Capital Funding, Inc. acted as syndication agent and lender under our bank credit facility, for which it will receive its pro rata share of any repayment of amounts outstanding under our bank credit facility from the proceeds of this offering. In addition, Donaldson, Lufkin & Jenrette Securities Corporation acted as arranger under our bank credit facility, for which it received customary fees and expenses and is acting as lead underwriter in this offering. Following this offering, the DLJ Entities will own approximately 57.5% of our outstanding common stock. However, a provision in our charter documents provides that some of these entities may not vote approximately 26% of the shares held by the DLJ Entities until they and we comply with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Since 1995, Donaldson, Lufkin & Jenrette, Inc. and its affiliates have received fees in the aggregate amount of approximately $7.8 million under the stockholders agreement and our bank credit facility.

    Additionally, affiliates of Donaldson, Lufkin & Jenrette, Inc. currently hold approximately 75% of our outstanding senior preferred stock that we issued in connection with the acquisition of selected inventory, manufacturing assets and other intangibles in Salt Lake City, Utah, from 3Com. The senior preferred stock was issued in November 1999 for cash consideration of $50.0 million. Approximately $57.0 million of the proceeds from this offering will be used to retire all of the outstanding senior preferred stock.

Indemnification Agreements

    In connection with this offering, we expect to enter into agreements to provide indemnification for our directors and executive officers in addition to the indemnification provided for in our Restated Certificate of Incorporation and By-laws.

Transactions with Executive Officers

    In January 2000, our board of directors approved the grant of 200,000 shares of our common stock to Mr. Melia.

Issuance of Warrants

    In connection with the issuance of our senior preferred stock, we issued warrants to purchase 1,160,542 shares of our common stock to the DLJ Entities purchasing our senior preferred stock, of which 222,730 were immediately exercisable and 937,812 were placed into escrow. These warrants have an exercise price of $4.80 per share and expire on November 26, 2006. On January 28, 2000, the DLJ Entities sold 500,000 shares of our senior preferred stock and warrants to purchase 290,136 shares of common stock, of which 55,683 were immediately exercisable and 234,453 are held in escrow, to Magnetite Asset Investors L.L.C. If shares of our senior preferred stock are still outstanding as of November 26, 2000, the warrants that are in escrow will be released to the holders of our senior preferred stock. Otherwise, the warrants will be returned to us and canceled. The warrants permit cashless exercise and contain anti-dilution protection in the case of a stock split, combination, reclassification or other changes to, or sales or issuances of, our common stock, including future issuances of options, warrants or convertible securities.

    On August 31, 1995, we issued warrants to purchase an aggregate of 128,008 shares of our common stock, with an exercise price equal to $4.00 per share, to Bank of America National Trust and Savings Association in connection with the execution of our prior credit agreement. These warrants do not expire. The warrants permit cashless exercise if a public market exists for our common stock and contain various anti-dilution protections. In addition, the shares obtained upon exercise of these warrants contain piggy-back registration rights and the right to participate in certain transfers as if the holder were a party to our stockholders agreement.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of our common stock as of April 2, 2000 and as adjusted to reflect the sale of the shares offered by us in this offering for:

    - each person who is known by us to own beneficially more than 5% of our outstanding shares of common stock;

    - each director and named executive officer; and

    - all directors and executive officers as a group.

    As of April 2, 2000, there were 19,947,770 shares of our common stock outstanding prior to giving effect to the shares to be sold in this offering. The number of shares to be sold by each of the selling stockholders is stated on the assumption that the underwriters exercise their over-allotment option in full. Unless otherwise indicated below, each entity or person listed below maintains a mailing address of c/o Manufacturers' Services Limited, 300 Baker Avenue, Suite 106, Concord, Massachusetts 01742.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable pursuant to options or warrants, to the extent those options or warrants are currently exercisable or convertible within 60 days of April 2, 2000, are treated as outstanding for purposes of computing the percentage of the person holding those securities but are not treated as outstanding for purposes of computing the percentage of any other person. Unless otherwise noted, to our knowledge, each person or group identified possesses sole voting and investment power with respect to the shares, subject to applicable community property laws. Beneficial ownership percentage is based on 19,947,770 shares of our common stock outstanding as of April 2, 2000 and 30,947,770 shares of our common stock outstanding after completion of this offering after giving effect to the issuance of 11,000,000 shares of our common stock in this offering.

                                                                Shares Beneficially                     Shares Beneficially
                                                                Owned Prior to the                        Owned After the
                                                                     Offering                                Offering
                                               -----------------------------------------------------   ---------------------
Name of Beneficial Owner                                  Number                     Percent             Number     Percent
Principal and Selling Stockholders:
The DLJ Entities(1)..........................                    17,875,382                    88.9%   17,875,382     57.5%
Magnetite Asset Investors L.L.C.(2)..........                        55,683                       *        55,683        *
Directors and Executive Officers:
Kevin C. Melia(3)............................                     1,075,168                     5.3     1,075,168      3.4
Robert E. Donahue(4).........................                       148,731                       *       148,731        *
Rodolfo Archbold(5)..........................                        30,137                       *        30,137        *
Albert A. Notini.............................                            --                      --            --       --
Dale R. Johnson(6)...........................                        32,438                       *        32,438        *
James N. Poor(7).............................                        13,875                       *        13,875        *
Thompson Dean(8).............................                    17,875,382                    88.9    17,875,382     57.5
Karl Wyss(8).................................                    17,875,382                    88.9    17,875,382     57.5
George W. Chamillard.........................                            --                      --            --       --
John F. Fort, III(9).........................                         4,167                       *         4,167        *
William Weyand...............................                            --                      --            --       --
All directors and executive officers
 as a group (11 persons)(10).................                    19,179,898                    93.4    19,179,898     60.8

--------------------------

* Indicates beneficial ownership of less than 1% of our issued and outstanding common stock.

(1) Includes 8,332,876, 3,341,993, 3,733,365, 216,459, 2,073,224 and 10,417
    shares of our common stock held by DLJ Merchant Banking Partners, L.P., DLJ Merchant Banking Funding, Inc., DLJ International Partners, C.V., DLJ Offshore Partners, C.V., DLJ First ESC, L.P. and DLJ ESC II, L.P., respectively, and warrants to purchase 94,929, 42,184, 15,584 and 14,351 shares of our common stock held by DLJ Investment Partners II, L.P., DLJ Investment Partners, L.P., DLJ Investment Funding II, Inc. and DLJ ESC II, L.P., respectively. The table does not include 852,415, 378,788, 145,266 and 123,531 shares of our senior preferred stock held by such persons on April 2, 2000, respectively, which will be retired using the proceeds of this offering. See "Use of Proceeds." Pursuant to the terms of our restated certificate of incorporation, DLJ Merchant Banking Partners, L.P., DLJ Merchant Banking Funding, Inc. and DLJ International Partners, C.V. may not vote 2,450,846, 973,215 and 1,098,049 shares of our common stock, respectively, owned by such persons until they and we comply with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The address of each such person is c/o Donaldson Lufkin &
    Jenrette, Inc., 277 Park Avenue, New York, New York 10172.

(2) The shares of common stock included in the table represent shares that can be acquired upon the exercise of outstanding warrants. The table does not include 500,000 shares of our senior preferred stock, which will be retired using the proceeds of this offering. See "Use of Proceeds."

(3) The shares of common stock included in the table include 281,250 shares that can be acquired upon the exercise of outstanding options.

(4) The shares of common stock included in the table include 71,879 shares that can be acquired upon the exercise of outstanding options.

(5) The shares of common stock included in the table include 25,450 shares that can be acquired upon the exercise of outstanding options.

(6) Mr. Johnson resigned from MSL in April 2000. The shares of common stock included in the table include 31,188 shares that can be acquired upon the exercise of outstanding options.

(7) The shares of common stock included in the table include 9,187 shares that can be acquired upon the exercise of outstanding options.

(8) Messrs. Dean and Wyss are each Managing Directors of DLJ Merchant
    Banking, Inc., the general partner of DLJ Merchant Banking Partners, L.P. and may be considered to have beneficial ownership of the DLJ Entities' interests in us. Each such person disclaims beneficial ownership of any shares in which he does not have a pecuniary interest. The address of each such person is c/o DLJ Merchant Banking, Inc., 277 Park Avenue, New York, New York 10172.

(9) The shares of common stock included in the table represent shares that can be acquired upon the exercise of outstanding options.

(10) Excluding the shares owned by the DLJ Entities attributed to Messrs. Dean and Wyss, our directors and executive officers as a group are deemed to own 1,304,516 shares of our common stock following this offering, assuming no exercise of the underwriters' over-allotment option, representing approximately 4.2% of our outstanding common stock.

Selling Stockholders

    Pursuant to the underwriting agreement, the underwriters have been granted an option to purchase up to an aggregate of 1,650,000 shares of our common stock from the selling stockholders for the purpose of covering over-allotments, if any. The selling stockholders, DLJ Merchant Banking Partners, L.P., DLJ Merchant Banking Funding, Inc., DLJ International Partners, C.V., DLJ Offshore Partners, C.V., DLJ First ESC, L.P. and DLJ ESC II, L.P., have granted an over-allotment option to the underwriters with respect to 776,428, 311,394, 347,862, 20,169, 193,176 and 971 shares of our common stock, respectively, and will own 7,556,448, 3,030,598, 3,385,503, 196,290, 1,880,048 and 9,447 shares of our common stock, respectively, if the over-allotment option is exercised in full.

                          DESCRIPTION OF INDEBTEDNESS

Bank Credit Facility


    On August 21, 1998, we entered into a bank credit facility, which agreement was amended on February 26, 1999 and further amended on November 23, 1999 (the "bank credit facility") with a syndicate of financial institutions led by Donaldson, Lufkin & Jenrette Securities Corporation, as arranger and syndication agent, and Bank of America, N.A. as administrative and collateral agent. Our bank credit facility provides for both a term loan facility and a revolving credit facility. Our term loan facility is for a total of $50.0 million and has a final maturity on July 31, 2004. On February 10, 2000, we amended our bank credit facility to provide for an additional $25.0 million term loan facility with a final maturity on July 31, 2004 and having the same terms as our $50.0 million term loan facility. At April 2, 2000, we had $74.2 million outstanding under our term loan facilities. Our revolving credit facility is for a total of $75.0 million and has a termination date of July 31, 2002. At
April 2, 2000, we had $64.1 million outstanding under our revolving credit facility.


    The interest rate on our revolving credit facility is, at our option, either:

    - 2.00% per annum plus the base rate, which is the higher of:

    -- the rate as publicly announced from time to time by Bank of America as its "reference rate", or

    --  the Federal Funds Effective Rate plus 0.50% per annum; or

    - the reserve-adjusted London Interbank Offered Rate (Adjusted LIBOR) plus 3.00% per annum.

The applicable margins for our bank credit facility will be subject to adjustment, +/-0.25%, based on the ratio of our consolidated total debt to consolidated EBITDA (as defined in our bank credit facility). At April 2, 2000, the interest rate on our revolving loans was between 9.13% and 11.00%. The interest rate on our term loan facility is, at our option, either:

    - the base rate plus 2.75% per annum; or

    - the sum of Adjusted LIBOR plus 3.75% per annum.

    At April 2, 2000, the interest rate on our term loan facilities was 9.94%.

    We are able to repay and reborrow on our revolving credit facility. Availability under our revolving credit facility is subject to a commitment fee which equals 0.50% per annum, subject to reduction to 0.45% per annum based upon our ratio of consolidated total debt to consolidated EBITDA, of the unused portion of our bank credit facility on the date of determination. Such fee is payable quarterly in arrears until termination of our revolving credit facility.

    We pay a letter of credit fee for the pro rata account of each lender in an amount equal to the dollar equivalent of the daily amount available to be drawn under letters of credit, if any are outstanding, at a per annum rate equal to 3.00%, +/- 0.25%, depending on the ratio of consolidated total debt to consolidated EBITDA. In addition, we pay a fronting fee equal to 0.25% of the daily amount available to be drawn down under any letters of credit.

    The term loans under our bank credit facility are subject to quarterly amortization payments over the life of our bank credit facility. In addition, if we fail to comply with leverage covenants under our bank credit facility, we would have to make partial repayments of our term loans and/or permanent reduction in our revolving credit facility commitment, subject to exceptions, with a portion of the:

    - net proceeds from a sale of assets;

    - net proceeds from an issuance of debt;

    - net proceeds from an issuance of equity securities; and

    - excess cash flow.

Once the term loans have been repaid under our bank credit facility, the term loans will not be permitted to be reborrowed. Issuance of new equity securities may require, depending upon the ratio of consolidated total debt to consolidated EBITDA, a prepayment of our outstanding debt obligations up to an amount equal to 50% of the proceeds of the new equity security offering.

    We and all of our present and future direct and indirect U.S. subsidiaries unconditionally guarantee payment under our bank credit facility. These guarantees are secured by a pledge of and a perfected security interest in all of the assets of such entities, including 100% of the stock of our subsidiaries. In addition, all of our foreign subsidiaries have guaranteed payment of the obligations of MSL Overseas Finance B.V. under our bank credit facility.

    Our bank credit facility contains customary covenants and restrictions on our ability and the ability of our subsidiaries to engage in some activities, including, but not limited to:

    - issuing new indebtedness;

    - creating liens;

    - incurring capital expenditures;

    - making investments;

    - declaring dividends, repurchasing or redeeming capital stock and prepaying subordinated debt;

    - entering into any merger, consolidation, acquisition, sale of assets or lease; and

    - entering into hedging transactions.

Our bank credit facility permits us to pay cash dividends of up to $7.0 million on or prior to December 1, 2000 on our senior preferred stock.

    Our bank credit facility also requires us and our subsidiaries to observe customary financial covenants, including, but not limited to:

    - a minimum interest coverage ratio,

    - a maximum leverage ratio;

    - a minimum consolidated EBITDA ratio;

    - a minimum consolidated net worth ratio;

    - maximum capital expenditures; and

    - maximum other indebtedness.

The availability of our revolving credit facility is further restricted based upon a monthly "borrowing base" which is calculated by reference to eligible receivables and inventory. Eligible receivables are generally limited to those not in dispute and less than 90 days old. Our inventory is restricted to a limited percentage of the total borrowing base.

    Our bank credit facility contains customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults on other indebtedness, events of bankruptcy and insolvency, ERISA defaults, judgment defaults, failure of any guaranty or security agreement supporting our bank credit facility to be in full force and effect and change in our control.

New Bank Credit Facility


    Based upon discussions with our principal lender under our existing bank credit facility, we expect to refinance our existing indebtedness under our existing bank credit facility upon consummation of this offering. We expect that the new bank credit facility will provide for borrowings of up to $150.0 million and have a final maturity in 2004. We anticipate that the new bank credit facility will be secured by substantially all of our assets and will generally contain less restrictive covenants, more favorable pricing terms and a lower interest rate than our existing bank credit facility. To date, no definitive agreement has been executed, and no assurance can be given that the new bank credit facility will be executed on these terms or entered into at all.

                          DESCRIPTION OF CAPITAL STOCK

General Matters

    Upon completion of this offering, the total amount of our authorized capital stock will consist of 150,000,000 shares of common stock, 2,000,000 shares of senior preferred stock due 2006 and 3,000,000 shares of one or more additional series of preferred stock. As of April 2, 2000, we had outstanding 19,947,770 shares of common stock and 2,000,000 shares of senior preferred stock.

    After giving effect to this offering, we will have 30,947,770 shares of common stock and no other shares of any series of preferred stock outstanding. As of April 2, 2000, we had 97 stockholders of record with respect to our common stock and outstanding options to purchase 2,521,703 shares of our common stock, of which 889,929 shares were exercisable. The following summarizes the material provisions of our capital stock.

    Our restated certificate and by-laws will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in our control unless such takeover or change in control is approved by our board of directors. These provisions include a classified board of directors, elimination of stockholder action by written consents, elimination of the ability of stockholders to call special meetings, advance notice procedures for stockholder proposals and supermajority vote requirements for amendments to our certificate of incorporation and by-laws.

Common Stock

    The issued and outstanding shares of common stock are, and the shares of common stock to be issued by us in connection with the offering will be, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any series of preferred stock, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as our board of directors may from time to time determine. See "Dividend Policy." Our shares of common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding up of MSL, the holders of our common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Except as otherwise required by law or the restated certificate, the holders of our common stock vote together as a single class on all matters submitted to a vote of stockholders.

    Our common stock has been authorized for listing on the New York Stock Exchange under the symbol "MSV."

Warrants

    In connection with the issuance of our senior preferred stock, we issued warrants to purchase 1,160,542 shares of our common stock to some of the DLJ Entities, of which 222,730 were immediately exercisable and 937,812 were placed into escrow. On January 28, 2000, the DLJ

Entities sold 500,000 shares of our senior preferred stock and warrants to purchase 290,136 shares of our common stock, of which 55,683 were immediately exercisable and 234,453 are held in escrow, to Magnetite Asset Investors L.L.C. These warrants have an exercise price of $4.80 per share and expire on November 26, 2006. If shares of our senior preferred stock are still outstanding as of November 26, 2000, the warrants that are in escrow will be released to the holders of our senior preferred stock. Otherwise, the warrants will be returned to us and canceled. The warrants permit cashless exercise and contain anti-dilution protection in the case of a stock split, combination, reclassification or other changes to, or sales or issuances of, our common stock, including future issuances of options, warrants or convertible securities.

    On August 31, 1995, we issued warrants to purchase an aggregate of 128,008 shares of our common stock with an exercise price equal to $4.00 per share to Bank of America National Trust and Savings Association in connection with the execution of our prior credit agreement. These warrants do not expire. The warrants permit cashless exercise if a public market exists for our common stock and contain various anti-dilution protections. In addition, the shares obtained upon exercise of these warrants contain piggy-back registration rights and the right to participate in certain transfers as if the holder were a party to our stockholders agreement.

Senior Preferred Stock Due 2006

    On November 26, 1999, we issued 2,000,000 shares of senior preferred stock due 2006 at $25.00 per share to some of the DLJ Entities. On January 28, 2000, the DLJ Entities sold 500,000 shares of our senior preferred stock to Magnetite Asset Investors L.L.C., at cost plus accrued and unpaid dividends. The holders of our senior preferred stock are entitled to cumulative dividends at a rate of 14% per annum, payable quarterly in cash, through November 26, 2000 and, thereafter, at a rate of 15% per annum, payable in cash at the mandatorily redeemable date or in additional shares of senior preferred stock. In the event that we fail to redeem our senior preferred stock upon a change of control of MSL, or if we have not redeemed our senior preferred stock by November 26, 2006, the dividend rate will increase by 0.5% per quarter, up to a maximum dividend rate of 25% per annum.

    So long as any shares of our senior preferred stock are outstanding, we cannot pay cash dividends on our common stock, nor may we redeem, purchase or otherwise acquire our common stock, except in connection with an employee incentive or benefit plan. In addition, so long as any shares of our senior preferred stock are outstanding, dividends on other shares of preferred stock must be paid ratably in proportion to the respective amounts of dividends accumulated and unpaid.

    If we fail to satisfy our obligations under the terms of our senior preferred stock relating to payment of dividends and redemption obligations and for so long as this failure continues, the holders of our senior preferred stock will have the right to elect two additional directors to our board of directors. In connection with the sale by the DLJ Entities of 500,000 shares of our senior preferred stock to Magnetite Asset Investors L.L.C., Magnetite was given the right to nominate one of these additional directors.

    In the event of any liquidation, dissolution or winding up of MSL, the holders of our senior preferred stock shall be entitled to receive an amount equal to $25.00 plus the value of all accrued and unpaid cash and in-kind dividends. Until November 26, 2000, we may redeem all of our senior preferred stock at 114% of its liquidation value, or $57.0 million. Thereafter, we may redeem the shares at 115% of liquidation value. All redemptions of our senior preferred stock shall include accrued and unpaid dividends payable thereon. We intend to retire all of the outstanding shares of our senior preferred stock with the proceeds from this offering. See "Use of Proceeds."

Other Preferred Stock

    Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of MSL before any payment is made to the holders of shares of our common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock. Following this offering and the application of the net proceeds therefrom, as described under "Use of Proceeds," there will be no shares of preferred stock outstanding.

    We have no current intention to issue any of our unissued, authorized shares of preferred stock. However, the issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of our common stock.

Registration Rights

    Pursuant to the stockholders agreement, in the event we propose to file a registration statement under the Securities Act with respect to an offering by us for our own account or the account of another person, or both, some of our stockholders, including the DLJ Entities, will be entitled to include shares held by them in a registration, subject to the right of the managing underwriter of the offering to exclude some or all of the shares from the registration if and to the extent the inclusion of the shares would adversely affect the marketing of the shares to be sold by us. The agreement also provides that, following the closing of our initial public offering of common stock, some of our stockholders, including the DLJ Entities, may require us to register shares having a fair market value of at least $5.0 million, except that we are not required to effect such registration more than:

    - four times on behalf of the DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners, C.V. or DLJ Merchant Banking Funding, Inc.;

    - three times on behalf of DLJ Investment Partners II, L.P., DLJ Investment Funding II, Inc., DLJ ESC II L.P. or DLJ Investment Partners, L.P., and we may be required to register shares having a fair market value of less than $5.0 million if such amount represents all of their shares; or

    - once on behalf of the other stockholders party to the stockholders agreement.

The agreement also provides that we will pay all expenses incurred in connection with these registrations. We are not required, however, to effect any such registration within six months after the effective date of a prior demand registration. In addition, all holders of registerable securities are entitled to request the inclusion of any shares of our common stock subject to the stockholders agreement in any registration statement at our expense whenever we propose to register any of our securities under the Securities Act, subject to some conditions. In connection with all such registrations, we have agreed to indemnify all holders of registerable securities against specified liabilities, including liabilities under the Securities Act. In addition, Bank of America National Trust and Savings Association is entitled to request the inclusion of shares of our common stock issuable upon exercise of its warrant in any registration statement on terms substantially similar to those described above.

Other Provisions of Our Restated Certificate of Incorporation and By-laws

    CLASSIFIED BOARD. Our restated certificate provides for our board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected each year. Under the Delaware General Corporation Law, directors serving on a classified board can only be removed for cause. Our restated certificate provides that an affirmative vote of the holders of at least 75% of the shares of our capital stock entitled to vote is required to remove a director without cause. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of the board until our second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of MSL and could increase the likelihood that incumbent directors will retain their positions.

    ELIMINATION OF STOCKHOLDER ACTION THROUGH WRITTEN CONSENTS. Our by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

    ELIMINATION OF THE ABILITY TO CALL SPECIAL MEETINGS. Our restated certificate and by-laws provide that, except as otherwise required by law, special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by our chief executive officer or the chairman of our board of directors. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting.

    ADVANCED NOTICE PROCEDURES FOR STOCKHOLDER PROPOSALS. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although our by-laws do not give our board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the conduct of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

    AMENDMENTS TO THE RESTATED CERTIFICATE AND BY-LAWS. Our restated certificate and by-laws provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal some of their provisions. This requirement of a super-majority vote to approve amendments to the restated certificate and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Provisions of Delaware Law Governing Business Combinations

    Following the consummation of this offering, we will be subject to the "business combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless:

    - the transaction is approved by the board of directors prior to the date the "interested stockholder" obtained such status;

    - upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder."

    A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of a corporation's voting stock or within three years did own 15% or more of a corporation's voting stock. However, Donaldson, Lufkin & Jenrette, Inc. and its affiliates will not be deemed to be "interested stockholders" regardless of the percentage of our voting stock owned by them. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Limitations on Liability and Indemnification of Officers and Directors

    Our restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. We expect to increase our director's and officer's liability insurance coverage prior to the completion of this offering.

Transfer Agent and Registrar

    The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

    The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock. Furthermore, because no shares will be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, the sale of a substantial amount of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

    Upon completion of this offering, we will have outstanding an aggregate of 30,947,770 shares of our common stock, assuming no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. The remaining shares of our common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below.

    In connection with this offering, our existing officers and directors and other persons who will own an aggregate of 18,589,729 shares of our common stock after this offering, have agreed with the underwriters that, subject to exceptions, they will not sell or dispose of any of their shares for 180 days after the date of this prospectus. Donaldson, Lufkin & Jenrette Securities Corporation may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to such restrictions. The shares of our common stock outstanding upon closing of this offering will be available for sale in the public market as follows:

Approximate
Number of Shares                                Description
----------------        ------------------------------------------------------------
  11,000,000            After the date of this prospectus, freely tradeable shares sold in this offering.

  19,588,897            After December 31, 2000, these shares will be saleable under
                        Rule 144 (subject, in some cases, to volume limitations).

  19,947,770            After June 30, 2001, these shares will be saleable under
                        Rule 144 (subject, in some cases, to volume limitations).

Lock-up Agreements

    We, our executive officers, directors, substantially all of our existing stockholders and many of our optionholders who are senior officers have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. However, this restriction does not apply to the shares of common stock to be issued by us in connection with this offering or pursuant to employee benefit plans existing on the date of this prospectus, sales or dispositions to us, permitted transfers to related parties that agree to be bound by the foregoing restrictions or permitted sales of shares acquired in the open market following the completion of this offering.

Rule 144

    In general, under Rule 144 as currently in effect, beginning ninety (90) days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

    - one percent of the number of shares of our common stock then outstanding, which will equal approximately 309,500 shares immediately after this offering; or

    - the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale of any shares of common stock.

The sales of any shares of our common stock under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

    Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date such shares of our common stock were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements or otherwise, those shares may be sold immediately upon the completion of this offering.

Rule 701

    In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell those shares ninety (90) days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock.

Stock Plans


    We intend to file registration statements under the Securities Act covering 6,418,750 shares of common stock reserved for issuance under our non-qualified stock option plan, 2000 Plan and stock purchase plan and any shares reserved for issuance under our director option plan. These registration statements are expected to be filed as soon as practicable after the effective date of this offering.


    As of April 2, 2000, there were options to purchase 2,521,703 shares outstanding under our stock option plans. All of these shares will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and, in the case of some of the options, the expiration of lock-up agreements.

Registration Rights

    Pursuant to the stockholders agreement, in the event we propose to file a registration statement under the Securities Act with respect to an offering by us for our own account or the account of another person, or both, some of our stockholders, including the DLJ Entities, will be entitled to include shares held by them in a registration, subject to the right of the managing underwriter of the offering to exclude some or all of the shares from the registration if and to the extent the inclusion of the shares would adversely affect the marketing of the shares to be sold by us. In addition, Bank of America National Trust and Savings Association has the right to require us to register the shares of our common stock issuable upon exercise of its warrant on substantially similar terms. See "Description of Capital Stock--Registration Rights." Beginning 180 days after the date of the prospectus, the holders of an aggregate of 17,708,334 shares of our outstanding common stock will have demand registration rights pursuant to the stockholders agreement.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the underwriting agreement
dated              , 2000, the underwriters named below, who are represented by
Donaldson, Lufkin & Jenrette Securities Corporation, Banc of America Securities LLC, FleetBoston Robertson Stephens Inc., Thomas Weisel Partners LLC and DLJDIRECT Inc., have severally agreed to purchase from us the respective number of shares of common stock set forth opposite their names below.

Underwriters                                          Number of Shares
Donaldson, Lufkin & Jenrette Securities
  Corporation.......................................
Banc of America Securities LLC......................
FleetBoston Robertson Stephens Inc..................
Thomas Weisel Partners LLC..........................
DLJDIRECT Inc.......................................
                                                        -------------
    Total...........................................       11,000,000
                                                        =============

    The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of our common stock included in this offering are subject to approval of legal matters by their counsel and to customary conditions. The underwriters are obligated to purchase and accept delivery of all the shares of our common stock offered in this prospectus, other than those covered by the over-allotment option described below, if they purchase any of the shares of our common stock.

    The underwriters propose to initially offer some of the shares of our common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and some of the shares of our common stock to dealers (including the underwriters) at the initial public offering price less a
concession not in excess of $    per share. The underwriters may allow, and
those dealers may re-allow, a concession not in excess of $    per share on
sales to other dealers. After the initial public offering of our shares to the public, the representatives of the underwriters may change the public offering price and such concessions at any time without notice. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since
December 1998, Thomas Weisel Partners has been named as a lead or co-managing underwriter in 165 filed public offerings of equity securities, of which 112 have been completed, and has acted as a syndicate member in an additional 91 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

    DLJDIRECT Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation and a member of the selling group, is facilitating the distribution of the shares sold in this offering over the Internet. The underwriters have agreed to allocate a limited number of shares to DLJDIRECT for sale to its brokerage account holders. An electronic prospectus is available on the Internet site maintained by DLJDIRECT Inc. Other than the prospectus in electronic format, the information on the Internet site relating to our offering is not a part of this prospectus, has not been approved or endorsed by us or any underwriter and should not be relied on by prospective purchasers.

    The following table shows the underwriting discount we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

                                            Fees Paid by       Fees Paid by
                                           Manufacturers'      the Selling
                                          Services Limited     Stockholders
                                         -------------------   ------------
                                            No        Full         Full
                                         Exercise   Exercise     Exercise
Per share..............................  $          $             $
Total..................................  $          $             $

    The selling stockholders have granted to the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase up to 1,650,000 additional shares of our common stock at the initial public offering price less the underwriting fees. The underwriters may exercise their option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise their option, each underwriter will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to their initial purchase commitment. We have agreed that if any of the selling stockholders fail to deliver their shares upon the exercise of the over-allotment option, we will sell to the underwriters that number of shares of our common stock at the same price. We will pay all of the offering expenses, estimated to be $1.5 million.

    We and the selling stockholders have agreed to indemnify the underwriters against specified civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

    We, our executive officers and directors and substantially all of our stockholders have agreed, for a period of 180 days after the date of this prospectus, not to, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

    - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock, regardless of whether any of the transactions described in these clauses are to be settled by the delivery of common stock, or such other securities, in cash or otherwise.

    However, we may:

    - grant stock options or stock awards under our existing benefit or compensation plans;

    - issue shares of our common stock upon the exercise of options, warrants or rights or the conversion of currently outstanding securities; and

    - issue, offer and sell shares of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock in transactions not involving a public offering, or in connection with future acquisitions, as long as each recipient of the securities agrees in writing to be bound by the restrictions in this paragraph.

In addition, during this period, we have agreed not to file any registration statement with respect to, and each of our executive officers and directors and a significant majority of our stockholders have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (other than a registration statement registering options or shares granted under a stock option plan) without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

    Prior to this offering, there was no established trading market for our common stock. The initial public offering price for our common stock will be determined by negotiation among us and the representatives of the underwriters. The factors to be considered in determining the initial public offering price include:

    - the history of and the prospects for the industry in which we compete;

    - the ability of our management;

    - our past and present operations;

    - our prospects for future earnings;

    - the general condition of the securities markets at the time of this offering; and

    - the recent market prices of securities of generally comparable companies.

    Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of our common stock offered in this prospectus in any jurisdiction where action for that purpose is required. The shares of our common stock offered in this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any shares of our common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of the jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of our common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of our common stock included in this offering in any jurisdiction where that would not be permitted or legal.

    In connection with this offering, some underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of our common stock in the open market to cover syndicate short positions or to stabilize the price of our common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if they repurchase previously distributed shares of our common stock in syndicate covering transactions, stabilizing transactions or otherwise. These activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

    At our request, Donaldson, Lufkin & Jenrette Securities Corporation has reserved up to five percent of the shares offered by this prospectus for sale at the initial public offering price to our employees, officers, directors and other individuals associated with us and members of their families. The number of shares of common stock available for sale to the general public will be reduced to the extent any reserved shares are purchased. Any reserved shares not so purchased will be offered by Donaldson, Lufkin & Jenrette Securities Corporation on the same basis as the other shares of our common stock. Any employees, directors or other persons purchasing such reserved shares will be prohibited from selling, transferring, assigning, pledging or hypothecating such shares for a period of three months following the effective date of this offering.

    Our common stock has been authorized for listing on the New York Stock Exchange under the symbol "MSV."

    DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ ESC II, L.P., DLJ First ESC, L.P., DLJ Merchant Banking Funding, Inc., DLJ Offshore Partners, C.V., DLJ Investment Partners II, L.P., DLJ Investment Partners, L.P. and DLJ Investment Funding II, L.P., each of which are affiliates of Donaldson, Lufkin & Jenrette Securities Corporation, are stockholders of MSL. In addition, DLJ Merchant Banking Partners, L.P., has the right to appoint a majority of the members of our board of directors. So long as shares of our senior preferred stock are held by any of the DLJ Entities, DLJ Investment Partners II, L.P. has the right to elect one member of our board of directors pursuant to the terms of the stockholders agreement. DLJ Capital Funding, Inc. acted as syndication agent and is a lender under our bank credit facility and is expected to be the syndication agent and a lender under our new bank credit facility. In addition, affiliates of some of the underwriters are lenders under our bank credit facility and will receive proceeds from this offering upon repayment of this indebtedness. Prior to this offering, Donaldson, Lufkin & Jenrette Securities Corporation and its affiliates and employees own an aggregate of approximately 90% percent of the issued and outstanding shares of our common stock. See "Principal and Selling Stockholders."

    The offering is being conducted in accordance with Rule 2720 of the Conduct Rules of the NASD, which provides that, among other things, when an NASD member participates in the underwriting of its parent's equity securities, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting specified standards. In accordance with this requirement, Banc of America Securities LLC will serve in this role and will recommend a price in compliance with the requirements of Rule 2720. In connection with this offering, Banc of America Securities LLC, in its role as qualified independent underwriter, has exercised its usual standards of "due diligence" and has reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus forms a part and will recommend the maximum price at which our common stock may be offered hereby. Banc of America Securities LLC will receive a separate fee of $5,000 for its services as qualified independent underwriter. In addition, the underwriters may not confirm sales to any discretionary account without the prior specific written approval of the customer.

                                 LEGAL MATTERS

    The validity of the shares of our common stock offered hereby will be passed upon for us by Ropes & Gray, Boston, Massachusetts. Various legal matters related to the sale of our common stock offered hereby will be passed upon for the underwriters by Davis, Polk & Wardwell, New York, New York.

                                    EXPERTS

    The financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus and the financial statement schedules included in the registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and our common stock, you should refer to the registration statement. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement you should refer to the exhibit for a more complete description of the matter involved.

    You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee by writing to the Commission. You may call the Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet site maintained by the Commission at http://www.sec.gov.

    We will also file annual, quarterly and current reports, proxy statements and other information with the SEC. You can request copies of these documents, for a copying fee, by writing to the SEC. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors.

                        MANUFACTURERS' SERVICES LIMITED
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                Page

Report of Independent Accountants...........................     F-2
Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................     F-3
Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999..........................     F-4
Consolidated Statements of Stockholders' Equity for the
  years ended
  December 31, 1997, 1998 and 1999..........................     F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999..........................     F-6
Notes to the Consolidated Financial Statements..............     F-7
Consolidated Balance Sheets as of December 31, 1999 and
  April 2, 2000 (unaudited).................................    F-30
Consolidated Statements of Operations for the three months
  ended April 4, 1999 and April 2, 2000 (unaudited).........    F-31
Consolidated Statements of Stockholders' Equity for the
  three months ended April 4, 1999 and April 2, 2000
  (unaudited)...............................................    F-32
Consolidated Statements of Cash Flows for the three months
  ended April 4, 1999 and April 2, 2000 (unaudited).........    F-33
Notes to Interim Consolidated Financial Statements
  (unaudited)...............................................    F-34

                       Report of Independent Accountants

To the Board of Directors and Stockholders of Manufacturers' Services Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Manufacturers' Services Limited and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Boston, Massachusetts

February 2, 2000, except as to
the reverse stock split
described in Note 13 which is
as of May 2, 2000

                        MANUFACTURERS' SERVICES LIMITED
                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)

                                                                 December 31,
                                                              -------------------
ASSETS                                                          1998       1999
Current assets:
  Cash and cash equivalents.................................  $ 23,969   $ 24,182
  Accounts receivable, less allowance for doubtful accounts
    of $698 and $728
    at December 31, 1998 and 1999, respectively.............   118,513    131,301
  Inventories...............................................    87,487    125,164
  Deferred tax asset........................................       824      1,068
  Prepaid expenses and other current assets.................     4,241     17,550
                                                              --------   --------
    Total current assets....................................   235,034    299,265

  Property and equipment, net...............................    33,786     62,814
  Goodwill and other intangibles............................       676     37,949
  Deferred tax asset........................................       763        121
  Other assets..............................................     7,349     11,634
                                                              --------   --------
    Total assets............................................  $277,608   $411,783
                                                              ========   ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt and capital lease
    obligations.............................................  $  4,939   $  5,414
  Accounts payable..........................................   146,619    164,261
  Accrued expenses and other current liabilities............    21,953     26,177
  Restructuring reserve.....................................     4,671        668
  Income taxes payable......................................     2,512      4,472
                                                              --------   --------
    Total current liabilities...............................   180,694    200,992

Long-term debt and capital lease obligations................    57,188    121,929
Other liabilities...........................................       552      1,037
                                                              --------   --------
    Total liabilities.......................................   238,434    323,958

Commitments and contingencies (Note 10)

Senior redeemable preferred stock, 2,000,000 shares
  authorized; 0 and
  2,000,000 shares issued and outstanding at December 31,
  1998 and 1999,
  respectively; redemption value of $25 per share...........        --     39,204

Stockholders' equity:
  Preferred stock, $0.001 par value, 3,000,000 shares
    authorized; no shares
    issued and outstanding..................................        --         --
  Common stock, $0.001 par value; 150,000,000 shares
    authorized;
    18,849,480 and 19,588,897 shares issued and outstanding
    at
    December 31, 1998 and 1999, respectively................        19         20
  Additional paid in capital................................    75,455     88,471
  Accumulated deficit.......................................   (32,371)   (30,361)
  Accumulated other comprehensive loss......................    (3,929)    (9,509)
                                                              --------   --------
    Total stockholders' equity..............................    39,174     48,621
                                                              --------   --------
    Total liabilities and stockholders' equity..............  $277,608   $411,783
                                                              ========   ========

        See accompanying notes to the consolidated financial statements.

                        MANUFACTURERS' SERVICES LIMITED
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (In thousands, except share data)

                                                         Year Ended December 31,
                                                 ---------------------------------------
                                                    1997          1998          1999
Net sales......................................  $   562,666   $   837,993   $   920,722
Cost of goods sold.............................      526,787       792,734       865,489
                                                 -----------   -----------   -----------
Gross profit...................................       35,879        45,259        55,233
Operating expenses:
  Selling, general and administrative..........       28,037        29,835        38,042
  Restructuring and other asset writedowns.....       12,094         6,729           780
                                                 -----------   -----------   -----------
                                                      40,131        36,564        38,822
                                                 -----------   -----------   -----------
Operating income (loss)........................       (4,252)        8,695        16,411
Interest expense, net..........................       (7,723)      (10,161)       (8,081)
Foreign exchange gain (loss)...................         (931)          721        (2,510)
                                                 -----------   -----------   -----------
Income (loss) before provision for income taxes
  and extraordinary loss.......................      (12,906)         (745)        5,820
Provision for income taxes.....................        4,372         3,294         3,810
                                                 -----------   -----------   -----------
Income (loss) before extraordinary loss........      (17,278)       (4,039)        2,010
Extraordinary loss.............................           --        (2,202)           --
                                                 -----------   -----------   -----------
Net income (loss)..............................  $   (17,278)  $    (6,241)  $     2,010
                                                 ===========   ===========   ===========
Net income (loss) applicable to common stock...  $   (17,278)  $    (6,241)  $     1,201
                                                 ===========   ===========   ===========
Basic income (loss) per share:
  Income (loss) before extraordinary loss......  $     (1.07)  $     (0.21)  $      0.06
  Extraordinary loss...........................  $        --   $     (0.12)  $        --
  Net income (loss)............................  $     (1.07)  $     (0.33)  $      0.06
  Weighted average shares outstanding..........   16,171,809    18,745,786    19,384,277

Diluted income (loss) per share:
  Income (loss) before extraordinary loss......  $     (1.07)  $     (0.21)  $      0.06
  Extraordinary loss...........................  $        --   $     (0.12)  $        --
  Net income (loss)............................  $     (1.07)  $     (0.33)  $      0.06
  Weighted average shares outstanding..........   16,171,809    18,745,786    19,608,168

        See accompanying notes to the consolidated financial statements.

                        MANUFACTURERS' SERVICES LIMITED
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (In thousands)

                              Common stock                                     Accumulated
                          --------------------   Additional                       other                              Total
                           Number                 paid in      Accumulated    comprehensive     Comprehensive    stockholders'
                          of shares    Amount     capital        deficit      income (loss)     income (loss)       equity
Balance at December 31,
  1996..................   13,253       $13       $49,242       $ (8,852)        $(1,071)                          $ 39,332
Net loss................                                         (17,278)                         $(17,278)         (17,278)
Issuance of stock.......    5,208         5        24,995                                                            25,000
Fees associated with
  stock issuance........                             (300)                                                             (300)
Exercise of stock
  options...............      163         1           650                                                               651
Redemption of preferred
  stock of subsidiary...                             (171)                                                             (171)
Translation
  adjustment............                                                          (5,137)           (5,137)          (5,137)
                           ------       ---       -------       --------         -------          --------         --------
Comprehensive income
  (loss)................                                                                          $(22,415)
                                                                                                  --------
Balance at December 31,
  1997..................   18,624       $19       $74,416       $(26,130)        $(6,208)                          $ 42,097
Net loss................                                          (6,241)                           (6,241)          (6,241)
Issuance of stock.......       71                     341                                                               341
Exercise of stock
  options...............       54                     217                                                               217
Purchase of shares......      100                     481                                                               481
Translation
  adjustment............                                                           2,279             2,279            2,279
                           ------       ---       -------       --------         -------          --------         --------
Comprehensive income
  (loss)................                                                                          $ (3,962)
                                                                                                  --------
Balance at December 31,
  1998..................   18,849       $19       $75,455       $(32,371)        $(3,929)                          $ 39,174
Net income..............                                           2,010                             2,010            2,010
Issuance of stock.......       90                     430                                                               430
Exercise of stock
  options...............      559         1         2,236                                                             2,237
Purchase of shares......       91                     436                                                               436
Dividends declared on
  preferred shares......                             (671)                                                             (671)
Issuance of warrants....                           10,723                                                            10,723
Accretion of preferred
  stock.................                             (138)                                                             (138)
Translation
  adjustment............                                                          (5,580)           (5,580)          (5,580)
                           ------       ---       -------       --------         -------          --------         --------
Comprehensive income
  (loss)................                                                                          $ (3,570)
                                                                                                  --------
Balance at December 31,
  1999..................   19,589       $20       $88,471       $(30,361)        $(9,509)                          $ 48,621
                           ======       ===       =======       ========         =======                           ========

        See accompanying notes to the consolidated financial statements.

                        MANUFACTURERS' SERVICES LIMITED
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                 Year Ended December 31,
                                                              ------------------------------
                                                                1997       1998       1999
Cash flows relating to operating activities:
  Net income (loss).........................................  $(17,278)  $ (6,241)  $  2,010
  Adjustments to reconcile net income to net cash provided
    by
    (used in) operating activities:
      Depreciation and amortization.........................     8,376     10,933     14,433
      Amortization of capitalized finance fees..............     1,419      1,800        777
      Write off of capitalized bank fees....................        --      2,202         --
      Additions to allowance for doubtful accounts..........       232        319        339
      Issuance of shares to founders........................        --        341        422
      Non cash charge for option issuance...................        --         --         40
      Foreign exchange (gain) loss..........................       870       (485)     2,249
      Deferred taxes........................................     1,189      1,196        370
      Writedowns and loss on disposal of fixed assets.......     5,184      1,302      1,854
  Changes in operating assets and liabilities:
    Accounts receivable.....................................   (51,199)    (3,282)   (16,094)
    Inventories.............................................   (20,297)     5,284    (42,591)
    Prepaid expenses and other assets.......................    (2,577)    (1,447)   (13,910)
    Accounts payable........................................    44,545     26,700     20,122
    Accrued expenses and other liabilities..................    12,140      2,448      4,858
                                                              --------   --------   --------
Net cash provided by (used in) operating activities.........   (17,396)    41,070    (25,121)
                                                              --------   --------   --------
Cash flows relating to investing activities:
  Acquisition of businesses, net of cash acquired...........        --         --     (1,844)
  Intangible assets acquired................................        --         --    (35,287)
  Proceeds from sale of fixed assets........................        --        785        406
  Purchases of property and equipment.......................   (25,780)    (2,774)   (39,094)
  Cost of internal use software.............................      (198)    (2,494)    (5,956)
                                                              --------   --------   --------
Net cash used in investing activities.......................   (25,978)    (4,483)   (81,775)
                                                              --------   --------   --------
Cash flows relating to financing activities:
  Proceeds from long-term debt..............................    37,195     50,000         --
  Net proceeds from (payments on) new revolving line of
    credit..................................................    (2,057)     3,500     64,600
  Repayment of old revolving line of credit.................        --    (22,000)        --
  Repayments of long-term debt and capital lease
    obligations.............................................    (9,233)   (52,599)    (6,268)
  Debt issuance and amendment costs.........................      (365)    (3,104)      (894)
  Proceeds from exercise of stock options...................       651        217      2,237
  Proceeds from issuance of common stock....................    24,700        481        436
  Proceeds from issuance of preferred stock and warrants....        --         --     50,000
  Issuance costs of preferred stock and warrants............        --         --       (882)
  Redemption of preferred stock of subsidiary...............      (671)        --         --
                                                              --------   --------   --------
Net cash provided by (used in) financing activities.........    50,220    (23,505)   109,229
                                                              --------   --------   --------
Effect of foreign exchange rate changes on cash.............      (980)     1,374     (2,120)
                                                              --------   --------   --------
Net increase in cash........................................     5,866     14,456        213
Cash and cash equivalents at beginning of year..............     3,647      9,513     23,969
                                                              --------   --------   --------
Cash and cash equivalents at end of year....................  $  9,513   $ 23,969   $ 24,182
                                                              ========   ========   ========
Supplemental cash flow data:
  Interest paid.............................................  $  5,782   $  8,417   $  8,140
                                                              ========   ========   ========
  Taxes paid................................................  $  4,804   $  1,826   $  1,342
                                                              ========   ========   ========
  Assets acquired under capital leases......................  $  6,021   $  2,578   $  2,861
                                                              ========   ========   ========

        See accompanying notes to the consolidated financial statements.

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

1. Description of Operations

    Manufacturers' Services Limited (the "Company" or "MSL") is a leading global provider of advanced electronics design, manufacturing and related services to original equipment manufacturers ("OEMs") primarily in the voice and data communications, computer and related peripherals, medical equipment and industrial and consumer electronics industries. The Company provides OEMs with a range of services including product design and new product introduction services, material procurement and management, assembly and manufacturing, testing services, order fulfillment and distribution, and after-market support. The Company has established a network of manufacturing facilities in the world's major electronics markets, including North America, Europe and Asia.

2. Summary of Significant Accounting Policies

    CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions.

    CASH EQUIVALENTS

    The Company considers all highly liquid financial instruments purchased with a remaining maturity of three months or less to be cash equivalents.

    INVENTORIES

    Inventories are stated at the lower of cost or market with cost being determined on the FIFO basis.

    INCOME TAXES

    Income taxes for financial reporting purposes are recorded in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of the Company's assets and liabilities. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance.

    U.S. income taxes have not been provided on a portion of undistributed earnings of foreign subsidiaries as such earnings are expected to be permanently reinvested. Such earnings would become taxable upon the sale or liquidation of these foreign subsidiaries or upon the remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on foreign undistributed earnings that are intended to be permanently reinvested.

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

    PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation is computed based on the estimated useful lives of the respective assets, using the straight-line method. Estimated useful lives are as follows:

Machinery and equipment...............................  1 to 10 years
Land improvements.....................................  5 to 15 years
Building improvements.................................  5 to 15 years
Buildings.............................................  45 years

    Repair and maintenance costs are expensed as incurred.

    OTHER ASSETS

    Debt issuance costs associated with the Company's credit agreements are capitalized and amortized on a straight line basis over the life of the agreement. Amortization of these assets is included in interest expense. Straight line amortization is not considered to be materially different from amortization under the interest method.

    The Company capitalizes the cost of software for internal use in accordance with Statement of Position No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." In compliance with SOP 98-1, the Company expenses costs incurred in the preliminary project stage and capitalizes costs incurred to develop or obtain internal use software. Certain costs, such as maintenance and training, are expensed as incurred. Capitalized costs are amortized over a period of three to five years and include direct materials and external consultant costs.

    OTHER INTANGIBLE ASSETS

    In connection with a current year asset acquisition (see Note 9), the Company acquired the following intangible assets:

Customer relationships.....................................  $32,784
Workforce in place.........................................    1,155
Internal use software......................................    1,348
                                                             -------
                                                             $35,287
                                                             =======

    These assets are being amortized over their estimated useful lives, ranging from four to six years. The amortization expense recorded in 1999 relating to these assets amounted to $497.

    GOODWILL

    The excess of cost over fair value of the net assets of businesses acquired is amortized on a straight-line basis over periods ranging from five to ten years. Goodwill amortization during the

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

years ended 1997, 1998 and 1999 was $1,415, $397 and $575, respectively. Accumulated amortization as of December 31, 1997, 1998 and 1999 was $2,533, $2,930 and $3,505, respectively.

    In a 1995 acquisition, the estimated fair values of assets acquired exceeded the purchase price. The excess was applied ratably to reduce the carrying value of the long-term assets and the residual value was recorded as negative goodwill in other long-term liabilities and was amortized over three years. Negative goodwill amortized during the years ended December 31, 1997 and 1998 was $1,265 and $844, respectively. Net negative goodwill was fully amortized as of December 31, 1998.

    IMPAIRMENT OF ASSETS

    The Company evaluates long-lived assets and intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposal are less than its carrying amount. In such instances, the carrying value of long-lived assets is reduced to the estimated fair value as determined using an appraisal or discounted cash flow, as appropriate. During 1997, the Company wrote-off the remaining value of goodwill relating to the Company's subsidiary in Athlone, Ireland, of $838 as this subsidiary continued to generate negative cash flows. This amount was recorded as amortization in operating income in 1997.

    FOREIGN CURRENCY CONTRACTS

    The Company has from time to time entered into forward foreign exchange and option contracts to hedge firm commitments and existing transactions. The Company does not engage in currency speculation. These financial instruments are designed to minimize exposure and reduce risk from exchange rate fluctuations in the regular course of business. These contracts have maturities which do not exceed six months. Gains and losses on these contracts are accounted for as part of the underlying transaction being hedged.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This pronouncement will require the Company to recognize derivatives on its balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company is continuing to evaluate the impact that this new standard will have on its results of operations. Statement of Financial Accounting Standards No. 137 "Accounting For Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS 133"
("SFAS 137") deferred the effective date of SFAS 133 to fiscal years beginning after June 15, 2000, which is fiscal year 2001 for the Company.

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

    The Company enters into forward foreign currency agreements to hedge certain foreign currency transactions. Realized and unrealized gains and losses arising from forward currency contracts are recognized as adjustments to the gains and losses resulting from the underlying hedged transactions. The table below summarizes the notional amounts and fair values of the Company's foreign exchange contracts which have been entered into by the Company's Spanish subsidiary:

Currency                                      Notional Amount Buy (Sell)   Fair Value
--------                                      --------------------------   ----------
US Dollar...................................           $(12,000)              $(113)
US Dollar...................................           $  6,500               $  55

    The fair values of the Company's forward foreign exchange contracts are the estimated amounts the Company would receive or pay to terminate the agreements based on quoted market prices obtained from brokers.


    REVENUE RECOGNITION



    The Company's manufacturing contracts contain customer acceptance clauses. However, the Company does not consider these clauses to be substantive because it can and does replicate the customer acceptance test environment and perform the agreed upon product testing prior to shipment. Accordingly, the Company recognizes revenue upon shipment of the product. Service revenues are recognized as such services are rendered.


    RESEARCH AND DEVELOPMENT

    Research and development costs related to the Company's manufacturing processes are expensed currently. Costs related to manufacturing design services provided to customers are charged to cost of goods sold as services are rendered. Total expenditures on research and development for the years ended December 31, 1997, 1998 and 1999 were $1,600, $2,500 and $3,200, respectively.

    FOREIGN CURRENCY

    Monetary assets and liabilities of foreign subsidiaries with the US dollar as the functional currency are remeasured at year-end exchange rates and non-monetary assets and liabilities are remeasured at historical rates. Foreign subsidiaries with functional currencies other than the US dollar translate assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and stockholders' equity at historical rates. The effects of these translation adjustments are reported as accumulated other comprehensive income or loss in stockholders' equity. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in income.

    EARNINGS (LOSS) PER SHARE

    In accordance with Statement of Financial Accounting Standards No. 128 "Earnings per Share," ("SFAS 128"), the Company presents basic and diluted earnings (loss) per share ("EPS")

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

amounts. Basic EPS is calculated based on net earnings (loss) available to common stockholders and the weighted average number of shares outstanding during the reported period. Diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period.

    CONCENTRATIONS OF CREDIT RISK

    Financial instruments which potentially expose the Company to concentrations of credit risk include foreign exchange contracts and accounts receivable.

    The exposure to credit risk from foreign exchange contracts is minimized since they are held with major financial institutions and because the impact of movements in currency exchange rates on such contracts offsets the related impact of such movements on other transactions and balances.

    Potential concentrations of credit risk in the Company's trade accounts receivable are substantially mitigated by the Company's credit evaluation process, reasonably short collection terms and geographical dispersion of sales transactions. Collateral is generally not required by the Company. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of trade receivables, other current assets, accounts payable, and accrued expenses and other current liabilities approximate their fair value due to their current nature.

    PERVASIVENESS OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    SEGMENT REPORTING

    The Company has adopted Statement of Financial Accounting Standards
No. 131, "Disclosures About Segments of an Enterprise and Related Information," which requires financial and descriptive information about an enterprise's reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates in one business segment, electronics design and manufacturing services.

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

    RECLASSIFICATIONS

    Certain amounts in prior year financial statements have been reclassified to conform to the current year presentation.

3. Inventories

    Inventories are comprised of the following:

                                                            December 31,
                                                         -------------------
                                                           1998       1999
Raw materials and purchased inventory..................  $65,595    $ 91,944
Work-in-process........................................   17,997      29,623
Finished goods.........................................    3,895       3,597
                                                         -------    --------

                                                         $87,487    $125,164
                                                         =======    ========

4. Prepaid and Other Current Assets

    Prepaids and other current assets are comprised of the following:

                                                              December 31,
                                                           -------------------
                                                             1998       1999
Non-trade receivables....................................   $   --    $ 8,954
Value added tax receivables..............................       --      3,701
Other....................................................    4,241      4,895
                                                            ------    -------

                                                            $4,241    $17,550
                                                            ======    =======

5. Property and Equipment

    Property and equipment are comprised of the following:

                                                            December 31,
                                                         -------------------
                                                           1998       1999
Land, buildings and leasehold improvements.............  $  4,560   $ 19,608
Machinery, equipment, computer equipment,
  furniture and fixtures...............................    49,028     73,742
                                                         --------   --------

                                                           53,588     93,350

Less accumulated depreciation..........................   (19,802)   (30,536)
                                                         --------   --------

                                                         $ 33,786   $ 62,814
                                                         ========   ========

    Depreciation expense totaled $7,575, $10,686 and $11,686 for the periods ended December 31, 1997, 1998 and 1999, respectively. Gross value of equipment under capital leases, primarily machinery and equipment was $13,092 and $8,673 and the related accumulated depreciation on those assets totaled $5,695 and $5,252 at December 31, 1998 and 1999, respectively.

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

6. Other Assets

    Other assets are comprised of the following:

                                                              December 31,
                                                           -------------------
                                                             1998       1999
Debt issuance costs......................................   $2,683    $ 2,800
Internal use software costs, net.........................    4,001      8,332
Other....................................................      665        502
                                                            ------    -------

                                                            $7,349    $11,634
                                                            ======    =======

    Amortization of debt issuance costs for the periods ended December 31, 1997, 1998 and 1999 was $1,419, $1,800 and $777, respectively. In 1998, the Company wrote off $2,202 of debt issuance costs related to the old credit facility (see
Note 8).

    The gross cost of internal use software at December 31, 1998 and 1999 was $5,267 and $11,223, respectively. Amortization of internal use software costs for the periods ended December 31, 1997, 1998 and 1999 was $651, $694 and $1,675, respectively.

7. Accrued Expenses and Other Current Liabilities

    Accrued expenses and other current liabilities are comprised of the following:

                                                             December 31,
                                                          -------------------
                                                            1998       1999
Payroll and other employee costs........................  $10,084    $12,363
Value added tax and withholding tax payable.............    3,677      3,054
Other...................................................    8,192     10,760
                                                          -------    -------
                                                          $21,953    $26,177
                                                          =======    =======

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

8. Long-Term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations are comprised of the following:

                                                            December 31,
                                                         -------------------
                                                           1998       1999
Revolving Facility.....................................  $ 3,500    $ 68,100

Term Loans.............................................   49,875      49,375

Unsecured non-interest bearing obligation due to former
  owner of an acquired subsidiary. Payments are due in
  equal annual installments of approximately $245,
  beginning January 1998 and continuing through
  January 2001.........................................      735         490

Unsecured interest bearing obligations due to former
  owners of acquired businesses with an interest rate
  of 5%. Payments are due in annual installments of
  approximately $700, beginning April 2000 and
  continuing through June 2002.........................       --       1,916

Obligations under capital leases.......................    8,017       7,462
                                                         -------    --------

                                                          62,127     127,343

Less: Current portion..................................    4,939       5,414
                                                         -------    --------

                                                         $57,188    $121,929
                                                         =======    ========

    CREDIT AGREEMENT

    On August 21, 1998, the Company and one of its Dutch finance subsidiaries (MSL Overseas Finance B.V., herein "Overseas") entered into a six year credit agreement (the "Credit Agreement") with a consortium of banks, including an affiliate of a significant stockholder. The Credit Agreement contains two facilities: a $50,000 bank term loan facility (the "Term Loans") and a $75,000 revolving credit facility (the "Revolving Facility").

    On August 28, 1998, MSL borrowed $15,000 and Overseas borrowed $35,000 in Term Loans. There are regular quarterly principal payments of $125, split $38 by MSL and $87 by Overseas through the quarter ended May 31, 2004, with the remaining balance of $47,125 split $14,137 by MSL and $32,988 by Overseas due on July 31, 2004. At December 31, 1999, $14,810 of the Term Loans was owed by MSL and $34,565 was owed by Overseas.

    In November 1999, the Company entered into an amendment to the Credit Agreement (the "Amendment"). The Amendment served to modify the Company's borrowing base on the revolving credit facility and to modify the spread used in calculating interest on the outstanding borrowings. In 1999, the Company incurred $894 of debt issuance costs in association with the closing of the Amendment.

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

    The cost of borrowings under the Term Loans is the applicable spread plus the underlying cost of funds option (base rate or Adjusted LIBOR). The spread on the base rate loans is 2.75% and the spread on the Adjusted LIBOR loans is 3.75%. All interest is payable in arrears quarterly. At December 31, 1999, the interest rate on the Term Loans was 9.938%.

    Borrowings under the Revolving Facility are limited to (i) between 80% and 90% of the Company's eligible accounts receivable (dependent on the customer) plus 35% of the Company's eligible inventory, to the extent that inventory does not represent more than 50% of the total borrowing base, less (ii) the total amounts outstanding under the Term Loans. The Company must calculate these restrictions separately for MSL and Overseas. The Revolving Facility expires on July 31, 2002 and provides for a commitment fee of between 0.45% and 0.50% on the unused portion of the Revolving Facility, payable in arrears quarterly. On December 31, 1999, the Company had available credit of $6,900 under the Revolving Facility.

    The cost of borrowings under the Revolving Facility is the applicable spread plus the underlying cost of funds option (either the base rate or Adjusted LIBOR). The spread on the base rate loans varies between 1.75% and 2.25%, based on the Company's consolidated leverage ratio. The spread on the Adjusted LIBOR loans is between 2.75% and 3.25%, based on the Company's consolidated leverage ratio. All interest is payable in arrears quarterly. At December 31, 1999, the interest rate on the Revolving Facility was between 9.188% and 10.50%.

    Up to $10,000 of the Revolving Facility is available to MSL or Overseas in the form of either financial or performance standby letters of credit. Outstanding letters of credit are subject to a one-time issuance fee and to an amount, payable quarterly, calculated on the available amount to be drawn. The Company had no letters of credit outstanding at December 31, 1999.

    Borrowings by either MSL or Overseas under the Credit Agreement are collateralized by the assets of all domestic subsidiaries of the Company while assets of all foreign subsidiaries secure only the borrowings by Overseas. The borrowings are subject to certain restrictive covenants, including the maintenance of key financial ratios, limitations on capital expenditures and a limitation on paying dividends on Common Stock.

    In 1998, the Company wrote off $2,202 of unamortized debt issuance costs in conjunction with the cancellation of a prior facility that was replaced with the Credit Agreement. This writeoff is classified as an extraordinary loss on the statement of operations. A valuation allowance was provided on the tax benefit associated with this writeoff.

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

    Principal due on long-term debt for each of the years following December 31, 1999 is as follows:

2000........................................................   $  1,449
2001........................................................      1,384
2002........................................................     69,171
2003........................................................        503
2004........................................................     47,374
                                                               --------

                                                               $119,881
                                                               ========

    CAPITAL LEASES

    The Company leases certain equipment under capital lease arrangements. Future minimum lease payments under capitalized leases for each of the years following December 31, 1999 are as follows:


2000........................................................   $4,203
2001........................................................    2,213
2002........................................................    1,474
2003........................................................        2
                                                               ------

Future minimum payments.....................................    7,892

Less amounts representing interest..........................      430
                                                               ------

Present value of future minimum lease payments
  (including current portion of $3,965).....................   $7,462
                                                               ======

9. Acquisitions

    BUSINESS ACQUISITIONS

    In April 1999, MSL acquired the assets of Electronic System Packaging, Inc., a privately held company located in Massachusetts, which provides electronics design services, for a purchase price of $2,850. The purchase price consisted of cash of $2,600 and 52,000 shares of the Company's Common Stock.

    In June 1999, MSL acquired the assets of Ronlin Design Co., Inc., a privately held company located in Massachusetts, which provides electronics design services, for a total purchase price of $1,596. The purchase price consisted of cash of $1,416 and 37,500 shares of the Company's Common Stock.

    With respect to the cash component of these acquisitions, $2,100 was paid on the dates of the transactions, with the remaining balances of $1,916 to be paid in future installments (see Note 8).

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

    These acquisitions have been accounted for by the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition.

    ASSET ACQUISITIONS

    In June 1998, the Company entered into a three-year outsourcing agreement to perform and manage certain manufacturing, fulfillment, integration and other services to IBM. As part of this agreement, MSL purchased certain machinery and equipment at its estimated fair value of $125 and leased a manufacturing facility from IBM. In addition, MSL purchased certain inventory at its estimated fair value of $30,000.

    In November 1999, the Company acquired certain assets from 3Com Corporation ("3Com") used in the production of Palm handheld computing devices and modems and network interface cards for total consideration of $79,480, including approximately $776 of assumed liabilities. These assets consisted primarily of a manufacturing facility, other fixed assets, inventory and certain intangible assets, consisting primarily of customer relationships, workforce in place and internal use software. The transaction was accounted for as a purchase of assets, and the purchase price was allocated to the assets acquired based on the relative fair values of the tangible and intangible assets at the date of acquisition, as follows:


Land and buildings..........................................  $16,510
Other fixed assets..........................................   15,025
Inventory...................................................   12,658
Intangible assets...........................................   35,287
                                                              -------
                                                              $79,480
                                                              =======

    Under the terms of related supply agreements with 3Com and Palm, Inc, a subsidiary of 3Com, the Company will provide a full range of manufacturing services related to the production of Palm handheld computing devices and modems and network interface cards for an initial term of two years.

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

10. Commitments and Contingencies

    OPERATING LEASES

    The Company leases certain facilities and equipment under operating leases extending until the year 2017. Future minimum commitments under these leases for each of the years following December 31, 1999 are summarized as follows:

2000.......................................................  $ 8,146
2001.......................................................    3,952
2002.......................................................    1,830
2003.......................................................    1,248
2004.......................................................    1,209
Thereafter.................................................    2,556
                                                             -------
Future minimum payments....................................  $18,941
                                                             =======

    Total rent expense for the years ended December 31, 1997, 1998 and 1999 was approximately $3,516, $7,743 and $8,109, respectively.

    LITIGATION

    In 1998, Lockheed Martin Corporation ("LM") filed a complaint against the Company and certain principal stockholders. The complaint alleges that the Company failed to complete the acquisition of one of LM's subsidiaries under a purchase agreement signed in 1997. The complaint alleges unspecified damages, which may exceed $70 million based on the ultimate selling price of LM's subsidiary to another unrelated party. It is the Company's position that a material adverse change to the subsidiary's business relieved the Company of the obligation to close the purchase agreement. Although no assurance can be given as to the ultimate outcome with respect to this lawsuit, the Company believes that it has meritorious defenses and, accordingly, that the outcome of this action will not have a material adverse effect on the Company's financial position or its results of operations.

    In addition, the Company is from time to time subject to legal proceedings and claims which arise in the normal course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse effect on the Company's financial position or its results of operations. See Note 21 for discussion of the settlement of this litigation subsequent to the original issuance of these financial statements.

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

11. Income Taxes

    Worldwide income (loss) before income taxes consisted of the following:

                                              Year Ended December 31,
                                           ------------------------------
                                             1997       1998       1999
Domestic.................................  $(15,824)  $(2,478)   $(5,368)
Foreign..................................     2,918     1,733     11,188
                                           --------   -------    -------
                                           $(12,906)  $  (745)   $ 5,820
                                           ========   =======    =======

    The components of income tax expense are as follows:

                                                 Year Ended December 31,
                                              ------------------------------
                                                1997       1998       1999
Current:
  Federal...................................   $   --     $   --     $   --
  State.....................................       --         --        150
  Foreign...................................    3,197      1,960      3,487
                                               ------     ------     ------
                                                3,197      1,960      3,637
Deferred:
  Federal...................................       --         --         --
  State.....................................       --         --         --
  Foreign...................................    1,175      1,334        173
                                               ------     ------     ------
                                                1,175      1,334        173
                                               ------     ------     ------
                                               $4,372     $3,294     $3,810
                                               ======     ======     ======

    The overall effective income tax rate differs from the expected federal U.S. income tax rate as follows:

                                                Year Ended December 31,
                                             ------------------------------
                                               1997       1998       1999
Income tax (benefit) expense at expected
  rate of 34%..............................  $(4,388)    $ (253)   $ 1,979
Change in valuation allowance..............    8,904        978      1,482
Foreign tax credits........................   (1,998)      (192)    (1,668)
Deemed remittance of foreign earnings......       81         --      1,526
Income of foreign subsidiaries taxed
  at different rates.......................    1,225      1,997        (97)
Other......................................      548        764        588
                                             -------     ------    -------
Income tax expense.........................  $ 4,372     $3,294    $ 3,810
                                             =======     ======    =======

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

    The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are as follows:

                                                      December 31,
                                                   -------------------
                                                     1998       1999
Deferred tax assets:
  Accruals, allowances and reserves..............  $  8,016   $  7,904
  NOL carryforwards..............................    10,028     10,894
  Plant and equipment............................       653        942
  Foreign Tax Credits............................     1,880      3,431
  Other..........................................        38         73
                                                   --------   --------
Total deferred tax assets........................    20,615     23,244
                                                   --------   --------
Deferred tax liabilities:
  Plant and equipment............................      (873)    (1,977)
  Other..........................................      (457)       (93)
                                                   --------   --------
Total deferred tax liabilities...................    (1,330)    (2,070)
                                                   --------   --------
Deferred tax valuation allowance.................   (17,698)   (19,985)
                                                   --------   --------
Net deferred tax assets..........................  $  1,587   $  1,189
                                                   ========   ========

    Management believes that it is more likely than not that it will generate taxable income in certain jurisdictions sufficient to realize a portion of the tax benefit associated with the future deductible temporary differences identified above. This belief is based upon a review of all available evidence, including historical operating results and projections of future taxable income. The valuation allowance relates primarily to net deferred tax assets generated in the United States and Ireland as more fully disclosed below.

    The Company's provision for income taxes results from the mix of profits and losses experienced across the jurisdictions in which it operates. Losses in the United States and Ireland provide no income tax benefit while profits in Spain and Singapore require tax provisions. At December 31, 1999, the Company had gross operating loss carryforwards of $22,350 for federal and state income tax purposes and $18,843 for foreign tax purposes. The federal and state carryforwards expire between 2011 and 2018. The foreign carryforwards do not expire. A change in ownership of the Company may reduce the amount of operating loss carryforwards the Company is able to utilize. The Company also has foreign tax credit carryovers of $3,431 which expire between 2002 and 2004.

    The Company has not provided for U.S. federal and foreign withholding taxes on approximately $30,700 of its foreign subsidiaries' undistributed earnings as of December 31, 1999 because such earnings are intended to be permanently reinvested.

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

12. Senior Redeemable Preferred Stock

    In conjunction with the asset acquisition from 3Com (see Note 9), the Company issued 2,000,000 shares of preferred stock with a par value of $0.001 per share and warrants to purchase Common Stock (see Note 14). The total consideration received of $49,118, net of issuance costs incurred of $882, has been allocated to the preferred stock and the warrants based on their fair values, as determined by the Company based on its consideration of various factors including appraisals, market comparables and the use of generally accepted valuation models, of $38,395 and $10,723, respectively. The preferred stock is mandatorily redeemable on November 26, 2006 at its liquidation value of $25 per share plus accumulated dividends. The securities are callable by the Company at 114% of the liquidation value prior to November 26, 2000 and at 115% from that date up through the date of mandatory redemption.

    Holders of the securities are entitled to cumulative cash dividends at an annual rate of 14% through November 26, 2000. Subsequent to that date, dividends will accrue at an annual rate of 15% and will be paid in cash on the redemption date or paid in additional shares of preferred stock prior to that date. The securities are convertible, at the option of the Company, to Subordinated Exchange Debentures with an annual interest rate of 14% through November 26, 2000 and 15% thereafter. Such conversion is, however, subject to certain restrictions including the Company's inability to convert the preferred stock as long as the initial purchaser continues to hold it. The preferred stock (and debentures, if converted) ranks senior to all other subordinated debt, preferred stock and common equity of the Company.


    The discount on the preferred stock of $11,605 is being accreted, using the interest method, through the mandatory redemption date and is recorded as a charge against additional paid in capital. The amount of accretion recorded against additional paid in capital in 1999 was $138.


    In the event that the Company elects to call the preferred stock in advance of the mandatory redemption date, accretion of the remaining discount as well as accretion of the call premium will occur. Such amounts would be deductible from net income available to common stockholders, for purposes of earnings per share calculations, in the period in which the call is exercised.

13. Common Stock

    On April 27, 2000, the Company's Board of Directors declared a four-for-one reverse stock split of the Company's Common Stock. This reverse stock split was effective May 2, 2000. All earnings per common share amounts, references to common stock and stockholders' equity amounts have been restated as if the reverse stock split had occurred as of the earliest period presented.

    In 1998, the Company issued an aggregate of 71,000 shares of Common Stock to three founders of the Company in connection with their shareholder agreements. In 1999 the Company was obligated to issue an additional 34,341 shares of Common Stock to the three founders of the Company. These shares will be issued in fiscal 2000. A non-cash charge of $341 and $422 was recorded in selling, general and administrative expenses related to the above shares, representing the fair value of $4.80 and $12.28 per share at the time of the obligation to issue shares, in 1998 and

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

1999, respectively. At December 31, 1999, $422 has been included in accrued expenses related to the shares to be issued in 2000.

    In the first quarter of 2000, the Board of Directors approved a grant of 200,000 shares of Common Stock to the Company's Chief Executive Officer. In connection with this grant, the Company expects to record a one time non-cash charge of approximately $2,456 in the first quarter of 2000.

14. Warrants

    The Company issued warrants to purchase 1,160,542 shares of Common Stock in conjunction with the issuance of the senior redeemable preferred stock (see
Note 12). The warrants, which have an exercise price of $4.80 per share, were issued in two tranches. The first tranche is comprised of warrants, which are immediately exercisable to purchase 222,730 shares of Common Stock. The second tranche is comprised of warrants, which are held in escrow, to purchase 937,812 shares of Common Stock. The second tranche of warrants will be released from escrow on November 26, 2000 if the preferred stock remains outstanding at that date.

    In conjunction with a prior credit agreement entered into in August 1995, the Company issued a stock purchase warrant to a lending bank entitling the holder to purchase shares of the Company's Common Stock. The warrant is exercisable at any time, has no expiration date and, using a generally accepted valuation model, was determined to have an insignificant value at its time of issuance. The number of shares that can be acquired at an exercise price of $4.00 per share is 128,008.

15. Option Plan

    Effective December 4, 1996, the Board of Directors adopted a non-qualified stock option plan (the "Plan"). Under the terms of the Plan, the Board of Directors, or its designee, shall have the ability to grant two types of options ("Share Value" and "Ordinary") to employees of the Company to purchase the Company's Common Stock at an exercise price which will be determined by the Board of Directors or its designee at the date of grant. The Company has reserved 312,500 common shares for issuance of Share Value options and 2,687,500 common shares for issuance of Ordinary options. The Plan terminates in November 2006.

    For Ordinary options granted, one-half of the award will vest ratably over four years following the date of grant. The remainder of the grant vests eight years from the date of grant, with provisions for acceleration based on pre-established financial performance goals. Ordinary options expire ten years from the date of grant.

    Share Value options have been issued by the Company at exercise prices of $4.00 and $20.00. Under the original terms of the plan, these options vest based on certain pre-established financial performance goals, which were measured through January 2000. Prior to January 1, 1999, none of the pre-established financial goals were met and, as such, none of the options vested and no compensation was recognized. In January 1999, the Plan was amended to convert the Share Value

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

options with a $20.00 exercise price to Ordinary options, with fifty percent vested as of January 1999 and the remaining vesting in January 2000. In addition, the vesting of the Share Value options with a $4.00 exercise price was adjusted to provide for vesting four years from the modification date, subject to acceleration based on pre-established Company share price goals. A non-cash compensation charge of $40 was recognized in selling, general and administrative expenses due to this modification.

    A summary of stock option activity for the Company's option Plan is as follows:

                                                                                        Weighted
                                                 Number of                              Average
                                                   Shares         Option Price       Exercise Price
Outstanding at December 31, 1996...............   1,414,425             $     4.00      $ 4.00
  Granted......................................   1,045,603             4.00-20.00       11.52
  Exercised....................................    (162,778)                  4.00        4.00
  Forfeited....................................    (311,476)                  4.00        4.00
                                                 ----------

Outstanding at December 31, 1997...............   1,985,774             4.00-20.00        7.96
  Granted......................................     265,500             4.00-20.00        5.04
  Exercised....................................     (54,459)                  4.00        4.00
  Forfeited....................................    (106,468)            4.00-20.00       10.16
                                                 ----------

Outstanding at December 31, 1998...............   2,090,347             4.00-20.00        7.60
  Granted......................................   1,315,514             4.00-12.28       10.88
  Exercised....................................    (559,292)             4.00-4.80        4.00
  Forfeited....................................    (866,628)            4.00-20.00       12.16
                                                 ----------

Outstanding at December 31, 1999...............   1,979,941            $4.00-20.00      $ 8.48
                                                 ==========
Exercisable at December 31, 1999...............     733,646            $4.00-20.00      $ 9.04
                                                 ==========

                                         Options Outstanding                             Options Exercisable
                        ------------------------------------------------------   -----------------------------------
                              Number                               Weighted            Number            Weighted
                          outstanding at     Weighted average      average         exercisable at        average
   Exercise price       December 31, 1999    remaining years    exercise price   December 31, 1999    exercise price
       $ 4.00                  801,298               7              $ 4.00              406,413           $ 4.00
       $ 4.80                  580,105               9              $ 4.80              100,320           $ 4.80
       $12.28                  152,313              10              $12.28                1,551           $12.28
       $20.00                  446,225               8              $20.00              225,362           $20.00
                             ---------                                                ---------
                             1,979,941                                                  733,646
                             =========                                                =========

    As permitted, the Company applied Accounting Principles Board Opinion 25 and related Interpretations in accounting for its stock-based compensation plan. If compensation cost for the Company's stock-based compensation plan had been determined based on the fair value of the options at the grant dates of the awards consistent with the alternative method of Statement of

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income (loss) would have been as follows:

                                                                 Year Ended December 31,
                                                              ------------------------------
                                                                1997       1998       1999
Net income (loss) available to common stockholders:
  As reported...............................................  $(17,278)  $(6,241)    $1,201
  Pro forma.................................................  $(18,387)  $(6,630)    $  370

Diluted net income (loss) per share:
  As reported...............................................  $  (1.07)  $ (0.33)    $ 0.06
  Pro forma.................................................  $  (1.14)  $ (0.35)    $ 0.02

    The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for options granted in 1997: risk free interest rate of 6.49%; expected life of 7 years; volatility of 41% and no dividend declarations. The weighted average assumptions for options granted in 1998 are as follows: risk free interest rate of 5.74%; expected life of 7 years; volatility of 42% and no dividend declarations. The weighted average assumptions for options granted in 1999 are as follows: risk-free interest rate of 5.78%; expected life of 7 years; volatility of 51% and no dividend declarations.

16. Earnings Per Share

    The following table illustrates the reconciliation of the numerator and denominator of basic and diluted income (loss) per share before extraordinary loss computations as required by SFAS 128:

                                                                 Year Ended December 31,
                                                           ------------------------------------
                                                              1997         1998         1999
Numerator--basic and diluted earnings per share:
  Income (loss) before extraordinary loss................  $  (17,278)  $   (4,039)  $    2,010
  Dividends on senior redeemable preferred stock.........          --           --         (671)
  Accretion of senior redeemable preferred stock.........          --           --         (138)
                                                           ----------   ----------   ----------
  Income (loss) available to common stockholders before
    extraordinary loss...................................  $  (17,278)  $   (4,039)  $    1,201
                                                           ==========   ==========   ==========
Denominator:
  Basic income (loss) per share--weighted average shares
    outstanding..........................................  16,171,809   18,745,786   19,384,277
  Effect of dilutive securities--stock options and
    warrants.............................................          --           --      223,891
                                                           ----------   ----------   ----------
  Diluted income (loss) per share--weighted average
    shares outstanding...................................  16,171,809   18,745,786   19,608,168
                                                           ==========   ==========   ==========

  Basic income (loss) per share..........................  $    (1.07)  $    (0.21)  $     0.06
  Diluted income (loss) per share........................  $    (1.07)  $    (0.21)  $     0.06

    For the years ended December 31, 1997, December 31, 1998 and December 31, 1999 anti-dilutive options and warrants of 499,225, 2,218,347 and 1,752,830, respectively, have been excluded

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

from the calculation of EPS as either the Company had a net loss for the year or the options' exercise price was greater than the estimated fair market price of the common shares. In addition, options and warrants to purchase Common Stock of 1,670,800 were excluded for 1997 as the exercise price of the options and warrants was equal to the estimated fair market price of the common shares and therefore had no impact on the dilutive weighted shares outstanding.

17. Retirement and Benefit Programs

    The Company sponsors a defined contribution plan covering its eligible U.S. employees. The plan permits the Company to make non-discretionary contributions on behalf of its employees. In 1997, 1998 and 1999, the Company made contributions to the plan of $0, $282 and $636, respectively.

    Employees of certain foreign operations participate in various local defined benefit and defined contribution plans which, in the aggregate, are not significant to the consolidated financial statements. Amounts charged to pension expense for 1997, 1998 and 1999 under these plans were $223, $216 and $228, respectively.

    In 1997, the Company terminated a defined benefit plan in Athlone, Ireland, which resulted in a gain of $1,378. In 1999, the Company curtailed its defined benefit plan in Valencia, Spain. There was no significant gain or loss recorded in relation to this curtailment.

18. Business Segment Information

    The Company's operations comprise a single line of business, providing electronics design and manufacturing services. Information about the Company's operations in different geographic regions is presented in the table below:

                                                                            Operating     Identifiable
                                                              Net sales   income (loss)      assets
Year Ended December 31, 1997
  United States -- Corporate................................  $     --       $(13,157)      $ 12,683
             -- Operations..................................    97,765         (9,277)        43,005
  Europe....................................................   336,964         16,357        133,347
  Asia......................................................   127,937          1,825         77,894
                                                              --------       --------       --------
                                                              $562,666       $ (4,252)      $266,929
                                                              ========       ========       ========
Year Ended December 31, 1998
  United States -- Corporate................................  $     --       $(14,639)      $ 10,041
             -- Operations..................................   301,011          6,863         87,720
  Europe....................................................   349,229          9,292        122,615
  Asia......................................................   187,753          7,179         57,232
                                                              --------       --------       --------
                                                              $837,993       $  8,695       $277,608
                                                              ========       ========       ========

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

                                                                            Operating     Identifiable
                                                              Net sales   income (loss)      assets
Year Ended December 31, 1999
  United States -- Corporate................................  $     --       $(23,044)      $ 14,167
             -- Operations..................................   457,390         15,432        236,705
  Europe....................................................   289,611         13,993         99,610
  Asia......................................................   173,721         10,030         61,301
                                                              --------       --------       --------
                                                              $920,722       $ 16,411       $411,783
                                                              ========       ========       ========

    Identifiable assets are those assets used in the Company's operations in each location.

19. Major Customers

    The Company had sales to two customers aggregating 51% and 19% of total sales for the year ended December 31, 1997. Accounts receivable from these two customers represented 44% and 34%, respectively, of total accounts receivable at December 31, 1997.

    The Company had sales to two customers totaling 51% and 20%, respectively, of total sales for the year ended December 31, 1998. Accounts receivable from these customers represented 46% and 23%, respectively, of total accounts receivable at December 31, 1998.

    The Company had sales to two customers totaling 49% and 14%, respectively, of total sales for the year ended December 31, 1999. Accounts receivable from these customers represented 19% and 13%, respectively, of total accounts receivable at December 31, 1999.

20. Restructuring and Other Asset Writedowns

    The Company enters into business acquisitions or asset acquisitions and related supply agreements with the intention of improving the existing manufacturing operations to reduce costs and improve operating margins. In order to do this, the Company typically assesses the manufacturing processes and employee base and restructures the operations to achieve the expected operating margins.

    In the fourth quarter of 1997, management approved a plan to restructure certain operations in the United States and Spain. Pursuant to the restructuring plan, the Company's Fremont, California facility was closed during the first quarter of 1998. During the year ended December 31, 1997, the facility generated revenues of $19,009 and a net operating loss, excluding the restructuring charge, of $5,446. Restructuring costs totaling $7,198 were recorded for the closing of this facility. These costs related primarily to the writeoff of machinery and equipment, lease termination costs and severance costs for approximately 103 manufacturing and managerial employees. The fixed asset impairment totaled $4,932. Assets were written down to their estimated fair market value and were disposed of during the first quarter of 1998. All 103 employees were terminated in 1998. Also included in the 1997 restructuring plan were charges of $4,896 related to the severance for approximately 40 managerial and manufacturing employees located at the Company's facility in Spain. All of these employees were terminated in 1998.

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

    In the fourth quarter of 1998, management approved a plan to restructure certain operations in the United States, Spain and Asia. The total charge recorded for this plan was $6,729, which was comprised primarily of the write-off of certain capitalized assets in Asia of $1,135, lease termination costs in Asia, Europe and the United States of $1,921, and the severance related to personnel reductions of approximately 72 managerial and manufacturing employees in both the United States and Spain of $3,672. The impairment of capitalized assets in Asia related to manufacturing machinery and equipment and resulted from a significant reduction in the demand from one customer. The assets, which were taken out of service in 1998, were written down to their fair market value and were treated as held for disposal. Depreciation on these assets ceased. The assets were disposed during 1999.

    During the fourth quarter of 1999, management approved a restructuring plan designed to improve its manufacturing operations at its Charlotte facility. This restructuring plan, which is expected to be substantially complete over the next twelve months, is comprised primarily of severance costs of $780 related to personnel reductions of approximately 33 manufacturing and managerial employees.

    The major components of the restructuring plans are as follows:

                                                         Year Ended December 31,
                                                      ------------------------------
                                                        1997       1998       1999
Employee severance..................................  $ 5,387     $3,673      $780
Asset writedowns....................................    4,932      1,135        --
Lease terminations..................................    1,000      1,921        --
Other...............................................      775         --        --
                                                      -------     ------      ----
                                                      $12,094     $6,729      $780
                                                      =======     ======      ====

    Certain severance charges are being paid over periods that extend beyond one year. Asset writedowns relate primarily to the closing of facilities and the losses resulting from equipment dispositions. Other charges include miscellaneous costs and other commitments.

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

    The following table sets forth the activity in the restructuring reserves through December 31, 1999:

                                                1997       1998       1999      Total
Restructuring provision.....................  $12,094     $   --      $ --     $12,094
Cash payments...............................                  --        --
Asset writedowns............................    4,932         --        --       4,932
                                              -------     ------      ----     -------
Balance at December 31, 1997................    7,162         --        --       7,162

Restructuring provision.....................       --      6,729        --       6,729
Cash payments...............................    6,958      1,127        --       8,085
Asset writedowns............................       --      1,135        --       1,135
                                              -------     ------      ----     -------
Balance at December 31, 1998................      204      4,467        --       4,671

Restructuring provision.....................       --         --       780         780
Cash payments...............................      204      3,819       266       4,289
Asset writedowns............................       --        494        --         494
                                              -------     ------      ----     -------
Balance at December 31, 1999................  $    --     $  154      $514     $   668
                                              =======     ======      ====     =======

    Reserves remaining at December 31, 1999 primarily represent liabilities for severance payments under the 1999 restructuring plan. The remaining balance of $668 will be fully utilized during the year 2000.

                        MANUFACTURERS' SERVICES LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (In thousands, except share data)

21. Subsequent Events (unaudited)

    CREDIT AGREEMENT

    During the quarter ended April 2, 2000, the Company amended its credit facility to increase the borrowings under the term loan by $25.0 million. These additional borrowings are subject to the same terms and conditions, including debt covenants and interest rate arrangements, as the prior borrowings under the facility. The Company capitalized $540 of debt issuance costs incurred in connection with the closing of this amendment.

    LITIGATION

    In 1998, Lockheed Martin Corporation ("LM") filed a complaint against the Company and certain principal stockholders. The complaint alleged that the Company failed to complete the acquisition of one of LM's subsidiaries under a purchase agreement signed in 1997. The complaint alleged unspecified damages, which could have exceeded $70 million based on the ultimate selling price of LM's subsidiary to another unrelated party. It was the Company's position that a material adverse change to the subsidiary's business relieved the Company of the obligation to close the purchase agreement.

    In April 2000, the Company and LM agreed to terms of an out of court settlement, whereby the Company will pay LM $5 million in three separate payments: $1 million in cash on May 1, 2000; a $2 million non-interest bearing note due on August 1, 2000; and a $2 million note due and payable on August 1, 2001, which will bear interest at a market rate at the time of issuance. In addition, the Company's major shareholder has agreed to provide services to LM with a fair market value of $1 million.

    In addition, the Company is from time to time subject to legal proceedings and claims which arise in the normal course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse effect on the Company's financial position or its results of operations.

                        MANUFACTURERS' SERVICES LIMITED
                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)

                                                              December 31,    April 2,
                                                              ------------   -----------
ASSETS                                                            1999          2000
                                                                             (unaudited)
Current assets:
  Cash and cash equivalents.................................    $ 24,182      $ 11,736
  Accounts receivable, less allowance for doubtful accounts
    of $728 and $1,026 at December 31, 1999 and April 2,
    2000, respectively......................................     131,301       174,579
  Inventories...............................................     125,164       133,904
  Deferred tax asset........................................       1,068         1,068
  Marketable securities.....................................          --           448
  Prepaid expenses and other current assets.................      17,550        10,879
                                                                --------      --------
    Total current assets....................................     299,265       332,614

  Property and equipment, net...............................      62,814        68,321
  Goodwill and other intangibles............................      37,949        36,745
  Deferred tax asset........................................         121           121
  Other assets..............................................      11,634        13,435
                                                                --------      --------
    Total assets............................................    $411,783      $451,236
                                                                ========      ========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt and capital lease
    obligations.............................................    $  5,414      $  7,500
  Accounts payable..........................................     164,261       193,986
  Accrued expenses and other current liabilities............      26,177        23,487
  Restructuring reserve.....................................         668           299
  Income taxes payable......................................       4,472         4,398
                                                                --------      --------
    Total current liabilities...............................     200,992       229,670

Long-term debt and capital lease obligations................     121,929       142,215
Other liabilities...........................................       1,037           559
                                                                --------      --------
    Total liabilities.......................................     323,958       372,444
                                                                --------      --------

Commitments and contingencies (Note 3)

Senior redeemable preferred stock, 2,000,000 shares
  authorized; 0 and
  2,000,000 shares issued and outstanding at December 31,
  1998 and 1999,
  respectively; redemption value of $25 per share...........      39,204        39,595
                                                                --------      --------

Stockholders' equity:
  Preferred stock, $0.001 par value, 3,000,000 shares
    authorized; no shares
    issued and outstanding..................................          --            --
  Common stock, $0.001 par value; 150,000,000 shares
    authorized;
    19,588,897 and 19,947,770 shares issued and outstanding
    at
    December 31, 1999 and April 2, 2000, respectively.......          20            20
  Additional paid in capital................................      88,471        92,042
  Accumulated deficit.......................................     (30,361)      (41,184)
  Accumulated other comprehensive loss......................      (9,509)      (11,681)
                                                                --------      --------
    Total stockholders' equity..............................      48,621        39,197
                                                                --------      --------
    Total liabilities and stockholders' equity..............    $411,783      $451,236
                                                                ========      ========

    See accompanying notes to the interim consolidated financial statements.

                        MANUFACTURERS' SERVICES LIMITED
               CONSOLIDATED STATEMENTS OF OPERATIONS -- Unaudited
                       (In thousands, except share data)

                                                                  Three Months Ended
                                                             -----------------------------
                                                             April 4, 1999   April 2, 2000
                                                             -------------   -------------
Net sales..................................................   $   206,964     $   332,820
Cost of goods sold.........................................       195,879         316,505
                                                              -----------     -----------
Gross profit...............................................        11,085          16,315
Operating expenses:
  Selling, general and administrative......................         7,928          16,702
  Legal settlement.........................................            --           6,000
                                                              -----------     -----------
Operating income (loss)....................................         3,157          (6,387)
Interest expense, net......................................        (1,702)         (3,476)
Foreign exchange gain (loss)...............................        (1,160)           (673)
                                                              -----------     -----------
Income (loss) before provision for income taxes............           295         (10,536)
Provision for income taxes.................................           192             287
                                                              -----------     -----------
Net income (loss)..........................................   $       103     $   (10,823)
                                                              ===========     ===========
Net income (loss) applicable to common stock...............   $       103     $   (12,954)
                                                              ===========     ===========
Basic income (loss) per share:
  Net income (loss)........................................   $      0.01     $     (0.66)
  Weighted average shares outstanding......................    19,053,219      19,673,082

Diluted income (loss) per share:
  Net income (loss)........................................   $      0.01     $     (0.66)
  Weighted average shares outstanding......................    19,208,317      19,673,082

    See accompanying notes to the interim consolidated financial statements.

                        MANUFACTURERS' SERVICES LIMITED
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY -- Unaudited

                                 (In thousands)

                              Common stock                                    Accumulated
                          --------------------   Additional                      other                             Total
                           Number                 paid in     Accumulated    comprehensive    Comprehensive    stockholders'
                          of shares    Amount     capital       deficit      income (loss)    income (loss)       equity
Balance at
  December 31, 1999.....   19,589       $20       $88,471       $(30,361)       $ (9,509)                        $ 48,621
Net loss................                                         (10,823)                        $(10,823)        (10,823)
Issuance of stock.......      213                   3,826                                                           3,826
Exercise of stock
  options...............      112                     455                                                             455
Purchase of shares......       34                     421                                                             421
Dividends declared on
  preferred shares......                           (1,783)                                                         (1,783)
Accretion of preferred
  stock.................                             (348)                                                           (348)
Translation
  adjustment............                                                          (2,240)          (2,240)         (2,240)
Unrealized gain on
  securities held for
  sale..................                                                              68               68              68
Stockholder contribution
  for legal
  settlement............                            1,000                                                           1,000
                           ------       ---       -------       --------        --------         --------        --------
Comprehensive income
  (loss)................                                                                         $(12,995)
                                                                                                 --------
Balance at April 2,
  2000..................   19,948       $20       $92,042       $(41,184)       $(11,681)                        $ 39,197
                           ======       ===       =======       ========        ========                         ========

    See accompanying notes to the interim consolidated financial statements.

                        MANUFACTURERS' SERVICES LIMITED
                CONSOLIDATED STATEMENTS OF CASH FLOWS--Unaudited
                                 (In thousands)

                                                                 Three Months
                                                                     Ended
                                                              -------------------
                                                              April 4,   April 2,
                                                                1999       2000
Cash flows relating to operating activities:
  Net income (loss).........................................  $    103   $(10,823)
  Adjustments to reconcile net income to net cash provided
    by
    (used in) operating activities:
      Depreciation and amortization.........................     2,921      6,084
      Amortization of capitalized finance fees..............       167        282
      Additions to allowance for doubtful accounts..........        78        (91)
      Non cash charge for stock issuance....................        --      3,826
      Foreign exchange (gain) loss..........................     1,160        614
      Deferred taxes........................................        41         --
      Writedowns and loss on disposal of fixed assets.......        --        (21)
      Gain on sale of securities............................        (8)        --
      Litigation settled by shareholder.....................        --      1,000
  Changes in operating assets and liabilities:
    Accounts receivable.....................................       173    (43,241)
    Inventories.............................................     7,382    (10,686)
    Prepaid expenses and other assets.......................    (4,199)     3,564
    Accounts payable........................................   (13,214)    31,392
    Accrued expenses and other liabilities..................    (3,385)    (2,614)
                                                              --------   --------
Net cash used in operating activities.......................    (8,781)   (20,714)
                                                              --------   --------
Cash flows relating to investing activities:
  Proceeds from sale of fixed assets........................        13         43
  Purchases of property and equipment.......................    (2,178)    (6,222)
  Cost of internal use software.............................    (2,275)    (2,627)
                                                              --------   --------
Net cash used in investing activities.......................    (4,440)    (8,806)
                                                              --------   --------
Cash flows relating to financing activities:
  Proceeds from long-term debt..............................        --     25,000
  Net proceeds from (payments on) new revolving line of
    credit..................................................    15,500     (4,000)
  Repayments of long-term debt and capital lease
    obligations.............................................    (2,664)    (1,596)
  Debt issuance and amendment costs.........................       (81)      (540)
  Proceeds from exercise of stock options...................        --        455
  Proceeds from issuance of common stock....................     1,107         --
  Dividend payments on preferred stock......................        --     (1,750)
                                                              --------   --------
Net cash provided by financing activities...................    13,862     17,569
                                                              --------   --------
Effect of foreign exchange rate changes on cash.............    (1,497)      (495)
                                                              --------   --------
Net increase in cash........................................      (856)   (12,446)
Cash and cash equivalents at beginning of year..............    23,969     24,182
                                                              --------   --------
Cash and cash equivalents at end of year....................  $ 23,113   $ 11,736
                                                              ========   ========
Supplemental cash flow data:
  Interest paid.............................................  $  1,213   $  3,758
                                                              ========   ========
  Taxes paid................................................        --        361
                                                              ========   ========
  Assets acquired under capital leases......................  $    698   $     80
                                                              ========   ========

    See accompanying notes to the interim consolidated financial statements.

                        MANUFACTURERS' SERVICES LIMITED
         NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS--Unaudited
                     (In thousands, except per share data)

1. Basis of Presentation

    The consolidated balance sheet at April 2, 2000 and the consolidated statements of income, of cash flow and of stockholders' equity for the three months ended April 4, 1999 and April 2, 2000 are unaudited, and certain information and footnote disclosure related thereto normally included in financial statements prepared in accordance with generally accepted accounting principles, has been omitted in accordance with Rule 10-01 of Regulation S-X. In the opinion of management, the accompanying unaudited consolidated financial statements were prepared following the same policies and procedures used in the preparation of the audited financial statements and reflect all adjustments (consisting of normal recurring adjustments) considered necessary to present fairly the financial position of the Company. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year.

2. Supplemental Balance Sheet Information

    Inventories are comprised of the following:

                                                              December 31,   April 2,
                                                                  1999         2000
                                                              ------------   --------
Raw materials and purchased inventory.......................    $ 91,944     $107,277
Work-in-process.............................................      29,623       22,889
Finished goods..............................................       3,597        3,738
                                                                --------     --------
                                                                $125,164     $133,904
                                                                ========     ========

3. Long-Term Debt and Capital Lease Obligations

    Long-term debt and capital lease obligations are comprised of the following:

                                                              December 31,   April 2,
                                                                  1999         2000
                                                              ------------   --------
Revolving Facility..........................................    $ 68,100     $ 64,100
Term Loans..................................................      49,375       74,250
Unsecured non-interest bearing obligation due to former
  owner of an acquired subsidiary. Payments are due in equal annual installments of approximately $245, beginning
  January 1998 and continuing through January 2001..........         490          245
Unsecured interest bearing obligations due to former owners
  of acquired businesses with an interest rate of 5%.
  Payments are due in annual installments of approximately
  $700, beginning April 2000 and continuing through June
  2002......................................................       1,916        1,915
Obligations under capital leases............................       7,462        9,205
                                                                --------     --------
                                                                 127,343      149,715
Less: Current portion.......................................      (5,414)      (7,500)
                                                                --------     --------
                                                                 121,929      142,215
                                                                ========     ========

                        MANUFACTURERS' SERVICES LIMITED
         NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS--Unaudited
                     (In thousands, except per share data)

CREDIT AGREEMENT

    During the quarter ended April 2, 2000, the Company amended its credit facility to increase the borrowings under the term loan by $25.0 million. These additional borrowings are subject to the same terms and conditions including debt covenants and interest rate arrangements as the prior borrowings under the facility. The Company capitalized $540 of debt issuance costs incurred in connection with the closing of this amendment.

    At April 2, 2000, the interest rate for the term loan facility was 9.9375% and the revolving credit facility was between 9.125% and 11.00%.

4. Accounts Receivable

    As of April 2, 2000, the Company had outstanding receivables with a significant customer of $6,900 which are being disputed by that customer. The dispute involves inventory that was purchased by the Company at a premium in order to meet the customers' increase in forecast demand. The Company purchased the inventory with the full knowledge and agreement of the customer that the customer would bear the expense of the premium price.

    The Company is in the process of resolving this issue with the customer and has not provided a reserve as of April 2, 2000 as management believes that the receivable is valid and that the amount will ultimately be collected.

LITIGATION

    In 1998, Lockheed Martin Corporation ("LM") filed a complaint against the Company and certain principal stockholders. The complaint alleged that the Company failed to complete the acquisition of one of LM's subsidiaries under a purchase agreement signed in 1997. The complaint alleged unspecified damages, which could have exceeded $70 million based on the ultimate selling price of LM's subsidiary to another unrelated party. It was the Company's position that a material adverse change to the subsidiary's business relieved the Company of the obligation to close the purchase agreement.

    In April 2000, the Company and LM agreed to terms on an out of court settlement, whereby the Company will pay LM $5 million in three separate payments: $1 million in cash on May 1, 2000; a $2 million non-interest bearing note due on August 1, 2000; and a $2 million note due and payable on August 1, 2001, which will bear interest at a market rate at the time of issuance. In addition, the Company's major shareholder has agreed to provide service to LM with a fair market value of $1 million. The Company has recorded a $6 million charge with a corresponding $5 million liability and a $1 million capital contribution in the accompanying condensed consolidated financial statements as of and for the three months ended April 2, 2000.

    In addition, the Company is from time to time subject to legal proceedings and claims which arise in the normal course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse effect on the Company's financial position or its results of operations.

                        MANUFACTURERS' SERVICES LIMITED
         NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS--Unaudited
                       (In thousands, except share data)

5. Asset Acquisitions

    In November 1999, the Company acquired certain assets from 3Com Corporation used in the production of Palm handheld computing devices and modems and network interface cards for total consideration of $79,480. In the first quarter of 2000, the Company finalized the purchase price allocation, resulting in an increase of $1,273 to the long-term assets acquired in the transaction.

6. Forward Foreign Currency Contracts

    The Company enters into forward foreign currency agreements to hedge certain foreign currency transactions. Realized and unrealized gains and losses arising from forward currency contracts are recognized as adjustments to the gains and losses resulting from the underlying hedged transactions. The table below summarizes the notional amounts and fair values of the Company's foreign exchange contracts, which have been entered into by the Company's Spanish subsidiary:

Currency                                      Notional Amount Buy (Sell)   Fair Value
--------                                      --------------------------   ----------
US Dollar...................................           $(17,700)              $ 714
US Dollar...................................           $  9,000               $(351)

7. Business Segment Information

    The Company's operations comprise a single line of business, providing electronics design and manufacturing services. Information about the Company's operations in different geographic regions is presented in the table below:

                                                                            Operating
                                                              Net sales   income (loss)
Three Months Ended April 2, 2000
  United States -- Corporate................................  $     --       $(15,798)
             -- Operations..................................   233,551          6,415
  Europe....................................................    63,759          2,184
  Asia......................................................    35,510            812
                                                              --------       --------
                                                               332,820       $ (6,387)
                                                              ========       ========
Three Months Ended April 4, 1999
  United States -- Corporate................................        --         (4,419)
             -- Operations..................................   100,567          2,945
  Europe....................................................    60,731          1,797
  Asia......................................................    45,666          2,834
                                                              --------       --------
                                                               206,964          3,157
                                                              ========       ========

                        MANUFACTURERS' SERVICES LIMITED
         NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS--Unaudited
                       (In thousands, except share data)

                                                              December 31,   April 2,
                                                                  1999         2000
                                                              ------------   --------
Identifiable Assets
  United States -- Corporate................................    $ 14,167     $  4,933
             -- Operations..................................     236,705      266,742
  Europe....................................................      99,610      103,186
  Asia......................................................      61,301       76,375
                                                                --------     --------
                                                                $411,783     $451,236
                                                                ========     ========

8. Option Plan

    The stockholders approved the 2000 Equity Incentive Plan (the "2000 Plan") in January 2000. The 2000 Plan is administered by the board of directors and selected employees, directors and non-employees, who provide services to the Company, are eligible to participate. The 2000 Plan provides for the award of a broad variety of stock-based compensation alternatives, such as non-qualified stock options, incentive stock options, restricted stock, performance awards and stock appreciation rights. The 2000 Plan provided 2,668,750 shares of common stock to be offered from either authorized and unissued shares or issued shares which have been reacquired by the Company.

    For options granted under the 2000 Plan, which totalled 404,543, one-half of the award will vest ratably over four years following the date of grant. The remainder of the grant vests eight years from the date of grant, with provisions for acceleration based on pre-established financial performance goals.

    During the first quarter of 2000, all remaining shares available for awards under the Company's previous non-qualified stock option plan were granted.

A summary of stock option activity for the Company's option Plan is as follows:

                                                            For the Three Months Ended April 2, 2000
                                                      ----------------------------------------------------
                                                                                               Weighted
                                                       Number of                               Average
                                                        Shares          Option Price        Exercise Price
Outstanding at December 31, 1999....................    1,979,941   $        4.00--$20.00       $ 8.48
  Granted...........................................      745,900   $               12.28       $12.28
  Exercised.........................................     (112,034)  $        4.00--$ 4.80       $ 4.08
  Forfeited.........................................      (92,104)  $        4.00--$12.28       $ 5.36
                                                      -----------

Outstanding at April 2, 2000........................    2,521,703   $        4.00--$20.00       $ 9.88
                                                      ===========
Exercisable at April 2, 2000........................      889,929   $        4.00--$20.00       $12.12
                                                      ===========

    Compensation expense of $162 was recognized during the quarter ended April 2, 2000 to account for the vesting of options granted below the fair market price of the Company's Common Stock.

                        MANUFACTURERS' SERVICES LIMITED
         NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS--Unaudited
                       (In thousands, except share data)

    In the quarter ended April 2, 2000, the Board of Directors approved a grant of 200,000 shares of Common Stock to the Company's Chief Executive Officer, and a grant of 12,500 shares of Common Stock to senior management of the Company. In connection with this grant, the Company recorded a one time non-cash charge of $3,825, based upon the number of shares awarded and the fair value of $18 per share, as determined by the Company. This one-time non-cash charge of $3,825 has been included in selling, general and administrative in the accompanying consolidated statement of operations for the three months ended April 2, 2000.

9. Earnings Per Share

    The following table illustrates the reconciliation of the numerator and denominator of basic and diluted income (loss) per share before extraordinary loss computations as required by SFAS 128:

                                                               Three Months Ending
                                                             ------------------------
                                                              April 4,      April 2,
                                                                1999          2000
                                                             -----------   ----------
Numerator--basic and diluted earnings per share:
  Income (loss)............................................  $       103      (10,823)
  Dividends on senior redeemable preferred stock...........           --       (1,783)
  Accretion of senior redeemable preferred stock...........           --         (348)
                                                             -----------   ----------
  Income (loss) available to common stockholders...........  $       103      (12,954)
                                                             ===========   ==========
Denominator:
  Basic income (loss) per share--weighted average shares
    outstanding............................................   19,053,219   19,673,082
  Effect of dilutive securities--stock options and
    warrants...............................................      155,098           --
                                                             -----------   ----------
  Diluted income (loss) per share--weighted average shares
    outstanding............................................   19,208,317   19,673,082
                                                             ===========   ==========

  Basic income (loss) per share............................  $      0.01   $    (0.66)
  Diluted income (loss) per share..........................  $      0.01   $    (0.66)

    For the three months ended April 4, 1999 and April 2, 2000, anti-dilutive options and warrants of 840,127 and 3,810,253, respectively, have been excluded from the calculation of EPS as either the Company had a net loss for the year or the exercise price was greater than the estimated fair market price of the common shares.

10. Restructuring and Other Asset Writedowns

    The following table sets forth the activity in the restructuring reserves through April 2, 2000:

Balance at December 31, 1999................................    $668
Cash payments...............................................     369
Asset writedowns............................................      --
                                                                ----

Balance at April 2, 2000....................................    $299
                                                                ====

The restructuring reserve relates primarily to severance at the Company's Charlotte facility and is expected to be fully utilized in the Company's second quarter of 2000.

       Report of Independent Accountants on Financial Statement Schedules

To the Board of Directors
of Manufacturers' Services Limited

Our audits of the consolidated financial statements referred to in our report dated February 2, 2000, except as to the reverse stock split described in
Note 13 which is as of May 2, 2000, appearing in the Form S-1 Registration Statement of Manufacturers' Services Limited also included an audit of the financial statement schedule listed in Item 16 of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 2, 2000, except as to
the reverse stock split
described in Note 13 which
is as of May 2, 2000

                       Valuation and Qualifying Accounts
                                 (In thousands)

                                            Balance at   Charged to   Charged to                Balance at
                                            Beginning    Costs and      Other                     End of
Description                                 of Period     Expenses     Accounts    Deductions     Period
Allowance for doubtful accounts:
    1999..................................    $   698         339          700       (1,009)      $   728
    1998..................................    $ 1,942         319           --       (1,563)      $   698
    1997..................................    $ 1,724         232           --          (14)      $ 1,942
Deferred tax asset valutation allowance:
    1999..................................    $17,698       1,482          805           --       $19,985
    1998..................................    $13,960         978        2,760           --       $17,698
    1997..................................    $ 6,936       8,904           --       (1,880)      $13,960

---------------------------------------------------------
---------------------------------------------------------

           , 2000

                                     [LOGO]

                        MANUFACTURERS' SERVICES LIMITED

                       11,000,000 Shares of Common Stock

                             ----------------------

                              P R O S P E C T U S

                             ----------------------

                          DONALDSON, LUFKIN & JENRETTE

                         BANC OF AMERICA SECURITIES LLC

                               ROBERTSON STEPHENS

                           THOMAS WEISEL PARTNERS LLC

                                 DLJDIRECT INC.

---------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of Manufacturers' Services Limited have not changed since the date hereof.

Until            , 2000 (25 days after the date of this prospectus), all dealers that effect transactions in these shares of common stock may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter in this offering and when selling previously unsold allotments or subscriptions.
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

    The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates, except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.

Securities and Exchange Commission registration fee.....  $   63,453
National Association of Securities Dealers, Inc. filing
  fee...................................................      24,535
New York Stock Exchange listing fee.....................     105,600
Printing and engraving expenses.........................     275,000
Legal fees and expenses.................................     500,000
Accounting fees and expenses............................     435,000
Blue sky fees and expenses..............................       5,000
Transfer Agent and Registrar fees.......................      18,000
Miscellaneous...........................................     113,412
                                                          ----------
  Total.................................................  $1,540,000
                                                          ==========

Item 14.  Indemnification of Directors and Officers.

    The Registrant's Restated Certificate of Incorporation provides that the Registrant's Directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined. The Amended and Restated By-Laws provide that the Registrant shall indemnify its directors to the full extent permitted by the laws of the State of Delaware.

    Prior to the consummation of this offering, the Company will enter into indemnification agreements with each of its directors and executive officers that provide for indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Item 15.  Recent Sales of Unregistered Securities.

    In the three years preceding the filing of this Registration Statement, the Registrant has issued the following securities which were not registered under the Securities Act of 1933, as amended:

    (1) On June 13, 1997, MSL issued:

        (a) an aggregate of 5,208,334 shares of common stock to the DLJ Entities for an aggregate of $25 million; and

        (b) 157,250 shares of common stock to Kevin C. Melia pursuant to the exercise of outstanding options for an aggregate of $629,000.

    (2) Between April 4, 1998 and April 2, 2000, MSL sold an aggregate of 623,069 shares of common stock to employees and persons having business relationships with MSL for an aggregate of $1,464,598.

    (3) On November 26, 1999, MSL sold an aggregate of 2,000,000 shares of senior exchangeable preferred stock due 2006 to investment entities affiliated with Donaldson, Lufkin & Jenrette, Inc. for an aggregate of $50 million.

    (4) Between November 4, 1997 and April 2, 2000, MSL sold an aggregate of 693,800 shares of common stock to employees of MSL pursuant to the exercise of outstanding options for an aggregate of $2,782,754 and in consideration of services rendered.

    The sales and issuances listed above in paragraphs (1), (2) and (3) were deemed exempt from registration under the Securities Act by virtue of Section 4(2) thereof, as transactions not involving a public offering. The issuances of securities listed in paragraph (4) were deemed exempt from registration under the Securities Act by virtue of Rule 701. Defined terms used herein not otherwise defined have the meanings ascribed to them in the prospectus, which forms a part of this Registration Statement.

Item 16.  Exhibits and Financial Statement Schedules.

    (a) Exhibits:

          **1.1    Form of Underwriting Agreement.
          **2.1+   Securities Purchase Agreement dated as of January 20, 1995 by and among MSL and the parties listed therein.
          **2.2    Warrant Agreement dated as of August 31, 1995 by and among
                     MSL, Bank of America National Trust and Savings
                     Association and the parties listed therein.
          **2.3+   Preferred Stock and Warrant Subscription Agreement dated as of November 26, 1999 by and among MSL and the parties
                     listed therein.
          **2.4    Escrow Agreement dated as of November 26, 1999 by and among
                     MSL and the parties listed therein.
          **2.5+   Asset Purchase Agreement dated as of November 19, 1999,
                     among 3Com Corporation, Manufacturers' Services Limited
                     and Manufacturers' Services Salt Lake City
                     Operations, Inc.
          **2.6    Securities Purchase Agreement dated as of May 19, 1995 by
                     and among MSL and the parties listed therein.
          **2.7    Securities Purchase Agreement dated as of September 1, 1995 by and among MSL and the parties listed therein.
          **2.8    Securities Purchase Agreement dated as of June 11, 1997 by and among MSL and the parties listed therein.
          **3.1    Restated Certificate of Incorporation of MSL.
          **3.2    Amended and Restated By-laws of MSL.
          **3.3    Form of certificate representing shares of common stock,
                     $.001 par value per share.
          **4.1    Stockholders Agreement dated as of January 20, 1995 by and among MSL and the stockholders named therein.

          **4.2    Stockholders Agreement Amendment dated as of November 26,
                     1999 by and among MSL and the stockholders names therein.
          **4.3+   Credit Agreement dated August 21, 1998 among MSL, MSL
                     Overseas Finance B.V. and the lenders named therein.
          **4.4    First Amendment to Credit Agreement and Limited Waiver dated as of February 26, 1999 by and among MSL, MSL Overseas
                     Finance B.V. and the lenders named in the Credit
                     Agreement.
          **4.5    Second Amendment to Credit Agreement and Consent dated as of
                     November 23, 1999 by and among MSL, MSL Overseas Finance
                     B.V. and the lenders named in the Credit Agreement.
          **4.6    Third Amendment to Credit Agreement and Consent dated as of
                     February 10, 2000 by and among MSL, MSL Overseas Finance
                     B.V. and the lenders named in the Credit Agreement.
          **5.1    Opinion of Ropes & Gray.
         **10.1    Employment Agreement dated as of January 20, 1995 by and
                     between MSL and Kevin C. Melia.
         **10.2    Employment Letter dated as of June 20, 1997 by and between
                     MSL and Robert E. Donahue.
         **10.3    Employment Letter dated as of September 27, 1995 by and
                     between MSL and Rodolfo Archbold.
         **10.4    Employment Letter dated as of January 4, 1996 by and between
                     MSL and Dale R. Johnson.
         **10.5    Severance Letter dated June 25, 1996 by and between MSL and
                     Dale R. Johnson.
         **10.6    Employment Letter dated as of January 23, 1998 by and
                     between MSL and James N. Poor.
         **10.7    Second Amended and Restated Non-Qualified Stock Option Plan.
         **10.8    Form of 2000 Equity Incentive Plan.
         **10.9    Form of 2000 Employee Stock Purchase Plan.
         **10.10   Form of Indemnification Agreement.
         **10.11   Office/Warehouse Lease dated as of April 14, 1997 by and
                     between Amberjack, Ltd. and Manufacturers' Services
                     Limited - Roseville, Inc.
         **10.12   Lease dated as of May 5, 1998 by and between International
                     Business Machines Corporation and Manufacturers' Services
                     Western U.S. Operations, Inc.
        **X10.13   Supply Agreement dated as of November 27, 1999 by and
                     between MSL and 3Com Corporation.
        **X10.14   Outsourcing Agreement dated as of June 1, 1998 by and
                     between International Business Machines Corporation and
                     Manufacturers' Services Western US Operations, Inc.
        **X10.15   Manufacturing, Integration and Fulfillment Contract dated as of June 26, 1998 by and between International Business
                     Machines S.A. and Global Manufacturers' Services -
                     Valencia.
        **X10.16   Global Requirements Agreement No. MSL 183G dated as of
                     July 30, 1997 by and between MSL and Iomega Corporation.

        **X10.17   Supply Agreement dated as of November 27, 1999 by and
                     between MSL and Palm Computing, Inc.
        **X10.18   Manufacturing Services Agreement dated as of June 1, 1999 by and between Hewlett-Packard Singapore Pte Ltd. and
                     Manufacturers' Services Singapore Pte Ltd.
         **10.19   2000 Cash Incentive Compensation Plan.
         **21.1    Subsidiaries of MSL.
           23.1    Consent of PricewaterhouseCoopers LLP.
         **23.2    Consent of Ropes & Gray (included in the opinion filed as
                     Exhibit 5.1).
         **23.3    Consent of Technology Forecasters, Inc.
         **24.1    Power of attorney pursuant to which amendments to this
                     registration statement may be filed (included on the
                     signature page in Part II).
         **27.1    Financial Data Schedule.


--------------------------

**  Previously filed.

X Confidential treatment requested on portions of this exhibit. An unredacted version of this exhibit has been filed separately with the Commission.

+ MSL agrees to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to such agreement upon request by the Commission.

    (b) Financial Statement Schedules.

    The following financial statement schedule of the Company is included in
Part II of the Registration Statement:

Report of Independent Accountants on Financial Statement
  Schedules.................................................  S-1
Schedule II - Valuation and Qualifying Accounts.............  S-2

    All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17.  Undertakings.

    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such manner as requested by the underwriters to permit prompt delivery to each purchaser.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item 14--Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, Manufacturers' Services Limited has duly caused this Amendment No. 6 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Concord, Commonwealth of Massachusetts, on this 31st day of May, 2000.


                                                       MANUFACTURERS' SERVICES LIMITED

                                                       By:            /s/ KEVIN C. MELIA
                                                            --------------------------------------
                                                                     Name: Kevin C. Melia
                                                              Title: CHIEF EXECUTIVE OFFICER AND
                                                                    CHAIRMAN OF THE BOARD

                                    * * * *


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 6 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:



                     Signature                                   Title                   Date
                     ---------                                   -----                   ----
                                                     Chairman of the Board,
                /s/ KEVIN C. MELIA                     Chief Executive Officer
     ----------------------------------------          (Principal Executive          May 31, 2000
                  KEVIN C. MELIA                       Officer) and Director
                                                     President, Chief Financial
                         *                             Officer (Principal Financial
     ----------------------------------------          and Accounting Officer) and   May 31, 2000
                 ROBERT E. DONAHUE                     Director
                         *
     ----------------------------------------        Director                        May 31, 2000
                   THOMPSON DEAN
                         *
     ----------------------------------------        Director                        May 31, 2000
                     KARL WYSS
                         *
     ----------------------------------------        Director                        May 31, 2000
               GEORGE W. CHAMILLARD
                         *
     ----------------------------------------        Director                        May 31, 2000
                  WILLIAM WEYAND
                         *
     ----------------------------------------        Director                        May 31, 2000
                 JOHN F. FORT, III



    The undersigned, by signing his name hereto, does sign and execute this Amendment No. 6 pursuant to the Powers of Attorney executed by the above named directors and officer of the

Registrant and previously filed with the Securities and Exchange Commission on behalf of such directors and officer.



*By:                   /s/ KEVIN C. MELIA
              -------------------------------------          Attorney-in-Fact              May 31, 2000
                         KEVIN C. MELIA